Exhibit 2.8

PURCHASE AND SALE AGREEMENT

by and among

AVAGO TECHNOLOGIES LIMITED,

AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION,

AVAGO TECHNOLOGIES SENSOR (U.S.A.) INC.,

OTHER SELLERS

and

MICRON TECHNOLOGY, INC.

Dated as of November 17, 2006

4.20	Design Qualifications.	24
4.21	Suppliers	24
4.22	Products	24
4.23	Diligence Requests	24
4.24	No Other Representations or Warranties	24

ARTICLE V REPRESENTATIONS OF PURCHASER		25
5.1	Corporate Existence	25
5.2	Corporate Authority	25
5.3	Governmental Approvals, Orders and Consents	26
5.4	Financial Capacity	26
5.5	Finders; Brokers	26
5.6	No Other Representations or Warranties	26

ARTICLE VI AGREEMENTS OF PURCHASER AND SELLER		26
6.1	Operation of the Business	26
6.2	Investigation of Business; Confidentiality	28
6.3	Necessary Efforts; No Inconsistent Action	29
6.4	Public Disclosures	31
6.5	Access to Records, Personnel and the Assigned Real Property	32
6.6	Employee Relations and Benefits	35
6.7	Non U.S. Employees	39
6.8	Other Arrangements	40
6.9	Non Competition	40
6.10	Non Solicitation	41
6.11	Avago IP License Agreements and IP Side Letter	42
6.12	[Reserved]	43
6.13	Insurance Matters	43
6.14	Tax Matters	44
6.15	Mail Handling	48
6.16	[Reserved]	48
6.17	Shared Contracts Other Than Software Licenses	48
6.18	Software Licenses	48
6.19	NDAs and CAs	49
6.20	Patents Licensed Non Exclusively to the Purchaser	49
6.21	No Solicitation of Acquisition Proposals; Inconsistent Activities	49
6.22	Expiring Transferred Contracts	50
6.23	Contract Terminations	50

ARTICLE VII CONDITIONS TO CLOSING		50
7.1	Conditions Precedent to Obligations of Purchaser and the Seller Parties	50
7.2	Conditions Precedent to Obligation of the Seller Parties	50
7.3	Conditions Precedent to Obligation of Purchaser	51

ARTICLE VIII CLOSING		52
8.1	Closings	52
8.2	Purchaser Obligations	53
8.3	Seller Party Obligations	53

ARTICLE IX INDEMNIFICATION		54
9.1	Indemnification	54
9.2	Certain Limitations	55
9.3	Procedures for Third Party Claims and Excluded Liabilities	56
9.4	Certain Procedures	58
9.5	Remedies Exclusive	59

ARTICLE X TERMINATION		60
10.1	Termination Events	60
10.2	Effect of Termination	61

ARTICLE XI MISCELLANEOUS AGREEMENTS OF THE PARTIES		61
11.1	Dispute Resolution	61
11.2	Notices	62
11.3	Bulk Transfers	63
11.4	Severability	63
11.5	Further Assurances; Further Cooperation	63
11.6	Counterparts	63
11.7	Expenses	64
11.8	Assignment	64
11.9	Amendment; Waiver	64
11.10	Specific Performance	64
11.11	Third Parties	64
11.12	Governing Law	64
11.13	Consent to Jurisdiction; Waiver of Jury Trial	65
11.14	Disclosure Letter	65
11.15	Entire Agreement	65
11.16	Time is of the Essence	65
11.17	Section Headings; Table of Contents	65

EXHIBIT A	Form of Bill of Sale
EXHIBIT B	Form of Assignment and Assumption Agreement
EXHIBIT C	Form of Local Asset Transfer Agreement
EXHIBIT D	Form of Patent Assignment
EXHIBIT E	Retention Summary
EXHIBIT F	Purchaser Benefits Summary
EXHIBIT G	Excluded Assets
EXHIBIT H	Form of Master Separation Agreement
EXHIBIT I	Form of Joinder
EXHIBIT J	Form of Avago General IP License Agreement
EXHIBIT K	Form of Avago Sensor IPCo License Agreement
EXHIBIT L	Form of IP Side Letter
EXHIBIT M	Purchased Assets
EXHIBIT M-1	Transferred Contracts
EXHIBIT M-2	Vehicles

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement is dated as of November 17, 2006 (the “Agreement”), by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Seller”), Avago Technologies Sensor (U.S.A.) Inc., a Delaware corporation (“U.S. R&D”), each Subsidiary of Seller Parent that executes a joinder to this Agreement pursuant to Section 6.8(b) hereof (together with Seller, Seller Parent and U.S. R&D, the “Seller Parties”), and Micron Technology, Inc., a Delaware corporation (“Purchaser”) (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Seller Parties are engaged in, among other things, the Business (as defined below);

WHEREAS, the Seller Parties desire to sell, transfer and assign, and Purchaser desires to purchase and assume, the Purchased Assets and Assumed Liabilities upon the terms and subject to the conditions specified in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. Unless otherwise provided herein, capitalized terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Annex A.

1.2 Rules of Construction.

(a) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(b) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The words “include,” “including,” or “includes” when used herein shall be deemed in each case to be followed by the words “without limitation” or words having similar import. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.

ARTICLE II

PURCHASE, SALE AND ASSUMPTION

2.1 Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, the Purchased Assets shall be sold, assigned, transferred, conveyed and delivered (“Transferred”) to Purchaser as follows:

(a) at the Closing the Seller Parties shall, and shall cause their Subsidiaries to, Transfer to Purchaser or, if instructed by Purchaser in writing prior to the Closing Date, to one of Purchaser’s Affiliates, and Purchaser shall, or shall cause one of its Affiliates to, purchase, acquire and accept from the Seller Parties, all of the Seller Parties’ respective right, title and interest in and to the Purchased Assets other than the Sensor IP and the Malaysia Purchased Assets, free and clear of all Liens other than Permitted Liens;

(b) at the Sensor IP Closing the Seller Parties shall, and shall cause their Subsidiaries to, Transfer to Purchaser or, if instructed by Purchaser in writing prior to the Sensor IP Closing Date, to one of Purchaser’s Affiliates, and Purchaser shall, or shall cause one of its Affiliates to, purchase, acquire and accept from the Seller Parties, all of the Seller Parties’ respective right, title and interest in and to the Sensor IP, free and clear of all Liens other than Permitted Liens; and

(c) at the Malaysia Closing the Seller Parties shall, and shall cause their Subsidiaries to, Transfer to Purchaser or, if instructed by Purchaser in writing prior to the Malaysia Closing Date, to one of Purchaser’s Affiliates, and Purchaser shall, or shall cause one of its Affiliates to, purchase, acquire and accept from the Seller Parties, all of the Seller Parties’ respective right, title and interest in and to the Malaysia Purchased Assets, free and clear of all Liens other than Permitted Liens.

2.2 Assumption by Purchaser of Certain Liabilities; Retention by the Seller Parties of Remaining Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Applicable Closing, Purchaser shall assume and thereafter pay, perform and discharge when due the following liabilities and obligations of the Seller Parties (the “Assumed Liabilities”):

(i) any and all Liabilities under the executory portions of the Transferred Contracts and the Assigned Lease as such Transferred Contracts and Assigned Lease exist and are constituted as of the Applicable Closing, but only to the extent such Liabilities thereunder first arise or accrue after, or are otherwise attributable to periods commencing after, the Applicable Closing under the terms of such Transferred Contracts or the Assigned Lease, excluding any Liabilities that arise as a result of any breach or default by any Person other than Purchaser, including any Seller Party, any of their respective Affiliates or their respective predecessors in interest under any Transferred Contract or the Assigned Lease;

(ii) any and all Liabilities that are to be assumed by Purchaser in respect of any Transferred Employees pursuant to Section 6.6 and 6.7; and

(iii) any and all Liabilities in respect of Taxes that are to be assumed by Purchaser pursuant to Section 6.14.

Notwithstanding anything to the contrary contained in this Agreement or any documents delivered in connection herewith, Purchaser’s obligations in respect of the Assumed Liabilities will be subject to Purchaser’s right to contest against third parties in good faith the nature and extent of any Assumed Liabilities.

(b) Any other provision of this Agreement notwithstanding, Purchaser shall not be obligated to assume, pay, perform, discharge or be responsible for any Liabilities of the Seller Parties or any of their Affiliates other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), including:

(i) any and all Liabilities in respect of monies owed or accounts payable due to third parties incurred in connection with the operation of the Business prior to the Closing Date;

(ii) any and all Liabilities to the extent arising out of or relating to the operation or conduct by the Seller Parties or any of their respective Affiliates of any Retained Business;

(iii) subject to the provisions of Sections 2.4 and 2.5, any and all Liabilities to the extent arising out of or relating to any Excluded Asset;

(iv) any and all Liabilities in respect of Taxes that are to be borne by the Seller Parties or any of their Affiliates pursuant to Section 6.14, and any Liability in respect of deferred Taxes (from an accounting perspective);

(v) except as provided for in Section 6.6 or 6.7, any and all Liabilities to or in respect of any current or former employees of the Seller Parties or any of their respective Affiliates;

(vi) except as provided for in Section 6.6 and 6.7, any and all Liabilities under or relating to any Seller Plans, and any expenses and benefits incurred or claimed under any Seller Plans in respect of any Transferred Employee or other current or former employee of any Seller Party or any of their respective Affiliates, and any claims under any Seller Plans by such Transferred Employees, their covered dependents, or any other current or former employees of any Seller Party or any of their respective Affiliates;

(vii) any and all Liabilities in respect of any Indebtedness;

(viii) any and all Liabilities arising out of any Environmental Claim;

(ix) any and all Liabilities that arise as a result of any breach or default by any Seller Party or any of their respective Affiliates or predecessors in interest under any Transferred Contract or the Assigned Lease;

(x) any and all Liabilities in respect of Leases other than the Assigned Lease;

(xi) any and all Liabilities to any broker, finder or agent for any investment banking or brokerage fees, finder’s fees or commission and any other fees and expenses payable by any Seller Party or any of their respective Affiliates pursuant to Section 11.7 with respect to the transactions contemplated by this Agreement;

(xii) any and all Liabilities to any Seller Party or any of their respective Affiliates other than pursuant to this Agreement or the other Transaction Documents;

(xiii) except as provided in Sections 2.4, 2.5, 6.6 or 6.7, any and all Liabilities with respect to Contracts other than Transferred Contracts;

(xiv) any and all Liabilities in respect of any Proceedings commenced, pending or threatened prior to or as of the Closing or arising out of any act, omission, occurrence, event or circumstances occurring or existing prior to or as of the Closing; and

(xv) any and all Liabilities of any kind, fixed or contingent, known or unknown, resulting from or arising out of the conduct of the Business (including the design, manufacturing, marketing, distribution or sale of any Product) or the use, non-use or ownership (whether by leasehold or fee) of the Purchased Assets (including the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights), the Excluded Assets or any other assets, properties or rights (including assets, properties or rights belonging to, or alleged to belong to, third parties) prior to the Closing.

2.3 Transfer of Purchased Assets; Assumed Liabilities.

(a) The Purchased Assets shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made. In addition, Intellectual Property Rights, other than Licensed Business Intellectual Property Rights, under software licenses used in the Business (“Software Licenses”) will be assigned or sublicensed to Purchaser to the extent provided in Section 6.18 hereof. Such transfer and assumption agreements shall be jointly prepared by the Parties and shall include: (i) a bill of sale in substantially the form attached hereto as Exhibit A (the “Bill of Sale”), (ii) an assignment and assumption agreement in substantially the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), (iii) local asset transfer agreements for each jurisdiction other than the United States in which Purchased Assets or Assumed Liabilities are located in substantially the form attached hereto as Exhibit C with only such deviations therefrom as are required by local Law (the “Local Asset Transfer Agreements”), (iv) a patent assignment in substantially the form attached hereto Exhibit D (“Patent Assignment”) and (v) such other agreements as may reasonably be required to effect the purchase and assignment of the Purchased Assets and the Assumed Liabilities (collectively, clauses (i)–(v), the “Ancillary Agreements”) and shall be executed no later than at or as of the Applicable Closing by the Seller Parties, as appropriate, and Purchaser.

(b) Notwithstanding the foregoing and unless otherwise stated in the Master Separation Agreement, promptly following the Applicable Closing Date: (i) the Seller Parties shall prepare such Purchased Assets located at any facilities currently occupied by any Seller Party which facilities are not to be purchased, assigned, subleased, transferred to or otherwise occupied by Purchaser pursuant to this Agreement or the Master Separation Agreement (each such facility, a “Seller Facility”) for relocation (it being understood that Purchaser shall reimburse the Seller Parties for their reasonable out-of-pocket expenses incurred with respect to such preparation); and (ii) Purchaser shall (A) relocate such Purchased Assets from the relevant Seller Facility; (B) be responsible for all data transfer, delivery, transmission and reformatting costs and expenses related to the acquisition of assets, and (C) indemnify, defend and reimburse the respective Seller Party for all Seller Losses arising out of any physical damage to any Seller Facility or Excluded Assets arising out of or related to Purchaser’s removal, detachment, disconnection or transportation of the Purchased Assets, provided such damage was not the result of gross negligence or willful misconduct by the Seller Parties or their agents. Subject to the terms of this Section 2.3(b), each Seller Party agrees to cooperate with Purchaser and provide Purchaser all assistance reasonably requested by Purchaser in connection with the planning and implementation of the transfer of Purchased Assets, whether located at any Seller Facility or a third party’s facility, or any portion of any of them to such location as Purchaser shall designate. Purchased Assets shall be transported by or on behalf of Purchaser, and until all of the Purchased Assets are removed from a Seller Facility, the applicable Seller Party will permit Purchaser and its authorized agents or representatives, upon prior notice, to have reasonable access to the Seller Facility to the extent necessary to remove the Purchased Assets. Purchaser shall be responsible for the reasonable out-of-pocket costs of the Seller Parties incurred in disconnecting and detaching all fixtures and equipment that are Purchased Assets from the floor, ceiling and walls of a Seller Facility so as to be freely removed from a Seller Facility by Purchaser. Purchaser shall be responsible for the reasonable out-of-pocket costs of the Seller Parties incurred in packaging and loading the Purchased Assets for transporting to and reinstalling the Purchased Assets at such location(s) as Purchaser shall determine. Risk of loss as to any Purchased Asset shall be borne by, and shall pass to, the Purchaser as of the applicable Effective Time.

2.4 Approvals and Consents.

(a) Notwithstanding anything to the contrary contained in this Agreement, and subject to the provisions of Section 2.5, to the extent that the assignment or attempted assignment to Purchaser of any Transferred Contract would result in a violation of any applicable Law, or would require any Consent or waiver of any Governmental Authority or third party and such Consent or waiver shall not have been obtained prior to the Applicable Closing, this Agreement shall not constitute an assignment, or an attempted assignment thereof if any of the foregoing would constitute a breach of applicable Law, any Contract or the rights of any third party; provided, however, that, subject to the satisfaction or waiver of the conditions contained in

Article VII, the Applicable Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account of such required authorization. Following the Applicable Closing, the Parties shall use commercially reasonable efforts, and shall cooperate with each other, to obtain promptly such Consent or waiver; provided, further, however, that neither Party nor any of its Affiliates shall be obligated to pay any money or other consideration or grant forbearances to any third party therefor.

(b) Once such Consent or waiver is obtained, each Seller Party shall, and shall cause its Affiliates to assign such Transferred Contract to Purchaser for no additional consideration.

(c) If such Consent is not obtained, or if an attempted assignment of such Transferred Contract would be ineffective or would adversely affect the rights of any Seller Party thereunder so that Purchaser would not in fact receive all such rights, Purchaser and the Seller Parties, as applicable, shall or shall cause their respective Subsidiaries to enter into a mutually agreeable arrangement under which Purchaser would obtain the benefits and perform and discharge the obligations thereunder in accordance with this Agreement, or under which such Seller Party would enforce for the benefit of Purchaser at Purchaser’s sole cost and expense, with Purchaser being responsible for the performance and discharge of such Seller Party’s obligations, any and all rights of the Seller Parties against a third party. Nothing in this Section 2.4 applies (i) to any Consent or waiver required under any Antitrust Regulations, which Consents and waivers shall be governed by Section 6.3 or (ii) to Consents or releases with respect to the Assigned Real Property, such Consents and releases to be obtained pursuant to the provisions of Section 2.5.

2.5 Estoppel Certificate in Respect of Assigned Real Property.

(a) Promptly following the execution of this Agreement, with respect to the Assigned Real Property, the Seller Parties shall use commercially reasonable efforts to obtain an estoppel certificate from the Landlord pursuant to the terms of the Assigned Lease, but shall not be required to (i) commence judicial proceedings to compel the delivery of such certificate or establish that the withholding of such certificate has been unreasonably withheld, conditioned or delayed, (ii) pay any consent fees or agree to any change in the Assigned Lease (other than those conditioned upon the consummation of the transactions contemplated hereby), or (iii) provide or maintain any security or guaranty to the Landlord following the Closing.

(b) Purchaser shall cooperate with the Seller Parties in attempting to obtain the above-referenced certificate.

(c) Purchaser shall not communicate directly with the Landlord without the prior written consent of Seller, such consent not to be unreasonably withheld.

2.6 Missing Consents. Not less than three (3) Business Days prior to the Closing, Seller shall deliver a supplement to the Disclosure Letter, which supplement shall identify the Consents with respect to the Transferred Contracts, or the estoppel certificate with respect to the Assigned Real Property, that have not been obtained and are subject to the provisions of Sections 2.4 and 2.5; provided, that such supplement will have no effect on any representation or warranty or the exceptions thereto.

2.7 Sensor IP Closing. The Parties acknowledge and agree that notwithstanding any other provisions of this Agreement, the consummation of the Transfer to Purchaser or one or more of its Affiliate of the Sensor IP (as defined below) (such consummation, the “Sensor IP Closing”) will not occur on the Closing Date and will instead be consummated in accordance with this Section 2.7, and the failure to so Transfer the Sensor IP to Purchaser as of the Closing Date shall not be a breach or default of this Agreement. Prior to the date hereof, the Seller Parties shall have commenced the liquidation of Sensor IPCo and the resulting distribution of Sensor IPCo’s assets and liabilities to Seller (the “Liquidation”). On the later of (a) the Closing Date or (b) the earlier of (i) the date that is five Business Days after the date of an interim distribution of all of the Sensor IP (as defined below) to Seller and (ii) the date that is five Business Days after the date on which the Liquidation is completed, Seller will Transfer any assets constituting Purchased Assets which were held by Sensor IPCo immediately prior to the Liquidation (the “Sensor IP”) to Purchaser. In the event that the Liquidation is abandoned or otherwise terminated, then the Seller Parties shall cause Sensor IPCo to Transfer the Sensor IP directly to Purchaser at the Closing (if the Liquidation is abandoned or otherwise terminated prior to the Closing) or within five Business Days following the abandonment or termination of the Liquidation (if the Liquidation is abandoned or otherwise terminated on or after the Closing). The date of the consummation of the Transfer of the Sensor IP to Purchaser by Seller or Sensor IPCo, as applicable, as contemplated by this Section 2.7 is referred to herein as the “Sensor IP Closing Date.” On the Sensor IP Closing Date, the Parties shall enter into Patent Assignments and other appropriate Ancillary Agreements in order to provide for the Transfer of the Sensor IP to Purchaser or one or more it its Affiliates. Purchaser shall assume title and risk of loss to the Sensor IP as of the Sensor IP Closing Date.

2.8 Malaysia Closing. The Parties acknowledge and agree that notwithstanding any other provisions of this Agreement, the consummation of the Transfer to Purchaser or one or more of its Affiliates of the Purchased Assets consisting of tangible personal property located in Malaysia (collectively the “Malaysia Purchased Assets”) will not occur on the Closing Date and will instead be consummated on a date following the Closing Date to be mutually agreed upon by the Parties (the date of such Transfer, the “Malaysia Closing Date”), and the failure to so Transfer the Malaysia Purchased Assets as of the Closing Date shall not be a breach or default of this Agreement. On the Malaysia Closing Date, the Parties will enter into, or will cause their respective applicable Subsidiaries to enter into a Local Asset Transfer Agreement providing for the Transfer of the Malaysia Purchased Assets to Purchaser or one or more of its Affiliates. To the extent permitted by Law and to the extent not recovered by Seller or one of its Affiliates under the Master Separation Agreement, as such agreement may be amended from time to time, or any Separation Agreements entered into in connection therewith, Purchaser (a) shall assume the Assumed Liabilities associated with the Malaysia Purchased Assets and the Malaysia Employees as of the Malaysia Closing Date, and (b) shall assume title and risk of loss to the Malaysia Purchased Assets as of the Malaysia Closing Date.

ARTICLE III

PURCHASE PRICE AND ADJUSTMENTS

3.1 Purchase Price. The purchase price in respect of the purchase and sale transactions hereunder (the “Purchase Price”) shall be (a) the sum of (i) an amount in cash equal to Fifty-Two Million, Two Hundred Ninety Thousand Dollars and no cents ($52,290,000), which comprises the aggregate of the respective purchase prices to be paid for the Purchased Assets and the covenant not to compete contained in Section 6.9 in each jurisdiction, plus (ii) any payments required to be made by Purchaser pursuant to Section 3.3, and (b) the assumption of the Assumed Liabilities.

3.2 Closing Date Payment. On the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, pay to the Seller Parties an aggregate amount equal to Fifty-Two Million, Two Hundred Ninety Thousand Dollars and no cents ($52,290,000). Such amount provided for in the immediately preceding sentence shall be payable in United States dollars in immediately available federal funds to such bank account or accounts as shall be designated in writing by Seller no later than the second Business Day prior to the Closing, and includes any amounts paid or to be paid under any Local Asset Transfer Agreements (including those contemplated under Section 2.8).

3.3 Contingent Payments.

(a) Product Document Delivery.

(i) Seller shall deliver or cause to be delivered to Purchaser the micro architecture and algorithm documents and associated design reviews specified on Schedule 3.3(a) for each of the Avago Sensor Products identified on Schedule 3.3(a) (the “Product Documents”) no later than the Closing Date. Seller shall use commercially reasonable efforts to identify, deliver and transfer, or cause to be identified, delivered and transferred to Purchaser, no later than 90 days after the Closing Date (the “Document Delivery Date”) any remaining micro architecture and algorithm documents and associated design reviews that were not identified on Schedule 3.3(a) but otherwise relate to the Avago Sensor Products identified on Schedule 3.3(a) (the “Supplemental Product Documents”). The Supplemental Product Documents shall be Purchased Assets for all purposes under this Agreement (except with respect to the obligation of the Seller Parties to deliver the Purchased Assets at Closing). Subject to Section 3.3(a)(ii) and (iii), if all of the Supplemental Product Documents shall have been delivered to Purchaser no later than the Document Delivery Date, then the Purchaser shall pay Seller an additional $2,000,0000 (the “Document Delivery Payment”).

(ii) For purposes of evidencing Seller’s complete delivery of the Supplemental Product Documents, Seller shall deliver a written notice to Purchaser (the “Document Delivery Notice”) on or before the Document Delivery Date stating that Seller has completed delivery of the Supplemental Product Documents to Purchaser as of the Document Delivery Date. The Document Delivery Notice, if any, shall be deemed a final and binding confirmation that Purchaser must make the Document Delivery Payment to Seller unless Purchaser delivers a written notice (the “Document Delivery Objection Notice”) to Seller on or prior to the fifth Business Day after receipt of the Document Delivery Notice (y) stating that Purchaser disputes Seller’s assertion that Seller has completed delivery of the Supplemental Product Documents, and (z) setting forth in reasonable detail the specific Supplemental Product Documents that Purchaser believes have not been provided by Seller prior to the Document Delivery Date.

(iii) If Seller agrees with the objections made in the Document Delivery Objection Notice, then Seller shall have an additional five Business Days to deliver the remaining Supplemental Product Documents identified in the Document Delivery Objection Notice from the date of Seller’s receipt thereof (it being understood that if Seller delivers the remaining Supplemental Product Documents within such additional time period, Purchaser shall deliver the Document Delivery Payment no later than the third Business Day after the final delivery of the remaining Supplemental Product Documents).

(iv) If Seller disagrees with the statements made in the Document Delivery Objection Notice, then Seller and Purchaser shall resolve any dispute related thereto pursuant to Section 11.1, and upon the final resolution of any such dispute, (y) if Seller is determined to have not delivered all Supplemental Product Documents by the Document Delivery Date, then Seller shall have an additional five Business Days to deliver the remaining Supplemental Product Documents from the date of such final resolution (it being understood that if Seller delivers the remaining Supplemental Product Documents within such additional time period, Purchaser shall deliver the Document Delivery Payment no later than the third Business Day after the final delivery of the remaining Supplemental Product Documents identified in the final resolution of such dispute), and (z) if Seller is determined to have delivered all Supplemental Product Documents by the Document Delivery Date, then Purchaser shall deliver the Document Delivery Payment no later than the third Business Day following the final resolution of such dispute.

(b) Patent Prosecution.

(i) Following the Closing Date, to the extent reasonably required in order to perfect Purchaser’s or its Affiliates’ chain of title to the Transferred Business Intellectual Property as recorded at the United States Patent and Trademark Office (“USPTO”), or a corresponding office in a foreign country, (y) the Seller Parties shall use (and cause each of their respective applicable Subsidiaries to use) commercially reasonable efforts (which shall not include the payment or the transfer of other consideration to any third party) to provide, obtain, or cause to be obtained, documents sufficient to evidence the chain of title conferring ownership of such Transferred Business Intellectual Property in Purchaser in a form suitable for recordation with the USPTO, or a corresponding office in a foreign country, and to provide such documents to the Purchaser for filing and recordation by it, or, in the sole discretion of the Seller, to record, or to cause to be recorded, such documents (the “Title Documents”), and (z) each Seller Party shall deliver (and cause each of their respective applicable Subsidiaries to deliver) to Purchaser each file in such Seller Party’s (or such Subsidiary’s) possession relating to the prosecution and maintenance of the Transferred Business Intellectual Property listed on Schedules 1, 2, 3 or 4 (the “IP Files,” and together with the Title Documents, the “IP Transfer Documents”), in each case as promptly as reasonably possible after the Closing Date. If the Seller Parties deliver all of the IP Transfer Documents on or prior to the Document Delivery Date, then Purchaser shall pay Seller an additional $2,000,000 (the “Patent Assistance Payment”).

(ii) For purposes of evidencing the Seller Parties’ satisfaction of the condition set forth in Section 3.3(b)(i), Seller shall deliver a written notice to Purchaser (the “Patent Assistance Notice”) on the Document Delivery Date stating that Seller has satisfied the condition set forth in Section 3.3(b)(i). The Patent Assistance Notice shall be deemed a final and binding confirmation that Purchaser must make the Patent Assistance Payment to Seller unless Purchaser delivers a written notice (the “Patent Assistance Objection Notice”) to Seller on or prior to the fifth Business Day after receipt of the Patent Assistance Notice (y) stating that Purchaser disputes Seller’s assertion that the Seller Parties have satisfied the condition set forth in Section 3.3(b)(i), and (z) setting forth in reasonable detail the specific basis upon which Purchaser believes that the Seller Parties have failed to satisfy the condition set forth in Section 3.3(b)(i).

(iii) If Seller agrees with the statements made in the Patent Assistance Objection Notice, then Seller shall have an additional five Business Days to cure any failure to satisfy the condition set forth in Section 3.3(b)(i) from the date of Seller’s receipt of the Patent Assistance Objection Notice (it being understood that if Seller cures any such failure within such additional time period, Purchaser shall deliver the Patent Assistance Payment no later than the third Business Day after the satisfaction of such condition).

(iv) If Seller disagrees with the statements made in the Patent Assistance Objection Notice, then Seller and Purchaser shall resolve any dispute related thereto pursuant to Section 11.1, and upon the final resolution of any such dispute, (y) if Seller is determined to have not satisfied the condition set forth in Section 3.3(b)(i), then Seller shall have an additional five Business Days to satisfy such condition from the date of such final resolution (it being understood that if Seller satisfies such condition within such additional time period, Purchaser shall deliver the Patent Assistance Payment no later than the third Business Day after the satisfaction of such condition), and (z) if Seller is determined to have satisfied such condition, then Purchaser shall deliver the Patent Assistance Payment no later than the third Business Day following the final resolution of such dispute.

(v) If requested by Purchaser, the Seller Parties shall each use commercially reasonable efforts to assist Purchaser (at Purchaser’s expense) in prosecuting and maintaining any Patents included in the Transferred Business Intellectual Property during the 90-day period following the Closing Date. Subject to the Avago Sensor IPCo License Agreement, and except for the provision of the assistance to Purchaser required under the immediately preceding sentence, the Seller Parties and their respective Subsidiaries shall have no obligation to prosecute any Patents included in the Transferred Business Intellectual Property after the Closing Date, even if such Patents are the subject of any pending litigation relating to such Patents, and their obligations with respect to transfer of all such Patents shall be limited to the delivery of complete files relating thereto and the delivery of assignment agreements suitable for the assignment of the Transferred Business Intellectual Property Rights to Purchaser pursuant to Section 2.3(a).

(c) Employee Retention. Purchaser shall pay to Seller, no later than the third Business Day following the first anniversary of the Closing Date, (i) an additional $1,000,000 (up to a maximum of $9,000,000) for each ten percent increment (up to a maximum of 90%) of the Transferred Employees identified on Schedule 3.3(c) (collectively, the “Key Employees”) who remain employed by Purchaser or one of its Affiliates on the first anniversary of the Closing Date, and (ii) an additional $1,000,000 if more than 90% of the Key Employees remain employed by Purchaser or one of its Affiliates on the first anniversary of the Closing Date. No Key Employee whose employment has been terminated either (i) by Purchaser or one of its Affiliates for any reason other than Cause or (ii) by such Key Employee with Good Reason, shall constitute a Key Employee for purposes of calculating the percentage of Key Employees who remain employed by Purchaser or one of its Affiliates on or prior to the Closing Date.

(d) Design Wins.

(i) Purchaser shall pay to Seller $300,000 (up to a maximum aggregate amount of $3,000,000) for each design win achieved by Purchaser during the period beginning on the Closing Date and ending on the second anniversary thereof (the “Design Win Period”) for any C-4050 Avago Sensor Product incorporating any Transferred Business Intellectual Property, Licensed Business Intellectual Property Rights or Licensed Business Technology (each, a “Covered Product”). Purchaser shall make each payment no later than three Business Days after the achievement of each applicable design win for a Covered Product.

(ii) For purposes of this Agreement, a design win will be deemed to have been achieved for a given Covered Product the first time that Purchaser or one of its Affiliates receives from a third party a purchase order to purchase such Covered Product (it being understood that a separate design win shall be deemed to have been achieved (y) each time such Covered Product is purchased for incorporation into a product of a given handset manufacturer or a different product of a different handset manufacturer, even if each such purchase order or other commitment is received from the same third party module manufacturer, and (z) each time Purchaser or one of its Affiliates records a new SKU for a Covered Product in its product catalog).

(iii) If during the Design Win Period Purchaser fails to use commercially reasonable efforts to continue to support (including the allocation of reasonable research and development resources) any Covered Product that on the Closing Date is in the process of undergoing qualification with a third party and regarding which such third party has not made a decision to incorporate such Covered Product into its products, then Purchaser shall pay Seller $300,000 for such Covered Product as if a design win had been achieved. If Purchaser continues to use commercially reasonable efforts to support a

Covered Product through the date of such decision and the design win is not achieved, then Purchaser may thereafter discontinue further support on such Covered Product without liability to Seller.

(e) Sensor IP Closing Payment. Concurrent with the Sensor IP Closing, Purchaser shall, or shall cause one of its Affiliates to, pay to Seller (for its own account and as agent for all other Seller Parties) an amount equal to $1,000,000.

(f) Delivery of Purchased Assets. Notwithstanding any other provision of this Section 3.3, but subject to the occurrence of the Closing, the obligations of the Seller Parties to convey and to transfer the Product Documents to Purchaser at the Closing and the IP Transfer Documents as promptly as reasonably possible after the Closing Date (but in no event later than the 90th day after the Closing Date) are absolute and unconditional. The failure of the Seller Parties to be entitled to any payment contemplated by Section 3.3(a) or Section 3.3(b) shall not affect any right or remedy otherwise available to Purchaser in respect of any breach by any Seller Party of this Agreement.

3.4 Allocation of Purchase Price.

(a) The Seller Parties and Purchaser agree to use commercially reasonable efforts to: (i) reach agreement no later than 120 days after the Closing Date on the allocation of the Purchase Price (and all other capitalizable costs) among the Purchased Assets, the covenant not to compete contained in Section 6.9, and the rights granted under the Avago General IP License Agreement and the Avago Sensor IPCo License Agreement for all Tax purposes and to set forth such allocation on a schedule (the “Allocation Schedule”) to be prepared jointly by Seller, on behalf of itself and as agent to the Seller Parties, and Purchaser; (ii) revise the Allocation Schedule no later than 30 days after each payment is made pursuant to Section 3.3 to reflect any adjustment to the Purchase Price pursuant to Section 3.3; and (iii) negotiate in good faith to resolve any dispute with respect to the Allocation Schedule and any revisions thereto.

(b) In the event that the Parties reach agreement on the Allocation Schedule, Purchaser and the Seller Parties shall be bound by such Allocation Schedule and shall file all Tax Returns and reports with respect to the transactions contemplated by this Agreement (including, all federal, state and local Tax Returns) on the basis of such allocation. In addition, Purchaser and the Seller Parties shall act in accordance with the Allocation Schedule in the course of any Tax audit, Tax review or Tax litigation relating thereto, and take no position and cause their affiliates to take no position inconsistent with the Allocation Schedule for income Tax purposes, including United States federal and state income Tax and foreign income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE OTHER SELLERS

The Seller Parties hereby jointly and severally represent and warrant to Purchaser, subject to the exceptions set forth in the disclosure letter delivered by the Seller Parties to Purchaser on the date hereof and attached hereto (the “Disclosure Letter”), each of which exceptions in order to be effective shall indicate the Section and, if applicable, subsection of this Article IV to which it relates (except to the extent that the applicability of such exception to such Section or subsection is otherwise readily apparent), as follows:

4.1 Corporate Existence. Each Seller Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Seller Party has the requisite corporate, partnership or similar power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to carry on the Business as the same is now being conducted.

4.2 Corporate Authority.

(a) This Agreement, the Ancillary Agreements, the Master Separation Agreement, the Avago General IP License Agreement, the Avago Sensor IPCo License Agreement, and the other agreements, instruments and documents to be executed and delivered in connection herewith, (collectively, the “Transaction Documents”) to which any Seller Party or its Affiliate is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been duly authorized by such Seller Party or its Affiliate, as applicable, by all requisite corporate, partnership or other action, and no other proceedings on the part of such Seller Party or its Affiliate or its stockholders, partners or members are necessary for any Seller Party or its Affiliate to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their obligations hereunder or thereunder. Each Seller Party or its Affiliate that is a party to any Transaction Document has full corporate or other organizational (as applicable) power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by each Seller Party, and the other Transaction Documents will be duly executed and delivered by each Seller Party or Affiliate of a Seller Party which is a party thereto. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of each Seller Party or its Affiliate which is a party thereto, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

(b) The execution and delivery of this Agreement and the other Transaction Documents by the applicable Seller Parties or their Affiliates, the performance by the applicable Seller Parties or their Affiliates of their respective obligations hereunder and thereunder and the consummation by the Seller Parties or their Affiliates of the transactions contemplated hereby and thereby do not and will not (A) violate or conflict with any provision of the respective certificates of incorporation or by laws or similar organizational documents of any Seller Party or of any Affiliate of a Seller Party which is a party to any Transaction Document, (B) result in any material violation or material breach of, or constitute any material default (with or without notice or lapse of time, or both) under, or give rise to a right of recapture, termination, cancellation or acceleration of any material obligation or a loss of a material benefit under, require that any Consent be obtained or result in the creation of any Lien under, any material Transferred

Contract, including Transferred Material Contracts, to which any Seller Party (or any Affiliate of a Seller Party which is a party to any Transaction Document) is a party or to which any assets of any Seller Party (or any Affiliate of a Seller Party which is a party to any Transaction Document) is subject, or (C) materially violate, conflict with or result in any breach under any provision of any Law applicable to any Seller Party (or any Affiliate of a Seller Party which is a party to any Transaction Document) or any of its respective properties or assets.

4.3 Ownership of Purchased Assets. All of the Purchased Assets, including those acquired by the Seller Parties from Angel, are held by Seller Parent directly and/or by its direct and indirect Subsidiaries

4.4 Governmental Approvals and Consents. Except as set forth in Section 4.4 of the Disclosure Letter, no Consent, order, or license from, notice to or registration, declaration or filing with, any United States, supranational or foreign, federal, state, provincial, municipal or local government, government agency, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality (“Governmental Authority”) is required on the part of any Seller Party in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than (i) required filings under the HSR Act, and any other applicable laws or regulations relating to antitrust or competition (collectively, “Antitrust Regulations”) and (ii) if determined to be necessary by Seller Parent, the filing of this Agreement with the Securities and Exchange Commission (the “SEC”).

4.5 Title to Purchased Assets.

(a) The Seller Parties have, or at the Applicable Closing will have, and Purchaser will at the Applicable Closing acquire, good and valid title to the Purchased Assets, free and clear of all Liens, except Permitted Liens and Liens arising out of any actions of Purchaser and its Affiliates.

(b) The only real property interest to be transferred to Purchaser is U.S. R&D’s leasehold estate in certain real property located at 4238 SW Research Way, Corvallis, OR 97333 pursuant to that certain Lease Agreement dated April 21, 2000 by and between Owyhee River LLC, as landlord, and Angel, as predecessor in interest to U.S. R&D, as tenant (the “Assigned Lease”). A true, complete and correct copy of the Assigned Lease has been delivered, or made available, to Purchaser or its counsel. For purposes of this Agreement, the premises subject to the Assigned Leases is herein referred to as the “Assigned Real Property.” No Seller Party has received a written notice from the Landlord of any default (or condition or event which, after the notice or lapse of time or both, would constitute a default) under the Assigned Lease.

(c) The Assigned Lease is in full force and effect without modification or amendment from the form delivered, or made available, to Purchaser or its counsel and is valid, binding and enforceable in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). U.S. R&D has performed all material obligations required to be performed by it to date under such Lease, and is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder and, to the knowledge of Seller, no other party to the Assigned Lease is (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder. Except pursuant to documentation delivered, or made available, to Purchaser or its counsel, no Seller Party party to the Assigned Lease has assigned its interest under the Assigned Lease, or entered into any subleases for all or a part of the Assigned Real Property, to any third party.

4.6 Contracts.

(a) Except as set forth on Section 4.6(a) of the Disclosure Letter, no Transferred Contract in effect as of the date of this Agreement constitutes (any Contract specified in Section 4.6(a) of the Disclosure Letter is referred to as a “Transferred Material Contract”):

(i) any Contract to which any Seller Party or any of their respective Affiliates is a party limiting in any material respect the right of any Seller Party to engage in any material line of business or to compete with any Person, in each case which would apply to the activities of Purchaser after the Closing with respect to the Purchased Assets;

(ii) a lease, sublease or similar Contract with any Person under which (A) any Seller Party is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) any Seller Party is a lessor or sublessor of, or makes available for use by any Person, any machinery, equipment, vehicle or other tangible personal property owned or leased by any Seller Party in any such case that has an aggregate future liability or receivable, as the case may be, in any fiscal year in excess of $100,000 and is not terminable by the applicable Seller Party by notice of not more than 60 days for a cost of less than $100,000;

(iii) (A) a continuing Contract for the future purchase by any Seller Party of materials, supplies, equipment or services in the ordinary course of business, (B) a management, consulting or other similar Contract for services to be provided to any Seller Party or (C) an advertising agreement or arrangement, in any such case that has an aggregate future liability in any fiscal year to any Person in excess of $100,000 and is not terminable by the applicable Seller Party by notice of not more than 60 days for a cost of less than $100,000;

(iv) a Contract (including any take or pay or keepwell agreement) under which (A) any Person has guaranteed indebtedness, liabilities or obligations of any Seller Party or (B) any Seller Party has guaranteed indebtedness, liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business), in each case in excess of $100,000 individually or $500,000 in the aggregate;

(v) a Contract under which any Seller Party has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit in the ordinary course of business and loans made pursuant to the salary advance program to employees located in Malaysia in the ordinary course of business consistent with past practice not in excess of $10,000 per employee or $100,000 in the aggregate) in excess of $100,000 individually or $500,000 in the aggregate;

(vi) a Contract granting a Lien upon any property (tangible or intangible) used in connection with the Business or any other Purchased Asset which Lien secures an obligation in excess of $100,000, other than Permitted Liens;

(vii) a Contract with (A) any Seller Party or (B) any shareholder, officer, director, employee or Affiliate of any Seller Party;

(viii) a Contract providing for the services of any dealer, distributor, sales representative, franchise or similar representative that involved the payment or receipt in the eight months ended July 31, 2006 in excess of $100,000 by any Seller Party, other than such contracts (including with original equipment manufacturers) entered into in the ordinary course of business;

(ix) a Contract to which any Seller Party is a party pertaining to the Business that is material to the Business and not made in the ordinary course of business; or

(x) a Business Intellectual Property License that is material to the Business.

(b) All Transferred Material Contracts are valid, binding and in full force and effect with respect to the Seller Parties party thereto, and have not been amended or modified in any material respect except as set forth therein. Seller has made available to Purchaser or its counsel true, complete and correct copies of all Transferred Material Contracts (and true, correct and complete copies of all Business Intellectual Property Licenses that are not material to the Business but of which the Seller has knowledge) as in effect on the date hereof. Each Seller Party party thereto has performed all material obligations required to be performed by it under the Transferred Material Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder and, to the knowledge of Seller, no other party to any Transferred Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder.

(c) Notwithstanding the foregoing, the provisions of this Section 4.6 shall not apply to Seller Plans (which are addressed in Section 4.11) and Non U.S. Benefit Plans (which are addressed in Section 4.12).

4.7 Litigation. No Seller Party is subject to any order, judgment, stipulation, injunction, decree or agreement with any Governmental Authority, which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by the Transaction Documents or would reasonably be expected to have a Seller Material Adverse Effect. No Proceeding is pending or, to the knowledge of Seller, threatened against any Seller Party or any of their respective Affiliates (i) with respect to any Business Employee or (ii) that would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other Transaction Documents. Except as set forth on Section 4.7 of the Disclosure Letter, there are no

Proceedings pending or, to the knowledge of Seller, threatened against any Seller Party or any of their respective Affiliates in respect of the Business, the Purchased Assets, the Assumed Liabilities, the Business Intellectual Property Rights or the Seller Plans, except for any pending or threatened Proceeding that (i) seeks less than $500,000 in damages (excluding any class or similar representative actions or any instance in which a Proceeding involving the same or similar allegations represent aggregate damages in excess of such amount) and (ii) does not seek injunctive or other similar relief.

4.8 Business Intellectual Property Rights.

(a) Section 4.8(a) of the Disclosure Letter sets forth a list of all material Contracts relating to Business Intellectual Property Rights entered into by any Seller Party or any of their respective Subsidiaries other than Business Intellectual Property Licenses and licenses to off-the-shelf office productivity software that is generally commercially available pursuant to shrink-wrap, click-wrap or similar license agreements. All software used in the Business is commercially available.

(b) The Seller Parties own the Transferred Business Intellectual Property free and clear of any Liens.

(c) No Proceedings have been instituted, pending or, to the knowledge of Seller, threatened against any Seller Party or any of their respective Subsidiaries or, to the knowledge (without due inquiry) of Seller as of the date of this Agreement, against Angel or HP, which materially and negatively affects the rights of any Seller Party or any of their respective Subsidiaries with respect to the Transferred Business Technology, Transferred Business Intellectual Property, Transferred Business Intellectual Property Rights, Licensed Business Technology, Licensed Business Intellectual Property or Licensed Business Intellectual Property Rights.

(d) None of the Transferred Business Technology, Transferred Business Intellectual Property, Transferred Business Intellectual Property Rights, or to the knowledge of Seller, any Licensed Business Technology, Licensed Business Intellectual Property or Licensed Business Intellectual Property Rights is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority materially and negatively affecting the rights of any Seller Party or any of their respective Subsidiaries with respect thereto.

(e) To the knowledge of Seller, no Seller Party has, and the use by the Seller Parties or any of their respective Subsidiaries of the Transferred Business Technology, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights, Licensed Business Technology, Licensed Business Intellectual Property or Licensed Business Intellectual Property Rights has not, infringed, otherwise violated or conflicted with the valid Intellectual Property Rights of any other Person. No other term of this Agreement shall be interpreted to be inconsistent with the foregoing.

(f) As of the date hereof, no Seller Party or any of their respective Subsidiaries has received any written notice, and there is no pending Proceeding to which any Seller Party or any of their respective Subsidiaries is a party, alleging (i) that any use of the Transferred Business Technology, Transferred Business Intellectual Property, Transferred Business Intellectual Property Rights, Licensed Business Technology, Licensed Business Intellectual Property or Licensed Business Intellectual Property Rights by any Seller Party or any of their respective Subsidiaries infringes, otherwise violates or conflicts with any Intellectual Property Right of any other Person, (ii) invalidity or unenforceability of the Transferred Business Technology, Transferred Business Intellectual Property, Transferred Business Intellectual Property Rights, Licensed Business Technology, Licensed Business Intellectual Property or Licensed Business Intellectual Property Rights, or (iii) ownership, solely or jointly, of the Transferred Business Technology, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights or any portion thereof by any other Person.

(g) To the knowledge of Seller, there is no unauthorized use, misappropriation or infringement of any Transferred Business Technology, Transferred Business Intellectual Property or Transferred Intellectual Property Rights including by any employee or former employee of any Seller Party.

(h) The Seller Parties and their respective Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of their Trade Secrets that relate to the Business and the Purchased Assets. Neither the Seller Parties nor any of their respective Subsidiaries are under any obligation to disclose their respective material proprietary software of the Business in source code form, except to parties that have agreed to preserve the confidentiality of such source code. Neither the Seller Parties nor any of their respective Subsidiaries have intentionally incorporated any disabling device or mechanism in the Avago Sensor Products.

(i) None of the Seller Parties or any of their respective Subsidiaries has received any notice nor is there any pending Proceeding alleging that any Seller Party or any of their respective Subsidiaries is obligated to indemnify any Person for alleged infringements or violations of Intellectual Property Rights of any other Person.

(j) Schedules 1, 2, 3 and 4 hereto, respectively, set forth a true, correct and complete list of all of the Transferred Business Intellectual Property Rights that constitutes a Patent, Trademark, Internet Property, registered Copyright or registered MaskWork. Except as set forth on Schedules 1, 2, 3 and 4, each such item of Transferred Business Intellectual Property as of the date hereof is solely owned and recorded solely in the name of a Seller Party. All maintenance fees, annuities and other fees and payments to any Governmental Authority required to keep any item listed on Schedules 1, 2, 3 and 4 active during the 90-day period following the Closing Date have been paid in full in a timely manner, except for those items on Schedules 1, 2, 3 and 4 indicated as “abandoned,” expired,” “dead” or “unfiled.”

(k) As of the Closing Date, except for the Transferred Business Intellectual Property Rights assigned to Purchaser as Purchased Assets, U.S. R&D does not own, is not licensed, and does not otherwise possess or control any right, title or interest under any Intellectual Property Right.

(l) Neither the Seller Parties nor any of their respective Subsidiaries are a party to, and Seller has no knowledge (without due inquiry) of the existence as of the date of this

Agreement of, any Contract pursuant to which a Seller Party or any of their respective Subsidiaries is restricted from granting a license to Purchaser under the Avago General IP License Agreement to any Patent, other than design patents owned by a Seller Party or any of their respective Subsidiaries other than U.S. R&D or Sensor IPCo and that has a First Effective Filing Date prior to the Closing Date.

4.9 Finders; Brokers. None of the Seller Parties has employed any finder or broker in connection with the Purchase who would have a valid claim for a fee or commission from Purchaser in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

4.10 Tax Matters.

(a) (i) None of the Seller Parties is currently engaged, or has been engaged during the three year period ending on the Closing Date, in any material disputes with any Governmental Authority with respect to Taxes attributable to the Business, and (ii) no Governmental Authority has proposed to make or has made any material adjustment with respect to Taxes attributable to the Purchased Assets.

(b) There is no Liability in excess of $10,000 for any unpaid Taxes in respect of the Purchased Assets.

(c) None of the Purchased Assets (i) is property that is required to be treated for Tax purposes as being owned by any Person other than the Seller Parties; (ii) is “tax exempt bond financed property” or “tax-exempt use property,” each within the meaning of Section 168 of the Code; or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

4.11 Employment and Benefits.

(a) Section 4.11(a) of the Disclosure Letter sets forth a true, complete and correct list of each Seller Plan.

(b) With respect to each material Seller Plan, the Seller Parties have provided or made available to Purchaser or its counsel (i) a true, complete and correct copy of such Seller Plan (including all amendments thereto), (ii) a current summary plan description with respect to any such plan subject to ERISA, (iii) a current summary description or plan document with respect to any such plans not subject to ERISA, and (iv) a copy of each determination or opinion letter described in Section 4.11(g).

(c) The Seller Plans are in compliance in all respects with all applicable requirements of ERISA, the Code, and other applicable Laws and have been administered in material accordance with their terms and such Laws.

(d) There are no pending or, to the knowledge of Seller, threatened claims or litigation with respect to any Seller Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.

(e) No Seller Party, or any ERISA Affiliate of a Seller Party, contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA, or any plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code.

(f) No unsatisfied liability or withdrawal liability under Title IV of ERISA has been or is expected to be incurred by any Seller Party with respect to any “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Seller Party or any of their respective Affiliates or any entity which is considered one employer with Seller under Section 414 of the Code (an “ERISA Affiliate”).

(g) Each Seller Plan or trust that is intended to be qualified or exempt from taxation under Section 401(k) or 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements, or obtained a favorable determination or opinion letter, as applicable, as to its qualified status from the Internal Revenue Service, or still has a remaining period of time under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and each such Seller Plan or trust has been so qualified during the period from its adoption to the date of this Agreement.

(h) The consummation of the transactions described in this Agreement will not (A) accelerate the time of payment or vesting or trigger any payment or funding (through a trust or otherwise) of compensation or benefits under, or materially increase the amount payable or create any other material obligation pursuant to, any of the Seller Plans or (B) result in payments which would not be deductible under Section 280G of the Code.

(i) Each individual falling within the definition of Business Employee performs all or substantially all of his or her services for Seller and its Subsidiaries for or on behalf of the Business.

(j) Section 4.11(j) of the Disclosure Letter sets forth a true, complete and correct list of every Business Employee, including columns for: (i) the Seller Party or Subsidiary thereof employing such Business Employee; (ii) indication of exempt or non-exempt status; (iii) current base salary or wage; (iv) year to date bonus and other incentive or commission compensation, if any, paid or earned but not yet paid; (v) unpaid bonus and other incentive or commission compensation, if any, amounts earnable for 2006; (vi) target bonus; (vii) any equity compensation, including any stock option, stock purchase and restricted stock; (viii) any outstanding loan amount (other than a 401(k) plan loan); (ix) indication of Key Employee or expatriate status; (x) job title; and (xi) city and state (or nation if a Non U.S. Employee) of employment. Section 4.11(j) of the Disclosure Letter separately identifies U.S. Employees, Germany Employees and Malaysia Employees. There are no Non U.S. Employees other than the Germany Employees and the Malaysia Employees.

(k) There has been no amendment to, written interpretation of or announcement by Seller or any Subsidiary or ERISA Affiliate of Seller relating to any Seller Plan that would materially increase the expense of maintaining such Seller Plan above the level of expense incurred in respect thereto for the most recent fiscal year ended prior to the date of this Agreement. None of Seller, any Affiliate of Seller, or any ERISA Affiliate of Seller has taken any action directly or indirectly to obligate such Person to create, incur liability with respect to or cause to exist any employee benefit plan, program, arrangement, contract or scheme or to modify any Seller Plan.

(l) The Key Employees and the Business Employees identified on Section 4.11(l) of the Disclosure Letter comprise all of the employees of the Seller Parties or any of their respective Subsidiaries who are engaged in providing design services with respect to the Business.

(m) The Seller Parties and their Subsidiaries have no employees as of the date hereof who were primarily engaged in providing design services with respect to the Business at any time during the six month period prior to the date hereof which are no longer primarily engaged in providing services with respect to the Business as of the date hereof.

(n) As of the date hereof, no Key Employee or Business Employee has notified any Seller Party of his or her intent to resign or of any significant grievance about his or her terms or conditions of employment and no Seller Party has any reason to believe that Chuck McCord or Yuen-Shung Chieh, less than 85% of the Key Employees and less than 80% of the Business Employees will continue their current employment until the Closing (and the Malaysia Closing with respect to the Malaysia Employees) and, subject to Purchaser’s compliance with Section 6.6 and Section 6.7 of this Agreement, accept employment with Purchaser or an Affiliate of Purchaser from and after the Applicable Closing on the terms and conditions contemplated by Section 6.6 and Section 6.7 of this Agreement.

(o) Each Seller Party has complied with all applicable laws related to the employment of Business Employees, including provisions related to wages, hours, leaves of absence, equal opportunity, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, collective bargaining and the payment of social security and other taxes. No Seller Party has any Liability under any applicable law related to the employment of Business Employees.

(p) Except as set forth on Section 4.11(p) of the Disclosure Letter, there is not pending against any Seller Party with respect to any Business Employee (i) any workers’ compensation claim, (ii) any complaint of workers’ compensation discrimination or retaliation, or (iii) any complaint of serious and willful misconduct, and there are no facts that would give rise to such a claim or complaint.

4.12 Non U.S. Benefit Plans.

(a) With respect to each Non U.S. Benefit Plan, the Seller Parties have provided to Purchaser or its counsel a current summary description thereof and copies of all documents governing the material Non U.S. Benefit Plans with respect to which Purchaser shall incur or have a reasonable likelihood of incurring any Liability after the Closing and copies of all material documents governing the other Non U.S. Benefit Plans with respect to which Purchaser shall incur or have a reasonable likelihood of incurring any Liability after the Closing, including a true, complete and correct copy thereof, a copy of any financing vehicles underlying the Non U.S. Benefit Plans, and a list of each material insurance policy with respect to any of such Non U.S. Benefit Plans.

(b) Each of the Non U.S. Benefit Plans has been maintained, operated and administered in material compliance with its terms and the provisions of applicable Law.

(c) Each Non U.S. Benefit Plan which must be registered or qualified in the country in which it is maintained has received or timely applied for such registration or qualification and such Non U.S. Benefit Plan has not been amended since the date of its most recent registration or qualification (or application therefor) in a manner that would require a new registration or qualification.

(d) There are no pending or, to the knowledge of Seller, threatened claims, litigation or arbitration proceedings with respect to any Non U.S. Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries. All contributions, premiums, expenses and other payments required to be made by any Seller Party or any of their respective Affiliates in connection with the Non U.S. Benefit Plans by the Closing Date have been made.

(e) The consummation of the transactions described in this Agreement will not, other than as provided by Law, accelerate the time of payment or vesting or trigger any payment or funding (through a trust or otherwise) of compensation or benefits under, or materially increase the amount payable or create any other material obligation pursuant to, any of the Non U.S. Benefit Plans or any other of the Seller Parties’ employee benefit plans that provide benefits to the Non U.S. Employees.

4.13 Compliance With Laws. The Business is being conducted by the Seller Parties in material compliance with the Laws applicable thereto. The Seller Parties each have all material permits, licenses, registrations, certificates, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (collectively, “Permits”) necessary to conduct the Business as presently conducted by them.

4.14 Labor Matters. No labor organization has been certified by the National Labor Relations Board or recognized by any Seller Party as representing any of the Business Employees; (ii) there is no labor strike, slowdown, work stoppage or lockout pending or, to the knowledge of Seller, threatened against or affecting any Seller Party and, since December 1, 2005, there has not been any such action; (iii) there are no union claims to represent any Business Employees; and (iv) no Seller Party is a party to or bound by any collective bargaining or similar agreement with any labor organization.

4.15 Environmental Matters. In respect of the Business, Assigned Real Property, the Purchased Assets and the Hazardous Materials Activities relating to the Assigned Real Property (a) the Seller Parties and their Subsidiaries are and have been in material compliance with all Environmental Laws, including the possession of, and the compliance with, all Permits required under Environmental Laws; (b) there has not been any Release of Hazardous Materials by any

Seller Party or any of their Affiliates or, to the knowledge of Seller, by any other Person, at or from the Assigned Real Property in violation of Environmental Laws or in a manner that would reasonably be expected to give rise to material Loss of claim under any Environmental Laws or otherwise; (c) no Seller Party has received any Environmental Claim relating to the Purchased Assets and Assumed Liabilities or the Assigned Real Property, and to the knowledge of Seller, there are no Environmental Claims threatened which relate to the Purchased Assets and Assumed Liabilities; (d) each Seller Party has delivered to Purchaser, or has otherwise made available to Purchaser or its counsel, true, complete and correct copies of all environmental reports, studies, assessments, audits, sampling data, correspondence alleging any violation of Environmental Laws and other Environmental Claims in their possession relating to the Purchased Assets and the Assigned Real Property; and (e) no Person with an indemnity or contribution obligation to a Seller Party relating to compliance with or liability under Environmental Law is in material default with respect to any such material obligation relating to the Purchased Assets and Assumed Liabilities or the Assigned Real Property.

4.16 Equity Interests. The Purchased Assets do not include any capital stock or other equity interests or convertible notes in any corporation, partnership or other entity.

4.17 Sufficiency of Assets. The Purchased Assets together with the Intellectual Property Rights and Technology licensed to Purchaser pursuant to the Avago General IP License Agreement, the Avago Sensor IPCo License Agreement and the other rights, licenses, services and benefits to be provided pursuant to this Agreement and the other Transaction Documents, constitute all of the assets, properties and rights that are (i) owned by any of the Seller Parties or any of their respective Subsidiaries or (ii) leased or licensed to any of the Seller Parties or any of their respective Subsidiaries and in the case of clauses “(i)” and “(ii)” that are (x) used by any Seller Party or any of their respective Subsidiaries or (y) are necessary to conduct the Business in all material respects as currently conducted other than (A) the Excluded Assets described in Exhibit G (it being understood that the Intellectual Property Rights and Technology licensed to any Seller Party or any of their respective Subsidiaries are not considered Excluded Assets for purposes of this Section 4.17 only, notwithstanding any language to the contrary contained in Section (e)(1) of Exhibit G), (B) any Contracts or other assets or rights that pursuant to Section 2.4 are not transferred to Purchaser, (C) the assets, properties and rights used by the Seller Parties to perform the services that are the subject of the Master Separation Agreement, (D) additional real property and tangible personal property that would be required to support an increased level of business after the Closing Date resulting from design wins attributable to products current undergoing design qualification with potential customers, and (E) as provided in Section 4.17 of the Disclosure Letter. The parties acknowledge and agree that the foregoing statement does not constitute a representation or warranty as to any potential, actual or suspected infringement, other violation of or conflict with any Intellectual Property Rights of any other Person by any of the Seller Parties or any of their respective Subsidiaries.

4.18 Location of Assets. Section 4.18 of the Disclosure Letter lists all of the Tangible Personal Property and Personal Property, other than Tangible Personal Property and Personal Property having a book value of less than $5,000. Prior to the Closing, the Seller Parties will deliver a list of the locations of the Purchased Assets in the possession of the Seller Parties and the locations of any material tangible assets in the possession of any third party that are included in the Purchased Assets.

4.19 Restrictions on Business Activities. There is no Contract to which any Seller Party or any of their respective Subsidiaries is a party or is otherwise subject limiting in any material respect the right of any Seller Party or any of their respective Subsidiaries to engage in any line of business or to compete with any Person, in each case which would apply to the activities of Purchaser after the Closing.

4.20 Design Qualifications. Section 4.20 of the Disclosure Letter sets forth a true, correct and complete list of each Person, and the applicable Avago Sensor Product, with whom any of the Seller Parties is currently undergoing a design qualification process as of the date hereof with respect to any Avago Sensor Product design.

4.21 Suppliers. Section 4.21 of the Disclosure Letter sets forth the name of each of the top ten (measured by accounts payable incurred on behalf of the Business) suppliers of goods and services to the Business for the eight months ended July 31, 2006. As of the date hereof, no Seller Party or any of their respective Affiliates has received written notification that any such supplier intends to terminate or materially adversely change its relationship with the Business.

4.22 Products. The Avago Sensor Products constitute all of the products currently manufactured, sold or being developed by the Business.

4.23 Diligence Requests. To the knowledge of Seller, the documents provided to Purchaser by or on behalf of the Seller Parties in response to the due diligence request delivered by Purchaser to Seller on October 5, 2006 were true, complete and accurate in all material respects (it being understood that the Seller Parties are not making any representations or warranties with respect to any projections or other forward-looking statements set forth in any of such documents).

4.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in the other Transaction Documents (or any certificates delivered by any Seller Party to Purchaser in accordance with this Agreement), Purchaser acknowledges and agrees that none of the Seller Parties or any other Person makes any other express, implied or statutory representation or warranty with respect to the Business, the Purchased Assets, the Assumed Liabilities or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title, enforceability or non infringement, including as to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Purchased Assets, (b) the use of the Purchased Assets and the operation of the Business by Purchaser after the Applicable Closing, in any manner other than as used and operated by the Seller Parties, or (c) the probable success or profitability of the ownership, use or operation of the Purchased Assets by Purchaser after the Applicable Closing. Except for the representations and warranties contained in this Article IV or in the other Transaction Documents (or any certificate delivered by any Seller Party to Purchaser in accordance with this Agreement), all Purchased Assets are conveyed on an “AS IS” and “WHERE IS” basis. Except for Liabilities in respect of the representations and warranties contained in this Article IV or in the other Transaction Documents (or any certificates delivered by any Seller Party to Purchaser in accordance with this Agreement), and the indemnification obligations set forth herein, no Seller Party or any other Person will have or be subject to any liability or indemnification obligation to Purchaser or any other Person for any information provided to the Purchaser or its representatives relating to the Business, the Purchased Assets, or otherwise in expectation of the transactions contemplated by this Agreement and any information, document, or material made available to Purchaser or its counsel or other representatives in Purchaser’s due diligence review, including in certain “data rooms” (electronic or otherwise) or management presentations. The representations, warranties, covenants and obligations of Purchaser, and the rights and remedies that may be exercised by Purchaser shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, Purchaser or any of its representatives.

ARTICLE V

REPRESENTATIONS OF PURCHASER

Purchaser hereby represents and warrants to the Seller Parties, subject to the exceptions set forth in the disclosure letter delivered by Purchaser to the Seller Parties on the date hereof and attached hereto (the “Purchaser Disclosure Letter”), each of which exceptions in order to be effective shall indicate the Section and, if applicable, subsection of this Article V to which it relates (except to the extent that the applicability of such exception to such Section or subsection is otherwise readily apparent), as follows:

5.1 Corporate Existence. Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

5.2 Corporate Authority.

(a) This Agreement, the Ancillary Agreements and the other Transaction Documents to which Purchaser is a party, and the consummation of the transactions contemplated hereby and thereby involving Purchaser have been duly authorized by Purchaser by all requisite corporate, partnership or other action. Purchaser has full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Purchaser, enforceable against it in accordance with their terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law).

(b) The execution and delivery of this Agreement and the other Transaction Documents by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the transactions contemplated hereby and thereby, do not and will not (A) violate or conflict with any provision of the certificate of incorporation or by laws or similar organizational documents of Purchaser, (B) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien under any contract, indenture, mortgage, lease, note or other agreement or instrument to which Purchaser is subject or is a party, or (C) violate, conflict with or result in any breach under any provision of any Law applicable to Purchaser or any of its properties or assets, except, in the case of clauses (B) and (C), to the extent that any such default, violation, conflict, breach or loss would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.3 Governmental Approvals, Orders and Consents. Purchaser is not subject to any order, judgment, decree, stipulation, injunction or agreement with any Governmental Authority which would prevent or materially interfere with or delay the consummation of this Agreement or would be reasonably likely to have a Purchaser Material Adverse Effect. No Proceeding is pending or, to the knowledge of Purchaser, threatened against Purchaser which would prevent or materially interfere with or delay the consummation of this Agreement. Except for (i) required filings under applicable Antitrust Regulations and (ii) if determined to be necessary by Purchaser, the filing of this Agreement with the SEC, no Consent, order, or license from, notice to or registration, declaration or filing with, any Governmental Authority, is required on the part of Purchaser in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby except for such Consents, orders, or licenses from, notices to or registrations, declarations or filings which have been made or obtained and remain in full force and effect and those with respect to which the failure to have made or obtained or to remain in full force and effect would not have a Purchaser Material Adverse Effect.

5.4 Financial Capacity. Purchaser has possession of sufficient funds to consummate the transactions contemplated by this Agreement and each Ancillary Agreement.

5.5 Finders; Brokers. None of Purchaser nor any of its Affiliates has employed any finder or broker in connection with this Agreement who would have a valid claim for a fee or commission from any Seller Party or any of their respective Affiliates in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

5.6 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser.

ARTICLE VI

AGREEMENTS OF PURCHASER AND SELLER

6.1 Operation of the Business. Except as otherwise contemplated by this Agreement, each Seller Party covenants that, in respect of the Business (it being understood that nothing in this Section 6.1 shall in any way limit any Seller Party’s or any of their Subsidiaries’ operation of the Retained Business), from the date of this Agreement until the Closing they will, and will cause their Affiliates to, use commercially reasonable efforts, to maintain and preserve intact the Business in all material respects and to maintain in all material respects the ordinary and customary relationships of the Business with their suppliers, customers and others having business relationships with them with a view toward preserving for Purchaser after the Closing Date the Purchased Assets and the goodwill associated therewith. Subject to applicable Law and except as otherwise provided in this Agreement or as expressly provided in Section 6.1 of the Disclosure Letter, from the date of this Agreement until the Closing, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), the Seller Parties shall, and shall cause their Subsidiaries in respect of the Business to, continue to operate and conduct the Business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as otherwise contemplated by this Agreement and subject to applicable Law, the Seller Parties, from the date of this Agreement until the Applicable Closing, shall not and shall cause their Subsidiaries not to, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), take any of the following actions with respect to the Purchased Assets:

(a) transfer, sell, lease, license or otherwise convey or dispose of, or suffer to exist any Lien (other than Permitted Liens) on, any of the Purchased Assets or the Assigned Real Property, other than (i) sales of inventory in the ordinary course of business, or (ii) Permitted Liens;

(b) terminate any Business Employee, grant any leave of absence greater than two weeks (other than as required by applicable Law in which case Purchaser need only be notified of the reason for such leave and the approved length), transfer any Business Employee, hire any new employees, or grant any increase in the compensation or benefits arrangements of a Business Employee or under any Seller Plan, except for increases in the compensation or benefits of such employees: (A) in the ordinary course of business consistent with past practices (excluding severance or bonuses, in either case payable by any Seller Party upon consummation of the transactions contemplated by this Agreement, for Business Employees covered by parts (i) and (iii), but not part (ii) of such definition), or (B) as required by applicable Law from time to time in effect or by any employee benefit plan, program or arrangement sponsored by any Seller Party or one of their Affiliates in effect on the date hereof;

(c) cancel, compromise, release or assign any Indebtedness owed to the Business or any claims held by the Business, in each case that would otherwise constitute Purchased Assets, other than in the ordinary course of business consistent with past practice and in any event not in excess of $100,000 in the aggregate;

(d) enter into any Contract that would be deemed to be a Transferred Material Contract if it were in existence as of the date of this Agreement or terminate (other than by expiration) or amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such contract) in any material respect the terms of any Transferred Material Contract or the Assigned Lease;

(e) enter into any Contract containing a covenant not to compete or any other covenant restricting the development, manufacture, marketing or distribution of the products and services of the Business or that would adversely affect Purchaser’s ability to use, deploy, exploit, market, distribute, sell or otherwise develop the Purchased Assets or amend or extend in a manner adverse to the Business any such covenant in any existing Transferred Contract;

(f) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory sold to Flextronics) that are material, individually or in the aggregate, to the Business;

(g) (i) institute, settle or agree to settle any Proceeding relating to or affecting the Purchased Assets or Assumed Liabilities before any court or other Governmental Authority (other than settlements of Proceedings (1) not involving Intellectual Property or Tax matters, (2) involving solely the payment of money damages and (3) not involving an admission of liability) or (ii) waive or surrender any rights related to any pending or threatened litigation to the extent relating to or affecting the Purchased Assets or Assumed Liabilities;

(h) enter into any material financing or guarantee arrangement, agreement or undertaking with any customer of the Business or any financial institution, leasing company or similar business that permits recourse to Purchaser or any of its Affiliates which would constitute an Assumed Liability;

(i) grant any allowances or discounts outside the ordinary course of business or sell inventory materially in excess of reasonably anticipated consumption for the near term outside the ordinary course of business;

(j) fail to maintain its books and records with respect to the Purchased Assets, the Assumed Liabilities and the Assigned Real Property in accordance with past practice;

(k) make or change any material election in respect of Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

(l) agree or commit to do any of the foregoing.

Not less than five (5) Business Days prior to the Closing, Seller shall deliver to Purchaser a supplement to Section 4.6(a) of the Disclosure Letter, which shall identify those Contracts with respect to the Business entered into by any Seller Party or any of their respective Affiliates after the date of this Agreement not in violation of the terms hereof which would have constituted “Transferred Material Contracts” if such Contracts had been in effect as of the date hereof, and such Contracts identified on such supplement to Section 4.6(a) of the Disclosure Letter shall be deemed “Transferred Material Contracts” for all purposes hereof so long as such Contracts were entered into in accordance with the terms hereof. Seller shall also deliver to Purchaser a true, complete and correct copy of each such Contract no later than the time at which Seller delivers such supplement to Section 4.6(a) of the Disclosure Letter.

6.2 Investigation of Business; Confidentiality.

(a) From the date of this Agreement until the Closing, the Seller Parties shall, and shall cause their Affiliates to, permit Purchaser and its authorized agents or representatives and financing sources to have reasonable access to the properties, books, records, Contracts and such financial (including working papers) and operating data of the Business and the Business Employees as Purchaser may reasonably request, at reasonable hours to review information and documentation, and the opportunity to ask questions relative to the properties, books, contracts, commitments and other records of the Business and to conduct any other reasonable investigations; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of the Seller Parties, shall comply with the reasonable security and insurance requirements of the Seller Parties and shall be at Purchaser’s sole risk and expense. Notwithstanding the foregoing, the Seller Parties shall have no obligation to disclose any information the disclosure of which is subject to a confidentiality obligation in favor of any third party; provided that the Seller Parties shall use their commercially reasonable efforts to obtain waivers under such agreements or implement requisite procedures to enable the provision of reasonable access to such information without violating such obligations. All requests for access to the offices, properties, books and records of the Business shall be made to such representatives of the Seller Parties as such party shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser nor any of its Affiliates, agents or representatives shall contact any of the employees, customers (including dealers and distributors), suppliers, joint venture partners or other Affiliates of the Seller Parties in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such representatives of the Seller Parties, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, no Seller Party shall be required to provide access to or disclose information where such access or disclosure would waive the attorney client privilege of the Seller Parties or contravene any Law or binding agreement entered into prior to the date of this Agreement. The relevant parties shall make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b) The Parties expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either Party to the other Party or any Affiliate of such other Party in connection with the negotiation of this Agreement or pursuant to Section 6.5 (“Confidential Information”) shall be treated as “confidential information” under the Confidentiality Agreement.

(c) Upon reasonable request and during normal business hours, Purchaser and the Seller Parties shall cooperate with each other, and shall cause their respective representatives and Affiliates to cooperate with each other, after the Closing to ensure the orderly transition of the Purchased Assets and Assumed Liabilities from the Seller Parties to Purchaser and its Affiliates and to minimize any disruption to the businesses of Seller Parent and its Affiliates and Purchaser and its Affiliates that might result from the transactions contemplated hereby.

6.3 Necessary Efforts; No Inconsistent Action.

(a) Subject to Section 6.3(b) and the other terms and conditions of this Agreement, including the conditions set forth in Article VII, the Seller Parties and Purchaser agree, and each of the Seller Parties agree to cause their Affiliates, to use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by the Transaction Documents and to use their respective commercially reasonable efforts to cause, with respect to the Seller Parties, the conditions set forth in Sections 7.1 and 7.3, and with respect to Purchaser, the conditions set forth in Sections 7.1 and 7.2, to be satisfied, including all actions necessary to obtain (i) all licenses, certificates, permits, approvals, clearances, expirations, waivers or terminations of applicable waiting periods, authorizations, qualifications and orders (each a “Consent”) of any Governmental Authority required for the satisfaction of the conditions set forth in Section 7.1(b), and (ii) all other Consents (it being understood that the failure to obtain any such Consents contemplated by this clause (ii) shall not, by itself, cause the condition set forth in Section 7.3(b) to be deemed not to be satisfied and it being further understood that neither Party nor any of their respective Affiliates shall be required to expend any money other than for filing fees or expenses or de minimus costs or expenses or agree to any restrictions in order to obtain any Consents) necessary in connection with the consummation of the transactions contemplated by the Transaction Documents; provided, however, that the foregoing provisions of this Section 6.3(a) shall not require any Party to perform, satisfy or discharge any obligations of any other Party under this Agreement or otherwise. The Seller, as agent for the Seller Parties, on the one hand, and Purchaser, on the other hand, agree that each will be given prior notice of and a reasonable opportunity to consult with the other Party regarding contacts with Governmental Authorities regarding Antitrust Regulations or related matters. Without limiting the foregoing, as promptly as practicable on or after the date of this Agreement, the Seller Parties shall give any notices required to be given under any Transferred Contract or Seller Plan, shall use their commercially reasonable efforts to obtain prior to Closing any consent required under any Transferred Contract or Seller Plan and shall promptly deliver to Purchaser a copy of each such notice delivered and each such consent received. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(b) In connection with the efforts referenced in Section 6.3(a), Purchaser and the Seller Parties shall timely and promptly make all filings which may be required for the satisfaction of the condition set forth in Section 7.1(b) by each of them in connection with the consummation of the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of Seller and Purchaser shall have filed, or caused to be filed, Notification and Report Forms under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) prior to the date of this Agreement, and shall file, or cause to be filed, any other similar filings under Antitrust Regulations in the United States, any state thereof, any foreign country or the European Union as promptly as practicable following the date of this Agreement and in any event no later than the time prescribed by applicable law in the case of requirements under other applicable Antitrust Regulations to the extent a time is prescribed and, if no time is prescribed, as promptly as reasonably practicable. In addition, Purchaser and the Seller Parties agree, and each Seller Party shall cause its Subsidiaries, to cooperate and to use their commercially reasonable efforts and take all actions necessary to obtain as soon as reasonably possible after the execution and delivery of this Agreement any Consents from Governmental Authorities required for the Applicable Closing, contemplated by Section 6.3(a)(i) above (including through compliance with the HSR Act and any applicable foreign governmental reports, applications or notifications required by the Antitrust Regulations), to respond as promptly as practicable to any requests for information from any Governmental Authority, and to avoid and/or overcome any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or could restrict, prevent or prohibit, the consummation of the transactions contemplated by this Agreement; provided, however, that in no event shall Purchaser or any of its Affiliates be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of its Affiliates (including with respect to any Purchased Assets after consummation of the transaction contemplated by this Agreement), in order to comply with its obligations in respect of the foregoing. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Except as prohibited or restricted by Law or any Antitrust Regulations, each Party or its attorneys shall provide the other Party or its attorneys the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, subject to redaction as reasonably necessary of documents filed pursuant to Item 4(c) of the Hart Scott Rodino Notification and Report Form. Without in any way limiting the foregoing, the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or any other Antitrust Regulation.

(c) Subject to applicable Laws relating to the exchange of information and the direction of any Governmental Authority, each of Purchaser, on the one hand, and the Seller Parties, on the other hand, shall notify and keep the other advised as to (i) any material communication from the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Authority regarding any of the transactions contemplated hereby, (ii) any litigation or administrative proceeding pending and known to such Party, or to its knowledge threatened, which challenges, or would reasonably be expected to challenge, the transactions contemplated hereby and (iii) any event or circumstance which, to its knowledge, would constitute a breach of its respective representations and warranties in this Agreement or, with respect to Seller Parent, in the Semiconductor Business Purchase Agreement; provided, however, that the failure of Seller, Seller Parent or Purchaser to comply with Section 6.3(c)(iii) shall not subject Seller, Seller Parent or Purchaser to any liability hereunder in respect of any claim asserted after the relevant expiration date for the relevant representation or warranty; and provided further, that Purchaser may not separately recover pursuant to Article IX or otherwise for both a breach of Section 6.3(c)(iii) and any related breach of the relevant representation or warranty. Subject to the provisions of Article X hereof, the Seller Parties and Purchaser shall not take any action inconsistent with their obligations under this Agreement or, without prejudice to Purchaser’s rights under this Agreement, which would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

6.4 Public Disclosures. Unless otherwise required by Law, the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted or pursuant to scheduled earnings releases and scheduled analyst conference calls, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any Party or its Affiliates without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed). If in the judgment of either Party such a news release or public announcement is required prior to the Closing Date by Law or the rules or regulations of any stock exchange on which such Party’s stock is traded, the Party intending to make such release or announcement shall to the extent practicable use commercially reasonable efforts to provide prior written notice to the other Party of the contents of such release or announcement and to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

6.5 Access to Records, Personnel and the Assigned Real Property.

(a) Exchange of Information. After the execution of this Agreement through the Applicable Closing Date, to the extent permissible under applicable Law, the Seller Parties agree to provide, or cause to be provided, to Purchaser, as soon as reasonably practicable after written request therefor and at Purchaser’s sole expense, (x) reasonable access (including using commercially reasonable efforts to give access to third parties possessing information), during normal business hours, to the Seller Parties’ employees and (y) such information that Purchaser reasonably needs to comply with its obligations under Section 6.6 of this Agreement. From the Closing until the fifth anniversary of the Closing, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access (including using commercially reasonable efforts to give access to third parties possessing information), during normal business hours, to the other Party’s employees and to any books, records, documents, files and correspondence in the possession or under the control of the other Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney client or other similar privilege, and each Party may redact information regarding itself or its Affiliates or otherwise not relating to the other Party and its Affiliates, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney client or other similar privilege, the Parties shall take all commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Financial and Other Information. After the Closing, each Party shall provide, or cause to be provided, as soon as reasonably practicable after written request therefor, to the other Party such financial and other data and information (except for information and data with respect to Taxes and Tax Returns which is addressed in Section 6.14) reasonably available and in its possession (in such form as is reasonably available to it) as is reasonably requested by the other Party and reasonably necessary in order for such other Party to prepare required financial statements and reports or filings to be provided to any third party or filed with any Governmental Authority; provided that the out-of-pocket cost to prepare any financial statements after the Closing shall be borne solely by Purchaser.

(c) Ownership of Information. Any information owned by a party that is provided to a requesting party pursuant to this Section 6.5 shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d) Record Retention. Except as otherwise provided herein, each Party agrees to use its commercially reasonable efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business, and the Purchased Assets (the “Books and Records”) in their respective possession or control for a commercially reasonable period of time, as set forth in their regular document retention policies, following the Closing Date or for such longer period as may be required by Law or as may be reasonably requested in writing by any Party, or until the expiration of the relevant representation or warranty under any of the Transaction Documents and any related claim of indemnification related thereto. Notwithstanding the foregoing, any Party may destroy or otherwise dispose of any Books and Records not in accordance with its retention policy, provided that, prior to such destruction or disposal (i) such Party shall provide no less than 90 nor more than 120 days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in detail which of the Books and Records is proposed to be so destroyed or disposed of), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out of pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(e) Limitation of Liability. Except in the event of fraud, willful misconduct or gross negligence, no Party shall have any liability to any other Party in the event that any information exchanged or provided pursuant to this Section 6.5 is found to be inaccurate. No Party shall have any liability to any other Party if any information is destroyed or lost after commercially reasonable efforts by such Party to comply with the provisions of Section 6.5(d).

(f) Other Agreements Providing For Exchange of Information. Except with respect to information that is generally available to the public, the Party requesting such information shall (i) hold all such information in the strictest confidence, except as required by applicable Law or which must be disclosed in connection with any audit or taxing authority inquiry, (ii) shall disseminate such information only to its officers, directors, employees and representatives who have been advised of the confidential nature of such information, and only on an as-needed basis, (iii) shall return promptly, upon request of the other party, all copies of the information received by it, and (iv) shall take all steps necessary to cause its officers, directors, employees and representatives to comply with the terms and conditions of this Section 6.5. Notwithstanding the foregoing, any information relating primarily to the Purchased Assets may be disclosed by Purchaser at its discretion following Closing.

(g) Production of Witnesses; Records; Cooperation. In the case of a legal or other proceeding between one Party and a third party relating to the Business, Purchased Assets, Licensed Business Intellectual Property Rights, Licensed Business Technology, Assumed Liabilities, Excluded Liabilities, this Agreement (including any matters subject to indemnification hereunder) or the transactions contemplated hereby, or any other Transaction Documents, each Party shall use its commercially reasonable efforts to make available to the other Party (and the Seller Parties shall use their commercially reasonable efforts to cause Angel to make available to Purchaser), upon written request, the former (to the extent practicable), current (to the extent practicable) and future officers, employees, other personnel and agents of such Party (or Angel) as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available (other than materials covered by the attorney-client privilege), to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any legal, administrative or other proceeding in which the requesting Party may from time to time be involved, regardless of whether such legal, administrative or other proceeding is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all out-of-pocket costs and expenses in connection with the foregoing. The foregoing shall not limit any of rights of the Parties in respect of the foregoing under Section 9.4.

(h) Confidential Information. Nothing in this Section 6.5 shall require either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that either Party is required under this Section 6.5 to disclose any such information, that Party shall use all commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

(i) Access to Assigned Real Property. During the period preceding the Closing Date, the Seller Parties shall permit Purchaser access to the Assigned Real Property after normal business hours (unless other times are permitted by the Seller Parties) in order to install wiring for communication devices and other store systems (including servers, computers and other systems) and take other similar action at the Assigned Real Property, all at Purchaser’s cost and without causing damage to the Assigned Real Property; provided that Purchaser shall not be permitted to install any equipment at the Assigned Real Property until immediately following the Effective Time and Purchaser shall comply with any provisions of the Assigned Lease applicable to Purchaser’s activities on the Assigned Real Property. Purchaser agrees to repair any damage which may be caused due to the exercise of its rights pursuant to this Section 6.5(i) and to indemnify, defend and hold harmless the Seller Indemnified Parties from any and all Losses arising out of or in any way connected with Purchaser’s exercise of its rights pursuant to this Section 6.5(i). The Seller Parties’ obligation to provide the foregoing access shall be conditioned on the requirement that Purchaser shall not unreasonably interfere with the Seller Parties’ business.

6.6 Employee Relations and Benefits.

(a) Except as set forth on Section 6.6(a) of the Disclosure Letter, Purchaser or one of its Affiliates shall offer employment to each U.S. Employee effective on the Closing Date and to each Malaysia Employee effective on the Malaysia Closing Date. Each such offer shall include substantially the same or superior base salary or base wage rate provided to such employee by Seller or its Affiliates as of the date hereof and a position within the Purchaser or an Affiliate of Purchaser that is consistent with Purchaser’s job classification system for employees with duties similar to those duties it is expected that the Business Employee will undertake for Purchaser or its Affiliates. With respect to each U.S. Employee employed in Corvallis, Oregon or San Jose, California and each Malaysia Employee, such offers shall be at the same general location as such employee is currently employed by Seller and its Affiliates as of the date hereof, and with respect to each U.S. Employee employed in Fort Collins, Colorado, such offer shall include an offer to relocate to an employment location of Purchaser and its Affiliates. Purchaser or one of its Affiliates may offer employment to each Germany Employee or may enter into an arrangement with Seller Parent or its Affiliates whereby any such Germany Employee would remain employed by Seller Parent or its Subsidiaries for a period of up to 18 months and would during such period provide services for the benefit of Purchaser or its Affiliates (a “Leased Employee”). Those employees who accept an offer of employment from Purchaser or one of its Affiliates and who commence employment with Purchaser or one of its Affiliates shall be referred to herein as “Transferred Employees.” Any Germany Employee who becomes a Leased Employee shall not be a Transferred Employee.

(b) Seller Parent shall not, and shall cause its Affiliates not to, engage in any activity intended to discourage any Business Employee from accepting an offer of employment from Purchaser and/or one of its Affiliates, and Seller Parent shall not, and shall cause its Affiliates not to, offer employment with any business of Seller Parent or any of its Affiliates (other than the Business) after the date hereof and prior to the Closing Date or, with respect to the Malaysia Employees, prior to the Malaysia Closing Date (other than Business Employees who have applied for a position with Seller Parent or one of its Affiliates outside the Business prior to the date hereof); provided, however, that Seller Parent and its Affiliates shall be permitted to take any action they are legally required to take in order to comply with local Laws.

(c) Effective as of the Closing Date with respect to those Transferred Employees who are U.S. Employees or Germany Employees, Purchaser shall, or shall cause one of its Affiliates to, provide employee benefits to such Transferred Employees on terms and conditions that are at least as favorable to such employees as the terms and conditions of such benefits offered to similarly situated (after reflecting such Transferred Employees’ positions within Purchaser’s job classification system) employees of Purchaser and its Affiliates employed in the United States and Germany, respectively. Effective as of the Malaysia Closing Date with respect to those Transferred Employees who are Malaysia Employees, Purchaser shall, or shall cause one of its Affiliates to, provide employee benefits to such Transferred Employees on terms and conditions that are substantially similar in the aggregate to the terms and conditions of the benefits provided to such employees by the Seller or its Affiliates as of immediately prior to the Malaysia Closing Date; provided, however, that nothing herein shall require Purchaser or its Affiliates to offer to Malaysia Employees (i) anything inconsistent with the provisions of Section 6.6(a), including any guaranteed program to determine or increase base pay or any form of commission, bonus or other extraordinary compensation (except for the retention bonus program described in Exhibit E), (ii) any form of stock option, restricted stock, employee stock purchase or other equity compensation program or (iii) any form of benefit for which the approval of any Malaysian governmental agency is required. Notwithstanding anything herein to the contrary, the employee benefits to be provided to Transferred Employees effective as of the Applicable Closing Date pursuant to this Section 6.6(c) shall be consistent with those benefits described in Exhibit F of this Agreement. In no event will Purchaser and/or its Affiliates be obligated to provide post-retirement benefits to Transferred Employees.

(d) Purchaser shall assume and shall indemnify Seller Parent and its Subsidiaries against all liabilities and obligations to provide any payments, including, without limitation, severance and payment-in-lieu of notice, to (i) any Non U.S. Employees who are entitled to severance or similar payments under applicable local Laws due to Purchaser’s noncompliance with Sections 6.6 or 6.7, and (ii) except as otherwise provided in this Section 6.6 or with respect to any payments under a Seller Plan, any Transferred Employee whose employment is terminated by Purchaser or its Affiliates following the Closing Date or, with respect to Malaysia Employees, following the Malaysia Closing Date. Purchaser shall reimburse Seller Parent or its Subsidiaries for severance or similar payments under applicable local Laws, including any payment-in-lieu of notice, made by Seller Parent and its Subsidiaries, to (i) any Business Employee described on Section 6.6(a) of the Disclosure Letter whose employment with Seller Parent and its Subsidiaries is terminated on the Closing Date (or with respect to a Business Employee on a leave of absence under which reemployment rights are protected by applicable Laws, the date such protection ends), (ii) any Business Employee (A) whose offer of employment from Purchaser and its Affiliates pursuant to Section 6.6(a) includes an offer of relocation, (B) who refuses such offer of employment and relocation and (c) whose employment with Seller Parent and its Subsidiaries is terminated on the Closing Date (or with respect to a Business Employee on a leave of absence under which reemployment rights are protected by applicable Laws, the date such protection ends), and (iii) any Germany Employee who becomes neither a Transferred Employee nor a Leased Employee. The Purchaser’s liability under this Section 6.6(d) shall be limited to the greater of (X) the amount payable pursuant to the provisions of the severance plans, policies and programs of Seller Parent and its Subsidiaries, including any payment-in-lieu of notice policies, as in effect as of the date hereof, and (Y) in the case of any German Employee, the amount required to be paid pursuant to local Laws, including any payment-in-lieu of notice. Section 6.6(d) of the Disclosure Letter describes in summary form the amounts payable under such plans, policies or programs.

(e) Seller and its Affiliates shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Business Employee with respect to claims incurred by such Business Employees or their covered dependents under any Seller Plan.

(f) Section 6.6(f) of the Disclosure Letter lists each Business Employee who is eligible for a bonus pursuant to this Section 6.6(f). On the first anniversary of the Closing Date, Seller shall pay or shall cause one of its Affiliates to pay to each such Business Employee who remains employed by Purchaser or one of its Affiliates on such date the amount specified for such Business Employee in Section 6.6(f) of the Disclosure Letter.

(g) With respect to any plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), or any plan that would be a “welfare benefit plan” (as defined in Section 3(1) of ERISA) if it were subject to ERISA, maintained by Purchaser and provided to Transferred Employees, Purchaser shall, with respect to such Transferred Employees, (i) cause to be waived any pre existing condition and waiting periods, except to the extent such provisions were applicable under the similar Seller Plan as of the Applicable Closing Date, and (ii) give effect, in determining any deductible and maximum out of pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such Transferred Employees during the plan year of the applicable plan sponsored by Seller or one of its Affiliates during which the Applicable Closing occurs with respect to similar plans maintained by Seller and its Affiliates immediately prior to the Applicable Closing Date.

(h) For purposes of eligibility and vesting and for purposes of determining the amount of any benefits under any applicable sick leave, vacation or severance plan, Transferred Employees shall be given credit for all service with Seller, any of its Subsidiaries, and any predecessor employer for which Seller credited such service, including without limitation, Angel, Hewlett Packard or their Subsidiaries under each plan of Purchaser or its Affiliates in which such Transferred Employees are eligible to participate.

(i) The Seller Parties shall take all necessary actions to (i) allow Transferred Employees to rollover any associated loan notes to the extent permitted under the 401(k) plan maintained by Seller Parent or a Subsidiary of Seller Parent (the “Seller 401(k) Plan”) and (ii) permit Transferred Employees to continue to make loan repayments to the Seller 401(k) Plan following the Closing Date. Purchaser shall take all steps necessary to permit each such Transferred Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Seller 401(k) Plan to roll such eligible rollover distribution (including within a reasonable period of time following the Closing Date an opportunity to roll over any associated loans, if applicable), into an account under a 401(k) plan maintained by Purchaser or its Affiliates.

(j) If the Malaysia Closing shall not have occurred prior to January 1, 2007, then Seller Parent or its Subsidiaries shall pay the Malaysia Employees the bonuses due to such employees on such date under the “Angel 3-2-1 Retention Arrangement” described in Section 4.11(a) of the Disclosure Letter. If the Malaysia Closing shall have occurred prior to January 1, 2007, then Purchaser or its Affiliates shall pay or otherwise make arrangements for the payment to Malaysia Employees of the bonuses due to such employees on such date under the “Angel 3-2-1 Retention Arrangement” described in Section 4.11(a) of the Disclosure Letter, and Seller Parent or its Subsidiaries shall reimburse Purchaser or its Affiliates an amount equal to the aggregate of such bonuses paid, along with any employment taxes payable to a Governmental Authority that are related thereto, in cash within thirty (30) days of Seller Parent’s receipt of Purchaser’s written request for reimbursement thereof. Purchaser or its Affiliates shall pay or otherwise make arrangements for the payment to Malaysia Employees of the bonuses due to such employees on January 1, 2008 under the “Angel 3-2-1 Retention Arrangement” described in Section 4.11(a) of the Disclosure Letter.

(k) (i) With respect to any accrued but unused vacation time as of the Closing Date to which any Transferred Employee is entitled pursuant to Seller Parent or its Subsidiaries’ vacation time policy immediately prior to the Closing Date, to the extent permitted by Law, Purchaser shall assume the liability for such accrued but unused vacation time and allow such Transferred Employee to use such accrued vacation time in accordance with the terms of the applicable Purchaser vacation plan, including without limitation the required approval of management to take time off. Purchaser shall convert such accrued but unused vacation time to hours under Purchaser’s Time Off Plan (for U.S. Employees), to days in accordance with Purchaser’s holiday practices for employees of Purchaser and its Affiliates employed in Germany (for Germany Employees) and to a vacation program comparable to the applicable vacation program of Seller Parent or its Subsidiaries as of the date immediately prior to the Malaysia Closing Date (for Malaysia Employees).

(ii) Notwithstanding anything in Section 6.6(k)(i) to the contrary, Purchaser shall reimburse Seller or its Subsidiaries an amount equal to the accrued but unused vacation time paid by Seller to any Transferred Employee in lieu of the assumption of such accrued but unused vacation time by Purchaser, along with any employment taxes payable to a Governmental Authority that are related thereto, in cash within thirty (30) days of Purchaser’s receipt of Seller’s written request for reimbursement thereof.

(iii) For the purposes of this Section 6.6(k), “vacation time” shall include vacation time, sick time, Seller Parent and its Subsidiaries’ Flexible Time Off program, floating holidays and similar arrangements.

(l) The Seller Parties shall retain full responsibility for compliance with those provisions of the Worker’s Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) or any comparable provision of state or local law that is binding upon the Seller Parties under any such law and shall indemnify Purchaser for any Liabilities and Losses related thereto.

(m) Purchaser shall indemnify and hold harmless Seller and its Subsidiaries with respect to any liability under COBRA or similar applicable Laws in the United States arising from the actions (or inactions) of Purchaser or its Subsidiaries after the Closing Date. The Seller Parties shall retain all liabilities, including with respect to any “qualifying event” (as defined under COBRA), and liabilities under similar applicable Laws incurred on or prior to the Closing Date or arising as a result of the transactions described herein.

(n) Purchaser shall have no liabilities associated with any retention or severance plans entered into by Seller or its Affiliates with regard to any Designated Employee. “Designated Employees” are Business Employees who have been chosen by any Seller Party for retention or dismissal under any current retention or severance plan of Seller prior to the Closing Date, but either whose period of retention has not been completed prior to the Closing Date or whose dismissal has not been carried out prior to the Closing Date; provided, however, that Designated Employees shall not include any employee chosen by Seller, after consultation with Purchaser, as a result of the transactions contemplated by this Agreement. Section 6.6(n) of the Disclosure Letter lists each Designated Employee. The Seller Parties’ liability with regard to Designated Employees is subject to the rules of the retention and severance plans of Seller as in force prior to or on the Closing Date (or the Malaysia Closing Date, with respect to any Designated Employee who is a Malaysia Employee).

(o) The Parties acknowledge and agree that all provisions contained in this Section 6.6 with respect to employees are included for the sole benefit of the respective Parties and shall not create any right in any other Person, including, without limitation, any employees, former employees, any participant in any Seller Plan or any beneficiary thereof or any right to continued employment with Seller or Purchaser, nor shall require Purchaser or any Affiliate of Purchaser to continue or amend any particular benefit plan after the Closing Date for Transferred Employees, and any such plan may be amended or terminated in accordance with its terms and applicable law.

(p) No later than five Business Days following the Closing Date, Purchaser shall implement, and provide a copy to Seller of, a retention bonus plan for the benefit of the Transferred Employees who remain employed by Purchaser or its Affiliates until at least the first anniversary of the Closing Date (the “Retention Bonus Plan”). The Retention Bonus Plan shall list each Transferred Employee and the cash and equity awards allocated to such Transferred Employee, which cash amount shall in the aggregate total the amount set forth in Exhibit E under “Avago costs – Milestone bonus.” Seller shall reimburse Purchaser for the cash amounts paid under the Retention Bonus Plan to each Transferred Employee up to the cash amount specified for such Transferred Employee in the Retention Bonus Plan (it being understood that (i) in the event a Transferred Employee’s employment with Purchaser or any of its Affiliates is terminated prior to such Transferred Employee’s receipt of any cash amount or equity award allocated to such Transferred Employee in the Retention Bonus Plan, such cash amount or equity award shall not be reallocated to any other Transferred Employee, and (ii) the treatment of the amounts specified on Exhibit E related to the “3-2-1 payment” is set forth in Section 6.6(j)).

6.7 Non U.S. Employees.

(a) The Seller Parties and Purchaser and their respective Affiliates shall comply with all obligations under applicable Laws to notify and/or consult with Non U.S. Employees or employee representatives, unions, works councils or other employee representative bodies, if any, and shall provide such information to the other Party as is required by that Party to comply with its notification and/or consultation obligations. The Seller Parties and Purchaser shall indemnify each other against all Losses resulting from any failure of the other to notify and/or consult or to provide such information in a timely manner.

(b) The Parties acknowledge and agree that all provisions contained in this Section 6.7 with respect to employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Seller Plan or any beneficiary thereof or any right to continued employment with Seller or Purchaser, nor shall require Purchaser or any Affiliate of Purchaser to continue or amend any particular benefit plan after the Closing Date for Transferred Employees, and any such plan may be amended or terminated in accordance with its terms and applicable law.

6.8 Other Arrangements.

(a) At the Closing, Seller or an Affiliate of Seller and Purchaser shall execute and deliver a transition services agreement (the “Master Separation Agreement”) in substantially the form attached hereto as Exhibit H.

(b) As soon as is reasonably practicable after the date hereof, Seller will identify which Purchased Assets are not owned by Seller Parent, Seller, Sensor IPCo or U.S. R&D and which Affiliate of Seller Parent or Seller owns such Purchased Assets. Seller Parent and Seller will cause each such Affiliate, to the extent not a signatory to this agreement, to execute a joinder to this Agreement in the form attached hereto as Exhibit I (the “Joinder”).

6.9 Non Competition.

(a) In order that Purchaser may have and enjoy the full benefit of the Business, the Seller Parties agree that for a period of four (4) years commencing on the Closing Date, the Seller Parties will not, and will cause their Subsidiaries not to and any other Seller Party not to, without the express written approval of Purchaser, engage, directly or indirectly, in a Competing Business or acquire more than ten percent (10%) of the outstanding equity interest in any Business Competitor. Without limiting the foregoing provisions, the Seller Parties agree, upon the reasonable request of Purchaser, to use their respective commercially reasonable efforts to cause their Subsidiaries to enforce their rights for the benefit of Purchaser under the non-competition provisions of the Asset Purchase Agreement between Angel and an Affiliate of Seller, dated as of August 14, 2005, as amended (the “Semiconductor Business Purchase Agreement”); provided that all costs and expenses incurred in connection with the enforcement of such rights under the Semiconductor Business Purchase Agreement shall be borne exclusively by Purchaser. For purposes of this Section 6.9: (i) “Competing Business” shall mean designing, developing, researching, manufacturing, supplying, distributing, marketing, selling or servicing any Image Sensor Products and (ii) “Business Competitor” shall mean any Person that derived more than 10% of its consolidated gross revenues from Competing Businesses during the four fiscal quarters prior to the Seller Parties or any of their Subsidiaries’ entering into an agreement providing for the investment in or acquisition of such Person, for which financial statements are available. Notwithstanding the foregoing, the provisions of this Section 6.9 shall not restrict the Seller Parties or any of their Subsidiaries from acquiring and operating any Business Competitor so long as (i) the Seller Parties or such Subsidiary divests all or a portion of the Competing Business conducted by such Business Competitor within one year of such transaction such that an acquisition by the Seller Party or such Subsidiary of the retained portion of the Competing Business would be permissible under the terms of the foregoing clause (b); and (ii) while owned, the Seller Parties and their Subsidiaries do not provide such Business Competitor with any Licensed Business Technology or Licensed Business Intellectual Property Rights held by the Seller Parties or their Subsidiaries prior to the date of such acquisition.

(b) If the Seller Parties or any of their Subsidiaries is acquired by a Competing Business, or transfers or sells any or all of the Retained Businesses to a third party, including an Affiliate (such acquiring or third party buyer, the “Successor”) during the four-year term commencing on the Closing Date, then none of the Seller Parties or any of their Subsidiaries will grant the Successor a Patent license to make, have made, import, offer to sell or sell Image

Sensor Products for the remainder of the four-year non-competition period and will only transfer Licensed Business Patents to a Successor subject to the license granted under the Avago General IP License Agreement and subject to a contractual restriction preventing the Successor from exercising its rights under the transferred Licensed Business Patents for the remainder of the four-year non-competition period.

(c) During the four-year non-competition term, the Seller Parties shall not, and shall not permit their Subsidiaries to, grant any license to make, have made, import, offer to sell or sell Image Sensor Products, and the Seller Parties shall not, and shall cause their Subsidiaries not to, provide the Licensed Business Technology to any third party during such four-year non-competition period; provided that the foregoing shall not apply to licenses or disclosures that are incidental to the development or the sale of products and services of the Retained Business or are specifically included in the definition of Retained Business.

(d) Notwithstanding anything else set forth in this Agreement to the contrary, during the period beginning on the Closing Date and ending on the first anniversary thereof, the Seller Parties may continue to perform their obligations under that certain Die Sales Agreement, dated February 3, 2005, between Flextronics Sales and Marketing (A-P) Ltd. and Agilent Technologies, Inc., including the manufacture of C2700 and C3860 Avago Sensor Products for, and the sale of such Avago Sensor Products to, Flextronics International, Ltd. (“Flextronics”) and its subsidiaries thereunder, it being understood that (i) the Seller Parties shall pay to Purchaser seven and one-half percent of the aggregate revenue in excess of $10,000,000 earned by the Seller Parties on the sale of Avago Sensor Products to Flextronics during such period, such payment to be made no later than the 30th day after the first anniversary of the Closing Date, and (ii) the Seller Parties may continue to use the reticles and Mask Works constituting Purchased Assets related to the production of Avago Sensor Products pursuant to this Section 6.9(c) and to meet warranty obligations arising in connection with the sale of such Products or Avago Sensor Products prior to the Closing Date.

(e) For purposes of this Agreement, “Image Sensor Product” means a CMOS photosensitive silicon array for capturing images primarily for human viewing, having an analog or digital output configured and intended for use in applications including, but not limited to, security/surveillance cameras, medical diagnostic cameras, cellular telephone handset cameras (a personal, handheld device for human voice communication over a cellular network), digital SLRs, camcorder devices, machine vision cameras, and video cameras for personal computers. An Image Sensor Product may also include an on-board A/D converter and an image processor that is either on-board or separate, wherein the image process corrects the output signal, for example, to demosaic, color balance, gamma correct or otherwise compensate such output signal. Notwithstanding the foregoing, Image Sensor Products shall not be construed to include an Optical Mouse Sensor, Miniature Surface Mount Ambient Light Photo Sensor, a Miniature Surface Mount Proximity Sensor, or any other sensor device designed to capture light or images at less than VGA resolution and which are not intended primarily for human viewing.

6.10 Non Solicitation.

(a) Each of the Seller Parties agrees that for a period of two (2) years from and after the Closing Date it shall not, and it shall cause each of its Subsidiaries not to (and shall not encourage or assist any of its Affiliates to), without the prior written consent of Purchaser, directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of Purchaser or any of its Affiliates) (i) any Transferred Employee or (ii) any other Person employed by Purchaser who became known to or was identified to the Seller Parties or any of their Affiliates prior to the Closing in connection with the transactions contemplated by this Agreement, unless in each case such Person ceased to be an employee of Purchaser or its Affiliates prior to such action by the Seller Parties or any of their Affiliates, or, in the case of such Person’s voluntary termination of employment with Purchaser or any of its Affiliates, at least three (3) months prior to such action by the Seller Parties or any of their Affiliates. Seller Parent and Seller agree to use their commercially reasonable efforts to cause their Affiliates to enforce their rights for the benefit of Purchaser under the non-solicitation provisions of the Semiconductor Business Purchase Agreement; provided that all costs and expenses incurred in connection with the enforcement of such rights shall be borne exclusively by Seller Parent.

(b) Purchaser agrees that for a period of two (2) years from and after the Closing Date it shall not, and it shall cause its Subsidiaries not to (and shall not encourage or assist any of its Affiliates to), without the prior written consent of Seller, directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of the Seller Parties or any of their Subsidiaries) any Person employed by the Seller Parties or any of their Subsidiaries who became known to or was identified to Purchaser in connection with the transactions contemplated by this Agreement prior to the Closing unless such Person ceased to be an employee of the Seller Parties or any of their Subsidiaries prior to such action by Purchaser or any of its Subsidiaries, or, in the case of such Person’s voluntary termination of employment with the Seller parties or any of their Subsidiaries, at least three (3) months prior to such action by Purchaser or any of its Subsidiaries.

(c) Notwithstanding the foregoing, the restrictions set forth in Sections 6.10(a) and 6.10(b) shall not apply to bona fide public advertisements for employment placed by any Party and not specifically targeted at the employees of any other Party.

(d) If any Seller Party or any of their respective Subsidiaries hire any Key Employee within two years following the Closing Date, whether or not in breach of this Section 6.10, Seller shall pay to Purchaser, with respect to each such Key Employee, an amount equal to (i) $500,000 plus (ii) three times the then-current annual base salary of such Key Employee. Any payment or payments required to be made by Seller pursuant to this Section 6.10(d) shall be made within 15 days following the date upon which such Key Employee is hired by the applicable Seller Party or Subsidiary thereof. Section 6.10(a) and this Section 6.10(d) shall not apply to any Non U.S. Employee who is required to be hired by any Seller Party or any of their Affiliates (A) in the case of any Germany Employee, pursuant to any existing agreement with employee representatives (such as a works council agreement) by which any Seller Party or any of their Affiliates is bound or (B) as a result of any actions required to be taken by any Seller Party or any of their Affiliates in order to comply with local Laws.

6.11 Avago IP License Agreements and IP Side Letter. At the Closing, (a) Seller Parent shall cause its Subsidiary, Avago Technologies General IP (Singapore) Pte. Ltd. (“General IPCo”), to execute and deliver to Purchaser, and Purchaser shall execute and deliver to General IPCo, (i) a license agreement (the “Avago General IP License Agreement”) in the form of the agreement attached hereto as Exhibit J; and (ii) in the event the Sensor IP Closing does not occur concurrent with the Closing, a license agreement (the “Avago Sensor IPCo License Agreement”) in the form of the agreement attached hereto as Exhibit K, and (b) Seller Parent and Purchaser shall execute and deliver to one another a side letter (the “IP Side Letter”) in the form of the letter attached hereto as Exhibit L.

6.12 [Reserved]

6.13 Insurance Matters.

(a) Other than with respect to matters for which a Seller Party has retained liability pursuant to this Agreement, to the extent any Seller Party or any of their respective Affiliates has an insurance policy (a “Seller Corporate Policy”) providing for insurance coverage with respect to the Purchased Assets or Transferred Employees prior to the Applicable Closing Date, the Seller Parties shall, and shall cause their respective Affiliates to, take all commercially reasonable steps (in consultation with Purchaser) to recover any Insurance Proceeds actually payable with respect to a loss or liability of, or damage to, the Purchased Assets, or claims by Transferred Employees, relating to or arising out of occurrences prior to the Applicable Closing Date.

(b) In the event that, after the execution of this Agreement, but prior to the Applicable Closing Date, any Purchased Asset is subject to loss, destruction or damage (a “Casualty”), at the Applicable Closing the Seller Parties shall or shall cause their appropriate Affiliate to assign to Purchaser or its designee all Insurance Proceeds relating to such Casualty to the extent such Insurance Proceeds are received by a Seller Party but have not already been used by a Seller Party to repair any such Casualty. To the extent any Insurance Proceeds are actually received by any Seller Party or any of their respective Subsidiaries after the Applicable Closing Date with respect to a loss or liability of, or damage to, the Purchased Assets prior to the Applicable Closing Date, such Seller Party shall or shall cause its appropriate Affiliate to remit such Insurance Proceeds (less (i) any Taxes incurred on the excess of the Insurance Proceeds over the Tax deduction, if any, in respect of the loss or damage resulting in the receipt of such Insurance Proceeds and (ii) any expenses incurred by such Seller Party or its applicable Affiliate thereof to obtain such Insurance Proceeds, to the extent not reimbursed by the appropriate insurance carrier) to Purchaser or its designee. To the extent any Seller Party or any of their respective Affiliates receive Insurance Proceeds with respect to loss of, or damage to, assets of both a Seller Party or any of their respective Affiliates, on the one hand, and the Purchased Assets, on the other hand, and the allocation thereof is not identified by the insurance carrier, the applicable Seller Party or Affiliate thereof, on the one hand, and Purchaser (or its designee), on the other hand, shall share such Insurance Proceeds in proportion to the relative value of the lost or damaged assets (taking into account the business interruption resulting from such loss or damage).

(c) Purchaser agrees not to bring any claim for recovery under any of the Seller Corporate Policies, whether or not Purchaser may be so entitled in accordance with the terms of such Seller Corporate Policies.

6.14 Tax Matters.

(a) Transfer Taxes.

(i) For purposes of this Agreement, the term “Transfer Taxes” shall mean all transfer, filing, recordation, ad valorem, value added, sales and use, bulk sales, stamp duties, excise, GST, license or similar fees or taxes (excluding income Taxes). The liability for Transfer Taxes attributable to the transactions occurring pursuant to this Agreement shall be borne one-half by Purchaser and one-half by Seller; provided, however, that Purchaser shall diligently pursue the recovery of any recoverable Transfer Taxes, and if Purchaser actually receives any recoverable Transfer Taxes, Purchaser shall promptly, but in no case later than twenty (20) days after such recovery, pay to Seller an amount equal to one-half of such recovered Transfer Taxes; and provided further, that the liability for any Transfer Taxes attributable to the Transfer of the Singapore IP to Purchaser as contemplated by Section 2.7 shall be borne 100% by Seller. Seller and Purchaser shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes. For the avoidance of doubt, Purchaser shall have no Liability of any kind and shall be indemnified against Transfer Taxes arising out of or attributable to the acquisition of the Business from Angel.

(ii) Unless the Parties mutually agree otherwise, any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared by the Party that bears the responsibility for such Transfer Taxes, as required by applicable Law. For any Tax Return required by law to be filed by a Party (the “Filing Party”) other than the Party that is responsible for preparing such Tax Return pursuant to this Section 6.14 (the “Preparing Party”), the Filing Party shall pay the Transfer Taxes shown on such Tax Return and shall collect the Preparing Party’s applicable share of the Transfer Tax from Preparing Party determined in accordance with Section 6.14(a)(i) hereof. The Preparing Party shall use its commercially reasonable efforts to provide to the Filing Party any Tax Returns which it is required to file at least ten days before such Tax Returns are due to be filed. The Preparing Party shall make such changes to the applicable Tax Return as reasonably requested by the Filing Party. Such Tax Returns shall be consistent with any allocation of the Purchase Price that may be agreed to by the Parties pursuant to Section 3.4.

(b) Other Tax Returns and Payment of Taxes.

(i) Except as provided in Section 6.14(a), the Seller Parties shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes owed by or attributable to the Purchased Assets for any taxable period ending on or before the Applicable Closing Date. The Seller Parties shall duly file or cause to be duly filed any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence. Such Tax Returns shall be subject to the review and approval of Purchaser, which approval shall not be unreasonably withheld or delayed.

(ii) Purchaser shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets for any taxable period beginning after the Applicable Closing Date. Purchaser shall duly file or cause to be duly filed any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

(iii) Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns with respect to the Purchased Assets for taxable periods that begin before the Applicable Closing Date and end after the Applicable Closing Date (a “Straddle Period”). The relevant Seller Party shall pay to Purchaser with respect to a Straddle Period an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the Applicable Closing Date. For purposes of this Section 6.14(b)(iii), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Applicable Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Applicable Closing Date and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or receipts be deemed to be equal to the amount which would be payable if the relevant taxable period ended on and included the Applicable Closing Date. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Applicable Closing Date.

(iv) If, after the Applicable Closing, Purchaser or any of its Affiliates receives any refund that relates to a Tax Period prior to such Applicable Closing that is an Excluded Asset, Purchaser shall, or shall cause such Affiliate to, promptly remit or cause to be remitted to the relevant Seller Party the entire amount of the refund or overpayment (including any interest paid by the Governmental Authority paying the refund or the overpayment, but net of any Taxes that may be due on such refund or interest amount after giving effect to any deductions directly relating to the payment of such amounts to the relevant Seller Party) received or utilized by Purchaser or such Affiliate. If any such refund or benefit is subsequently reduced as a result of an adjustment required by any Governmental Authority, this Section 6.14(b) shall take such adjusted refund or benefit into account. If Purchaser or any of its Affiliates pays any amount to any Seller Party pursuant to this Section 6.14(b) prior to such adjustment, the relevant Seller Party shall repay the difference between the amount paid and the adjusted amount of the refund or benefit, as the case may be, to Purchaser, if the adjusted amount is less than the amount paid by Purchaser or such Affiliate to such Seller Party pursuant to this Section 6.14(b), and Purchaser shall pay the difference between the adjusted amount of the refund or benefit and the amount paid by Purchaser or such Affiliate to the relevant Seller Party if the amount paid by Purchaser or such Affiliate to such Seller Party is less than the adjusted amount.

(c) Cooperation and Assistance.

(i) The Parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other proceeding. They each shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 6.14.

(ii) If (A) any Party is liable under this Section 6.14, including amounts due to Section 6.14(b), for any portion of a Tax shown due on any Tax Return required to be filed by the other Party pursuant to this Section 6.14, subject to Section 6.14(a)(ii), the Party obligated to file such Tax Return pursuant to this Section 6.14 shall deliver a copy of the relevant portions of such Tax Return to the liable Party for such Party’s review and comment within 20 days prior to the due date for filing such Tax Return (taking into account any extensions, if applicable). Subject to Section 6.14(a)(ii), the Party who is required to file such Tax Return will make such changes to the Applicable Tax Return as reasonably requested by the other Party. If the Parties disagree as to the treatment of any item shown on such Tax Return or with respect to any calculation with respect to any Tax Return to be filed pursuant to this Section 6.14, an internationally recognized accounting firm mutually agreed upon by Purchaser and the relevant Seller Party, as the case may be, shall determine how the disputed item is to be treated on such Tax Return. Any payments made by a Party to another Party pursuant to this Section 6.14 shall be made no later than the later of 10 days prior to the due date of the applicable Tax Return and 5 business days after the receipt of the applicable Tax Return by the Party from whom payment is required.

(iii) Upon request or upon payment, each Party shall deliver to the tax director of the other Party certified copies of all receipts for any foreign Tax with respect to which such other Party or any of its Affiliates could claim a foreign tax credit and any supporting documents required in connection with claiming or supporting a claim for such a foreign tax credit.

(iv) The Parties shall retain records, documents, accounting data and other information in whatever form that are necessary for the preparation and filing, or for any Tax audit, of any and all Tax Returns with respect to any Taxes that relate to taxable periods that do not begin after the Applicable Closing Date. Such retention shall be in accordance with the record retention policy of the respective Party, but in no event shall any Party destroy or otherwise dispose of such records, documents, accounting data and other information prior to the expiration of the applicable statute of limitations (including extensions) and without first providing the other Party with a reasonable opportunity to review and copy the same. Each Party shall give any other Party reasonable access to all such records, documents, accounting data and other information as well as to its personnel and premises to the extent necessary for a reasonable review or a Tax audit of such Tax Returns and relevant to an obligation under this Section 6.14.

(v) The Seller Parties shall use their commercially reasonable efforts to provide Purchaser with a clearance certificate or similar document(s) which may be required by any taxing authority to relieve Purchaser of any obligation to withhold any portion of the payments to any Seller Party pursuant to this Agreement, the Ancillary Agreements, the Avago General IP License Agreement or the Avago Sensor IPCo License Agreement.

(d) Tax Controversies. A Party shall promptly notify the other Party in writing promptly upon (but in no event later than 30 days after) (a “Notification”) receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other Party (or any of its Affiliates) is liable under Section 6.14. Failure to give such Notification shall not relieve the indemnifying party from liability under Section 6.14, except if and to the extent that the indemnifying party is actually prejudiced thereby. Each Party shall be entitled to take control of the complete defense of any issue directly relating to Taxes for which it may be liable hereunder that arises in any tax audit or administrative or court proceeding (a “Tax Claim”), and to employ counsel of its choice at its expense; provided, that the relevant Seller Party and Purchaser shall jointly control the defense of any Tax Claim relating to Taxes with respect to a Straddle Period for which Taxes are allocated to both the relevant Seller Party, as the case may be, and Purchaser under Section 6.14(b)(iii) of this Agreement. Notwithstanding the immediately preceding sentence, each Party shall be entitled to take control of the complete defense of any Tax Claim relating to Taxes for which it is obligated to file a Tax Return (but does not have any indemnification obligation hereunder) under this Section 6.14 (or by Law), and to employ counsel of its choice at its expense; provided, that such Party unconditionally releases in writing the other Party from its indemnification obligation hereunder with respect to such Tax Claim; provided further, that such Party shall take control of such Tax Claim within 60 days of the earlier of (x) the date on which such Notification is provided or (y) the date such Notification is due pursuant to the first sentence of this Section 6.14(d). If one Party takes control of any such audit or proceeding, the other Party shall be entitled to participate, at its expense, in the defense of such audit or proceeding, and the Party controlling such audit or proceeding shall consider in good faith any suggestions made or points raised by the other Party. The Parties may not agree to settle any claim for Taxes for which the other may be liable without the prior written consent of such other Party, which consent shall not be unreasonably withheld. This Section 6.14(d) shall govern to the extent it would otherwise be inconsistent with Section 9.3(a).

(e) Indemnification. The Seller Parties shall indemnify, save and hold the Purchaser Indemnified Parties harmless from and against any and all Purchaser Losses incurred in connection with, arising out of, resulting from or incident to (i) any Taxes with respect to the Purchased Assets for any Tax year or portion thereof ending on or before the Applicable Closing Date (or for any Straddle Period, to the extent allocable to the portion of such period beginning before and ending on the Applicable Closing Date, determined accordance with 6.14(b)(iii)), (ii) any failure of any representation or warranty of the Seller Parties set forth in Section 4.10 to be true and correct; (iii) any Taxes arising out of or attributable to the acquisition of the Business from Angel; (iv) any withholding Taxes (whenever arising) attributable to the payment of the Purchase Price; and (v) the unpaid Taxes of any Person under Treasury regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

6.15 Mail Handling.

(a) To the extent that Purchaser and/or any of its Affiliates receives any mail or packages addressed to any Seller Party or its Affiliates and delivered to Purchaser not relating to the Purchased Assets or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Applicable Closing Date, Purchaser may deliver to Seller any checks or drafts made payable to any Seller Party or its Affiliates that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent any Seller Party or its Affiliates receives any mail or packages addressed and delivered to any Seller Party or its Affiliates but relating to the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Purchaser. After the Applicable Closing Date, to the extent that Purchaser receives cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business Days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection. The Parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 6.15.

6.16 [Reserved].

6.17 Shared Contracts Other Than Software Licenses. The Seller Parties shall use their commercially reasonable efforts to seek the consent, if requested by Purchaser, of the counterparty to any Contract which is used primarily with respect to the Purchased Assets but is not included within the Transferred Contracts to partially assign or otherwise separate for the benefit of Purchaser the portion of such Contract relating to the Purchased Assets. The Seller Parties shall use their commercially reasonable efforts to identify such Contracts to Purchaser as soon as practicable following the execution of this Agreement. This Section 6.17 is not applicable to Software Licenses, which are covered by Section 6.18.

6.18 Software Licenses.

With respect to the Software Licenses (including CAD licenses) that prior to the Closing Date are used in the Business, but that are not used exclusively in the Business, Seller and Purchaser shall cooperate diligently prior to the Closing Date to obtain the consent of the respective licensors of such Software Licenses (the “Software Licensors”) to a partial assignment, or grant of a sublicense by Seller or of a new license to Purchaser by the Software Licensor, as the case may be, of Seller’s rights thereunder applicable to the Business. Purchaser acknowledges that any rights to be sublicensed to it may be limited as set forth in such Software Licenses; that the terms of any new license to be granted to it by the Software Licensors may be different from the terms of Seller’s existing licenses; and that Seller cannot control and is not responsible for the actions of any of the Software Licensors. Seller and Purchaser further agree that any division of rights, responsibilities and credits (including credits for pre paid fees) between them under the existing Software Licenses or any successors thereto shall be in proportion to the actual usage of such licenses by the Business during the first three quarters of Seller Parent’s 2006 fiscal year compared to the average usage of such licenses by the Retained

Business during such period (it being understood that for purposes of determining actual usage, CAD license usage shall be as set forth on Schedule 6.18, and for all Software licenses other than CAD licenses, usage will be based on seat count). No later than five Business Days after the date of this Agreement, Seller shall provide Purchaser with a list of all software programs used in connection with the operation of the Business on the date of this Agreement.

6.19 NDAs and CAs. The Parties agree that with respect to the confidentiality and proprietary development agreements to which any Seller Party or any of their Subsidiaries is a party with any of the Business Employees (the “NDAs”), such Seller Party or Subsidiary, as applicable, will enter into a partial assignment with respect to such NDAs, assigning that portion of the NDAs relating to the Business to Purchaser. No later than five Business Days after the date of this Agreement, Seller Parent shall provide Purchaser with a list of each Person who, to the knowledge of Seller, is a party to any confidentiality agreement to which any Seller Party or any of their respective Subsidiaries is a party which relates to the Business or the Purchased Assets. Following the date of this Agreement, Seller Parent shall use commercially reasonable efforts to assist Purchaser in having such Persons execute a new confidentiality agreement with Purchaser prior to the Closing and effective as of the Closing with respect to the Business and the Purchased Assets.

6.20 Patents Licensed Non Exclusively to the Purchaser. In the event that a Seller Party or any of their respective Subsidiaries transfers any Patent that is owned by a Seller Party or any of their respective Subsidiaries and licensed on a non-exclusive basis to Purchaser pursuant to the Avago General IP License Agreement, a Seller Party shall upon execution of a definitive agreement for transfer of such Patent, give notice of such transfer to Purchaser and shall, upon request by Purchaser within ten (10) days after the giving of notice, use its commercially reasonable efforts to obtain access for Purchaser to the Seller Party’s or their respective Subsidiaries’ patent files pertaining to the Patent to be transferred.

6.21 No Solicitation of Acquisition Proposals; Inconsistent Activities.

(a) No Seller Party shall, and the Seller Parties shall cause their respective Subsidiaries, directors, employees, agents and representatives (including any investment banker, financial advisor, attorney or accountant retained by any Seller Party or any of their respective Affiliates) not to, directly or indirectly, initiate, solicit or encourage any Acquisition Proposal, or furnish any information to any other Person with respect to, or agree to, any Acquisition Proposal. Seller shall promptly notify Purchaser after receipt of any Acquisition Proposal or any request for information relating to the Purchased Assets or the Business by any Person who has informed any Seller Party that such Person is considering making, or has made, an Acquisition Proposal (which notice shall identify the Person making, or considering making, such Acquisition Proposal and shall set forth the material terms of any Acquisition Proposal received), and Seller shall keep Purchaser informed in reasonable detail of the terms, status and other pertinent details of any such Acquisition Proposal or request.

(b) To the extent that it has not done so already, each Seller Party shall, and shall cause its respective Subsidiaries, directors, employees, agents and representatives to discontinue and desist from any solicitation efforts or negotiations with respect to or in furtherance of any Acquisition Proposal.

6.22 Expiring Transferred Contracts. The Seller Parties shall provide notice to the Purchaser of any Transferred Contract which is to expire in accordance with its terms prior to the Applicable Closing, and shall consult with Purchaser regarding the potential renewal or renegotiation of any such Transferred Contract.

6.23 Contract Terminations. The Seller Parties shall no later than five days after the date of this Agreement deliver a notice of termination to the California Institute of Technology in respect of the License Agreement, dated October 7, 2003, between the California Institute of Technology and Agilent Technologies, Inc., and shall cause such License Agreement to be terminated effective as of the Closing or as soon as practicable thereafter (it being understood that no Seller Party shall be required to pay any money or other consideration or grant forbearance to any Person in order to secure the termination of such License Agreement effective as of any date prior to the expiration of the 60-day notice period required for termination under such License Agreement).

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of Purchaser and the Seller Parties. The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the Party for whose benefit such condition exists) on or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which has or would, and no Proceeding by any Governmental Authority shall have been threatened against any of the parties hereto or any of the officers or directors of any of them seeking to, prohibit, enjoin or restrain the consummation of the transactions contemplated by this Agreement to occur on the Applicable Closing Date or otherwise making such transactions illegal.

(b) Regulatory Authorizations. (i) All material Consents of any Governmental Authorities shall have been obtained and shall be in full force and effect, and (ii) the applicable waiting period under the HSR Act shall have expired or been terminated.

7.2 Conditions Precedent to Obligation of the Seller Parties. The obligation of the Seller Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the Seller Parties) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Purchaser’s Representations and Warranties. Each of the representations and warranties of Purchaser contained in this Agreement and the other Transaction Documents (which representations and warranties shall be deemed for purposes of this Section 7.2(a) not to include any qualification or limitation with respect to materiality) shall be true and correct as of the Closing Date with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct as of such date), except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not materially prevented, materially delayed or materially impaired, and would not reasonably be expected to prevent, materially delay or materially impair, the ability of Purchaser to perform and comply with its obligations under this Agreement, and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b) Covenants of Purchaser. Purchaser shall have performed and complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents that are required to be performed or complied with by it on or prior to the Closing; and Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Purchaser to such effect.

(c) Closing Documents. Purchaser shall have executed and delivered to Seller the documents set forth in Section 8.2, and each such agreement and document shall be in full force and effect.

7.3 Conditions Precedent to Obligation of Purchaser. The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties of the Seller Parties. Each of the representations and warranties of the Seller Parties contained in this Agreement and the other Transaction Documents (which representations and warranties shall be deemed for purposes of this Section 7.3(a) not to include any qualification or limitation with respect to materiality, whether by reference to “Seller Material Adverse Effect” or otherwise) shall be true and correct as of the Closing Date with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct as of such date) except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, have not had or resulted in and would not reasonably be expected to have or result in a Seller Material Adverse Effect, and Purchaser shall have received a certificate signed by an authorized officer of each Seller Party to such effect.

(b) Covenants of the Seller. Each Seller Party shall have performed and complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents that are required to be performed or complied with by it on or prior to the Closing; and Purchaser shall have received a certificate dated as of the Closing Date and signed by an authorized officer of each Seller Party to such effect.

(c) Closing Documents. Purchaser shall have received the documents set forth in Section 8.3, such documents shall have been executed by the parties thereto and shall be in full force and effect.

(d) Consents. (i) Each of the Consents set forth on Section 7.3(d) of the Disclosure Letter shall have been obtained in a form reasonably acceptable to Purchaser and shall be in full force and effect, and (ii) all other Consents required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect, except in the case of clause “(ii)” where the failure to obtain any such Consents has not had and could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(e) Business Employees. On the Closing Date, (i) each of Chuck McCord and Yuen-Shung Chieh; (ii) at least 80% of the Business Employees (other than Key Employees) as of the date of this Agreement, and at least 85% of the Key Employees as of the date of this Agreement, shall have continued to be employed by the Seller Party or their respective Subsidiaries and, other than Malaysia Employees, shall have accepted offers of employment with Purchaser or one of its Affiliates or become Leased Employees (it being understood that Business Employees employed in Fort Collins, Colorado and individuals that Purchaser has informed Seller Parent that Purchaser does not intend to retain post Closing shall not be taken into account for purposes of this Section 7.3(e)).

(f) No Seller Material Adverse Effect. Since the date of this Agreement there shall have been no event, condition, change or development, or worsening of any existing event, condition, change or development that, individually or in the aggregate, has had or resulted in, or would reasonably be expected to result in a Seller Material Adverse Effect; and Purchaser shall have received a certificate dated as of the Closing Date and signed by an authorized officer of each Seller Party to such effect.

ARTICLE VIII

CLOSING

8.1 Closings.

(a) Unless this Agreement shall have been terminated pursuant to Article X hereof, the closing (the “Closing”) of the sale and transfer of the Purchased Assets (other than the Sensor IP and the Malaysia Purchased Assets) and the other transactions hereunder (other than the transactions which are to occur at the Sensor IP Closing and the Malaysia Closing) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, CA 94025 at 7:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on the second Business Day immediately following the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VII (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions; provided, however, that the Closing shall take place no earlier than December 1, 2006), or at such other time, date and place as shall be fixed by mutual agreement of the Parties (such date of the Closing being herein referred to as the “Closing Date”).

(b) The Sensor IP Closing shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, CA 94025 at 7:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Sensor IP Closing, on the Sensor IP Closing Date.

(c) The Malaysia Closing shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, CA 94025 at 7:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Malaysia Closing, on the Malaysia Closing Date.

(d) The effective time (“Effective Time”) of each Applicable Closing for tax, operational and all other matters shall be deemed to be 12:01 a.m., local time in each jurisdiction in which the Purchased Assets transferred at such Applicable Closing are located on the Applicable Closing Date.

8.2 Purchaser Obligations. At the Closing, Purchaser shall deliver to Seller the payments required to be made on the Closing Date, as provided in Section 3.2(a), and execute and deliver to Seller the following in such form and substance as are reasonably acceptable to the Seller Parties:

(a) the Bill of Sale;

(b) the Assignment and Assumption Agreement;

(c) the Local Asset Transfer Agreements;

(d) the Avago General IP License Agreement;

(e) the Avago Sensor IPCo License Agreement;

(f) the Master Separation Agreement;

(g) the IP Side Letter;

(h) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3(a) and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and consummate the other transactions contemplated hereby in each jurisdiction; and

(i) such other documents and instruments as counsel for Purchaser and the Seller Parties mutually agree to be reasonably necessary to consummate the transactions described herein.

8.3 Seller Party Obligations. At the Closing, the Seller Parties shall execute and deliver to Purchaser, and Seller Parent and Seller shall cause such of its Affiliates as are party thereto or such other parties as are indicated below to execute and deliver to Purchaser, the following in such form and substance as are reasonably acceptable to Purchaser:

(a) the Bill of Sale;

(b) the Assignment and Assumption Agreement;

(c) the Local Asset Transfer Agreements;

(d) the Avago General IP License Agreement;

(e) the Avago Sensor IPCo License Agreement;

(f) the Master Separation Agreement;

(g) the IP Side Letter;

(h) certifications certifying that the transactions contemplated hereunder are exempt from withholding under Section 1445 of the Code;

(i) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3(a) and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and consummate the other transactions contemplated hereby including the sublicense, transfer or acquisition of the sublicense of Software Licenses as and to the extent provided in Section 6.18;

(j) an amendment to the Asset Transfer and License Agreement, dated June 26, 2003, between Fairchild Imaging, Inc. and Agilent Technologies, Inc. (the “Fairchild Agreement”), that (1) modifies the Fairchild Agreement to provide for a non-exclusive (rather than exclusive) license, (2) provides for no minimum royalties, (3) reduces the royalty rate by 50%, (4) attaches an exhibit that lists in as much detail as is reasonably possible the “Licensed Materials” that were actually provided by Agilent Technologies in connection with the agreement, (5) contains a representation from Fairchild Imaging, Inc. that to the knowledge of Fairchild Imaging, Inc. (after reasonable inquiry) such exhibit is true, correct and complete, and (6) grants consent to Seller Parent to assign the Fairchild Agreement, as amended, to Purchaser; and

(k) such other documents and instruments as counsel for Purchaser and the Seller Parties mutually agree to be reasonably necessary to consummate the transactions described herein.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification.

(a) Following the Closing and subject to the terms and conditions of this Article IX, the Seller Parties shall indemnify, defend and hold harmless Purchaser, its Affiliates, and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Purchaser Indemnified Party”) from and against, and shall compensate and reimburse each Purchaser Indemnified Party for, all Losses imposed upon or incurred by such Purchaser Indemnified Party (“Purchaser Losses”), with respect to (i) any failure of any representation or warranty of any Seller Party set forth in this Agreement (other than Section 4.10, indemnification for the breach of which is covered by Section 6.14(e)) or in the certificate delivered pursuant to Section 7.2(a) to be true and correct as of the date of this Agreement or as of, and as if made at, the Effective Time on the Closing Date, (ii) any breach of any covenant or agreement of any Seller Party herein, or (iii) any Excluded Liabilities. Seller shall act as agent for all Seller Parties in connection with this Article IX. Purchaser shall not be entitled to recover more than once for the same Purchaser Loss.

(b) Following the Closing and subject to the terms and conditions provided in this Article IX, Purchaser shall indemnify, defend and hold harmless each of the Seller Parties and their Affiliates and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Seller Indemnified Party”) from and against, and shall compensate and reimburse each Seller Indemnified Party for, all Losses imposed upon or incurred by such Seller Indemnified Party (“Seller Losses”), with respect to (i) the failure of any representation or warranty of Purchaser set forth in this Agreement or in the certificate delivered pursuant to Section 7.3(a) to be true and correct as of the date of this Agreement or as of, and as if made at, the Effective Time on the Closing Date, (ii) any breach of any covenant or agreement of Purchaser herein, (iii) any of the Assumed Liabilities or (iv) the performance and satisfaction of the Assumed Liabilities from and after the Applicable Closing and the ownership, use and operation of the Purchased Assets by Purchaser and its Affiliates from and after the Applicable Closing. The Seller Parties shall not be entitled to recover more than once for the same Seller Loss.

(c) For purposes of the foregoing Sections 9.1(a)(i) and 9.1(b)(i), in determining whether any representation or warranty shall have been true and correct as of the date of this Agreement or as of, and as if made at, the applicable Effective Time, and in determining the amount of any related Purchaser Losses or Seller Losses, as the case may be, no effect shall be given to any qualification in the relevant representations and warranties as to materiality or Seller Material Adverse Effect.

(d) Notwithstanding the foregoing, Purchaser Losses and Seller Losses shall not include, and in no event shall any Purchaser Loss or Seller Loss be recoverable under the terms of this Agreement to the extent it consists of, punitive, special or exemplary damages, except to the extent such punitive, special or exemplary damages are awarded against any Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, in a third party claim.

9.2 Certain Limitations.

(a) Notwithstanding anything contained herein to the contrary, the Seller Parties shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Purchaser Losses under this Agreement pursuant to Section 9.1(a)(i) in excess of $15,000,000; provided, however, that such limitation shall not apply with respect to a breach of a representation or warranty made by any Seller Party in Section 4.1, 4.2(a), 4.3, 4.5, 4.9 or 4.10.

(b) Notwithstanding anything contained herein to the contrary, the Seller Parties shall not be obligated to indemnify Purchaser Indemnified Parties under this Agreement pursuant to Section 9.1(a)(i), (x) with respect to any individual Purchaser Loss or series of related Purchaser

Losses of less than twenty-five thousand dollars ($25,000) (the “Minimum Amount”) and (y) unless and until the aggregate Purchaser Losses (excluding individual Purchaser Losses or related Purchaser Losses less than the Minimum Amount) subject to such indemnification collectively exceed five hundred thousand dollars ($500,000) (the “Threshold”), whereupon such indemnification shall be made by the Seller Parties only with respect to the amount of such Purchaser Losses (excluding individual Purchaser Losses or related Purchaser Losses less than the Minimum Amount) in excess of the Threshold; provided, however, that the Threshold shall not apply to any breach of a representation or warranty made by any Seller Party or any Affiliate thereof in Sections 4.1, 4.2(a), 4.3, 4.5, 4.9 or 4.10.

(c) The representations and warranties of the Seller Parties and Purchaser contained in Article IV and Article V, respectively, of this Agreement shall survive the Closing until the eighteen month anniversary of the Closing Date; provided that the representations and warranties set forth in Sections 4.1, 4.2(a), 4.3, 4.5, 4.9, 5.1, 5.2(a) and 5.5 shall survive indefinitely and the representations and warranties set forth in Section 4.10 and 4.15 shall survive until the expiration of the applicable statute of limitations. The covenants and agreements contained in this Agreement shall survive the Closing until the date or dates explicitly specified therein or, if not so specified, until the expiration of the applicable statute of limitations with respect to the matters contained therein.

(d) The obligations to indemnify and hold harmless a Party pursuant to Sections 6.14(e), 9.1(a)(i), 9.1(a)(ii), 9.1(b)(i) or 9.1(b)(ii) shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 9.2(c); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Seller Indemnified Party or Purchaser Indemnified Party, as the case may be, to be indemnified (each, an “Indemnified Party”) shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party.

9.3 Procedures for Third Party Claims and Excluded Liabilities.

(a) General Procedures. Promptly (but in no event later than ten (10) days) after the receipt by any Indemnified Party of a notice of any Proceeding by any third party that may be subject to indemnification under this Article IX, including any Proceeding relating to any Excluded Liability or Assumed Liability, such Indemnified Party shall give written notice of such Proceeding to the indemnifying Party hereunder (the “Indemnifying Party”), stating in reasonable detail the nature and basis of each claim made in the Proceeding and the amount thereof, to the extent known, along with copies of the relevant documents received by the Indemnified Party evidencing the Proceeding and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Proceeding. Upon written notice to an Indemnifying Party from an Indemnified Party of any third party claim, the Indemnifying Party shall promptly, but in no event later than thirty (30) days after receipt of the particular notice of such third party claim from such Indemnified Party, assume the defense of the Indemnified Party against such third party claim. After an Indemnified Party provides written notice of any third party claim, and upon the Indemnifying Party assuming the defense thereof, for so long as the Indemnifying Party continues to assume the defense of the third party claim in accordance herewith, (i) the Indemnified Party may retain separate co counsel at its sole cost and expense and participate in the defense of the third party claim, it being understood that the Indemnifying Party shall pay all reasonable costs and expenses of counsel for the Indemnified Party after such time as the Indemnified Party has notified the Indemnifying Party of such third party claim and prior to such time as the Indemnifying Party has assumed the defense of such third party claim, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed), unless the Indemnified Party first waives its claim to indemnification hereunder, and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim (other than a judgment or settlement that is solely for money damages in an amount less than the remaining balance of the limitations on indemnity set forth in Section 9.2 and is accompanied by a release of all indemnifiable claims against the Indemnified Party) without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). No Indemnifying Party shall be obligated to indemnify and hold harmless the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the provisions of this Section 9.3(a) shall not apply to any claim with respect to Taxes, which shall be governed solely by Section 6.14.

(b) Equitable Remedies. In the case of any third party claims where the Indemnifying Party reasonably believes that it would be appropriate to settle such claim using equitable remedies (i.e., remedies involving the future use of the Purchased Assets), the Indemnifying Party and the Indemnified Party shall work together in good faith to agree to a settlement; provided, however, that no Party shall be under any obligation to agree to any such settlement.

(c) Treatment of Indemnification Payments; Insurance Recoveries. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price to the extent allowable under applicable Law. Any indemnity payment under this Agreement shall be decreased by any amounts actually received by the Indemnified Party under third party insurance policies with respect to such Loss prior to the time payment by the Indemnifying Party is due and payable under this Agreement (net of any premiums paid by such Indemnified Party under the relevant insurance policy and any costs incurred by such Indemnified Party in procuring such payment under such policy), each Party agreeing (i) to use commercially reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to or on behalf of the Indemnified Party prior to the receipt, directly or indirectly, by the Indemnified Party of any net insurance proceeds under third party insurance policies on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party, the Indemnified Party shall remit to the Indemnifying Party an amount equal to the amount of the net insurance proceeds actually received by the Indemnified Party on account of such Loss which duplicate, in whole or in part, the payment made by the Indemnifying Party to or on behalf of the Indemnified Party. If the amount of any Loss for which indemnification is provided under this Agreement (an “Indemnity Claim”) gives rise to a current deduction to the Indemnified Party making the claim, the indemnity payment shall be reduced by the amount of the Tax Benefit of such current deduction actually realized by the Indemnified Party on account of such Loss prior to the time payment by the Indemnifying Party is due and payable under this Agreement. In the event that the Indemnifying Party pays to or on behalf of an Indemnified Party any amount in respect of a Loss subject to indemnification under this Article IX and, subsequent to such payment the Indemnified Party actually realizes a Tax Benefit on account of such Loss, the Indemnified Party shall remit to the Indemnifying Party an amount equal to the amount of such Tax Benefit actually realized on account of such Loss. “Tax Benefit” means, with respect to any indemnity payment, the excess, if any, of (i) the Indemnified Party’s pro forma tax Liability for the taxable year in which it accrues the indemnity payment, calculated on the basis of the facts and circumstances actually pertaining to the Indemnified Party, but assuming for purposes of this calculation that the Indemnified Party had not suffered the loss giving rise to the Indemnification Claim or accrued the indemnity payment, over (ii) the Indemnified Party’s Adjusted Actual Tax Liability for such taxable year in each case as calculated in good faith by the Indemnified Party. The “Adjusted Actual Tax Liability” is the actual Tax Liability of the Indemnified Party, taking into account the items excluded from the calculation in clause (i).

9.4 Certain Procedures.

(a) The Indemnified Party shall notify the Indemnifying Party promptly of its discovery of any matter that may give rise to a claim for indemnification pursuant hereto. The Indemnified Party shall cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Subject to the provisions of Section 9.3, in connection with any actual or threatened claims by, or actual or threatened litigation or other disputes with, third parties relating to Assumed Liabilities or Excluded Liabilities, any such claims, litigation and disputes being referred to as “claims” for purposes of this Section 9.4, the Indemnified Party shall cooperate in the defense by the Indemnifying Party of such claim (and the Indemnified Party and the Indemnifying Party agree with respect to all such claims that a common interest privilege agreement exists between them), including, (i) permitting the Indemnifying Party to discuss the claim with such officers, employees, consultants and representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (ii) permitting the Indemnifying Party to have reasonable access to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of the Indemnified Party at reasonable hours to review information and documentation relative to the claim, (iii) providing to the Indemnifying Party copies of documents and samples of Avago Sensor Products as the Indemnifying Party reasonably requests in connection with defending such claim, (iv) permitting the Indemnifying Party to conduct privileged interviews and witness preparation of officers, employees and representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (v) preserving all properties, books, records, papers, documents, plans, drawings, electronic mail and databases of the Business or included in the Purchased Assets relating to matters relating to Excluded Liabilities (in the case of the Purchaser) and Assumed Liabilities (in the case of the Seller Parties) in accordance with such Party’s corporate documents retention policies, or longer to the extent reasonably requested by the other Party in connection with any actual or threatened action that would reasonably be expected to result in a claim for indemnification hereunder, (vi) promptly collecting documents and extracting information from documents for the Indemnifying Party’s review and use, as the Indemnifying Party reasonably requests, or allowing the Indemnifying Party’s representatives to do the same, (vii) notifying the Indemnifying Party promptly of receipt by the Indemnified Party of any subpoena or other third party request for documents or interviews and testimony, (viii) providing to the Indemnifying Party copies of any documents produced by the Indemnified Party in response to or compliance with any subpoena or other third party request for documents, and (ix) permitting the Indemnifying Party to conduct such other reasonable investigations and studies, and take such other actions, as are reasonably necessary in connection with the Indemnifying Party’s defense or investigation of such claim. In connection with any claims, except to the extent inconsistent with the Indemnified Party’s obligations under applicable Law and except to the extent that to do so would subject the Indemnified Party or its employees, agents or representatives to criminal or civil sanctions, (1) unless ordered by a court to do otherwise, the Indemnified Party shall not produce documents to a third party until the Indemnifying Party has been provided a reasonable opportunity to review, copy and assert privileges covering such documents, (2) the transfer to the Indemnified Party by the Indemnifying Party of documents covered by the Indemnifying Party’s attorney/client or work product privileges shall not constitute a waiver of such privileges, (3) unless otherwise ordered by a court, the Indemnified Party shall withhold from production to any third party any documents as to which the Indemnifying Party asserts a privilege, (4) the Indemnified Party shall defend in court any such privilege asserted by the Indemnifying Party and (5) the Indemnified Party shall permit the Indemnifying Party to prepare any employees of the Indemnified Party required or requested to testify or otherwise be deposed or interviewed in connection with any claim and to be present during any such testimony or interviews.

(b) Notwithstanding anything in this Agreement or in any Local Asset Transfer Agreement to the contrary, Purchaser shall not make any claim for indemnification or otherwise in any circumstances whatsoever against any Seller Party other than by means of a claim against Seller as agent for such other Seller Party pursuant to the terms of this Agreement unless Seller fails to satisfy its obligations under this Article IX, and Purchaser shall indemnify Seller on its own behalf and as agent for all other Seller Parties against any claim for indemnification made against the Seller Parties contrary to this Section 9.4(b).

9.5 Remedies Exclusive. Following the Closing, with the exception of remedies based on fraud, Section 6.14(e), and the indemnification obligations under the IP Side Letter, the remedies set forth in this Article IX shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of any of this Agreement, the Business, the Purchased Assets, the Assumed Liabilities or the Excluded Liabilities (it being understood that nothing in this Section 9.5 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other similar non monetary equitable remedies with respect to the covenants referred to in this Agreement to be performed after the Closing). The Seller Parties and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5.

ARTICLE X

TERMINATION

10.1 Termination Events. Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual consent of the Parties;

(b) after December 31, 2006 (the “Outer Date,” which term shall include the date of any extension under this Section 10.1(b)), by any Party by notice to the other Party if the Closing shall not have been consummated on or prior to the Outer Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure or whose Affiliate’s failure to perform in all material respects any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; and provided further, that if on December 31, 2006 the condition to Closing set forth in Section 7.1(b)(ii) shall not have been satisfied but all other conditions to Closing set forth in Article VII shall have been satisfied (or shall be capable of being satisfied on such date), then the Outer Date shall automatically be extended to April 15, 2007;

(c) by any Party by notice to the other Party, if (i) a final, non-appealable order, decree or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement to occur on the Closing Date has been issued by any federal or state court in the United States having jurisdiction (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) or any U.S. federal or state Law has been enacted that would make the consummation of the transactions contemplated by this Agreement to occur on the Closing Date illegal.

10.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party (or such other persons or entities), except that the provisions of Sections 6.2(b), 6.4 and Article XI of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 10.2 shall not relieve any Party of any liability for any willful or intentional breach of this Agreement.

ARTICLE XI

MISCELLANEOUS AGREEMENTS OF THE PARTIES

11.1 Dispute Resolution. Except as otherwise set forth herein, resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, or otherwise (collectively, “Disputes”), shall be exclusively governed by and settled in accordance with the provisions of this Section 11.1.

(a) Negotiation. The Parties shall make a good faith attempt to resolve any Dispute arising out of or relating to this Agreement through negotiation. Within 30 days after notice of a Dispute is given by either Party to the other Party, each Party shall select a first tier negotiating team comprised of supervisor, manager or area director level employees of such Party and shall meet and make a good faith attempt to resolve such Dispute and shall continue to negotiate in good faith in an effort to resolve the Dispute or renegotiate the applicable Section or provision without the necessity of any formal proceedings. If the first tier negotiating teams are unable to agree within 30 days of their first meeting, then each Party shall select a second tier negotiating team comprised of vice president level employees of such Party and shall meet within 30 days after the end of the first 30 day negotiating period to attempt to resolve the matter. During the course of negotiations under this Section 11.1, all reasonable requests made by one Party to the other for information, including requests for copies of relevant documents, will be honored. The specific format for such negotiations will be left to the discretion of the designated negotiating teams but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other Party. All negotiations between the Parties pursuant to this Section 11.1(a) shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future litigation.

(b) Failure to Resolve Disputes. In the event that any Dispute arising out of or related to this Agreement is not settled by the Parties within 15 days after the first meeting of the second tier negotiating teams under Section 11.1(a), the Parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement.

(c) Proceedings. Nothing herein, however, shall prohibit either Party from initiating litigation or other judicial or administrative proceedings if such Party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the Dispute through negotiation. In the event that litigation is commenced under this Section 11.1(c), the Parties agree to continue to attempt to resolve any Dispute according to the terms of Section 11.1(a) during the course of such litigation proceedings under this Section 11.1(c).

(d) Pay and Dispute. Except as provided herein, in the event of any dispute regarding payment of a third party invoice (subject to standard verification of receipt of products or services), the Party named in a third party’s invoice must make timely payment to such third party, even if the Party named in the invoice desires to pursue the dispute resolution procedures outlined in this Section 11.1. If the Party that paid the invoice is found pursuant to this Section 11.1 to not be responsible for such payment, such paying Party shall be entitled to reimbursement, with interest accrued at an annual rate of the Prime Rate, from the Party found responsible for such payment.

(e) Election to Bypass. In the event that the Parties attempt to resolve any Dispute through good-faith negotiation between personnel of a position higher than the second tier employees referenced in Section 11.1(a), regardless of whether the Parties have previously commenced the dispute resolution process referenced in Section 11.1(a), then the Parties shall be deemed to have satisfied the process required by Section 11.1(a) and may at any time invoke their respective rights under Section 11.1(b).

11.2 Notices. All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person, upon receipt by the sender of answer back confirmation when telefaxed, or on the next Business Day when sent by overnight courier, and

If to Purchaser:
Micron Technology, Inc. 8000 South Federal Way Boise, Idaho 83707 Attention: General Counsel Fax: (208) 368-4540

with a copy to:	Jones Day 2727 North Harwood Street Dallas, Texas 75201 Attention: Mark E. Betzen Mark T. Goglia Fax: (214) 969-5100
If to any Seller Party:
Avago Technologies Limited c/o Avago Technologies US Inc. 350 West Trimble Road Building 90 San Jose, CA 95131 Attention: General Counsel

Fax: (408) 435-4172

with a copy to:	Latham & Watkins LLP
140 Scott Drive Menlo Park, CA 94025 Attention: Peter F. Kerman, Esq. Luke J. Bergstrom, Esq. Fax: (650) 463-2600

or to such other address as any such Party shall designate by written notice to the other Party.

11.3 Bulk Transfers. Purchaser waives compliance with the provisions of all applicable Laws relating to bulk transfers in connection with the transfer of the Purchased Assets, and the Seller Parties jointly and severally agree to pay and discharge when due all claims of creditors that could be asserted against Purchaser by reason of such waiver to the extent such Liability is not specifically assumed by Purchaser herein and to indemnify Purchaser for any Liabilities and Losses related thereto.

11.4 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purpose and intent of such invalid, illegal or unenforceable provision.

11.5 Further Assurances; Further Cooperation. Subject to the terms and conditions hereof (including Section 6.3), each of the Parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law. From time to time, whether at or after the Applicable Closing, the Seller Parties (as appropriate) will execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets, including documentation necessary to permit Purchaser to file for Patents on or record the transfer of the Transferred Business Intellectual Property to Purchaser with the United States Patent and Trademark Office or a corresponding office in a foreign country, and Purchaser will execute and deliver such further instruments and take such other action, at the Seller Parties’ sole expense, as the Seller Parties may reasonably require to more effectively assume the Assumed Liabilities.

11.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.6.

11.7 Expenses. Except as otherwise expressly provided herein, whether or not the Closing, the Sensor IP Closing or the Malaysia Closing occur, the Parties shall each pay their respective expenses (such as legal, investment banker and accounting fees) incurred in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

11.8 Assignment. This Agreement shall not be assigned by either Party without the prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void; provided, however, Purchaser may assign any or all of its rights and obligations under this Agreement to any wholly owned (other than director qualifying shares) direct or indirect Subsidiary of Purchaser (provided that no such assignment shall release Purchaser from any obligation under this Agreement) or to a lender of Purchaser as collateral for bona fide indebtedness for money borrowed or in connection with a merger, consolidation, conversion or sale of assets of Purchaser. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns.

11.9 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by both Parties. No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or a failure or delay by any Party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing, the Sensor IP Closing and the Malaysia Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

11.10 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof and thereof and that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. The rights and remedies of the Parties shall be cumulative (and not alternative).

11.11 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party nor create or establish any third party beneficiary hereto (including with respect to any Business Employee) other than the provisions of Article IX hereof with respect to indemnification.

11.12 Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of Delaware.

11.13 Consent to Jurisdiction; Waiver of Jury Trial. Each Party irrevocably submits to the exclusive jurisdiction of any federal, state or local court located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties, further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 11.2 shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Parties hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and for any counterclaim with respect thereto.

11.14 Disclosure Letter. Inclusion of any matter or item in the Disclosure Letter or Purchaser Disclosure Letter does not imply that such matter or item would, under the provisions of this Agreement, have to be included in the Disclosure Letter or Purchaser Disclosure Letter or that such matter or item is otherwise material.

11.15 Entire Agreement. The Confidentiality Agreement, the Transaction Documents, Annex A, the Disclosure Letter, the Purchaser Disclosure Letter, the IP Side Letter and the other Exhibits hereto and any other agreements between Purchaser and the Seller Parties entered into on the date hereof set forth the entire understanding of the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the Parties or their respective Affiliates other than those set forth or referred to herein or therein. In the event of any inconsistency between the provisions of this Agreement and any other Transaction Document, the provisions of this Agreement shall prevail.

11.16 Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

11.17 Section Headings; Table of Contents. The section headings contained in this Agreement and the Table of Contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Purchase and Sale Agreement to be duly executed as of the date first above written.

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Hock Tan
Name:	Hock Tan
Title:	President and CEO

AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION

By:	/s/ Rex S. Jackson
Name:	Rex S. Jackson
Title:	President

AVAGO TECHNOLOGIES SENSOR (U.S.A.) INC.

By:	/s/ Rex S. Jackson
Name:	Rex S. Jackson
Title:	President

[SIGNATURE PAGE OF SELLER PARTIES TO PURCHASE AND SALE AGREEMENT –

PURCHASER’S SIGNATURE PAGE FOLLOWS]

MICRON TECHNOLOGY, INC.

By:	/s/ Steven R. Appleton
Name:	Steven R. Appleton
Title:	Chairman, Chief Executive Officer and President

[SIGNATURE PAGE OF PURCHASER TO PURCHASE AND SALE AGREEMENT]

ANNEX A

“Acquisition Proposal” shall mean an inquiry or the making of an offer or proposal regarding any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or any substantial portion of the Purchased Assets in a single transaction or series of related transactions (other than the transactions provided for in this Agreement).

“Adjusted Actual Tax Liability” shall have the meaning set forth in Section 9.3(c).

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

“Agreement” shall have the meaning set forth in the Recitals to the Agreement.

“Ancillary Agreements” shall have the meaning as set forth in Section 2.3.

“Angel” shall mean Agilent Technologies, Inc., a Delaware corporation.

“Antitrust Regulations” shall have the meaning set forth in Section 4.4.

“Applicable Closing” shall mean (i) with respect to the Transfer of the Purchased Assets (other than the Sensor IP and the Malaysia Purchased Assets), the Closing, (ii) with respect to the Transfer of the Sensor IP, the Sensor IP Closing, and (iii) with respect to the Transfer of the Malaysia Purchased Assets, the Malaysia Closing, in each case as the context requires.

“Applicable Closing Date” shall mean either the Closing Date, the Sensor IP Closing Date or the Malaysia Closing Date, as the context requires.

“Assigned Lease” shall have the meaning set forth in Section 4.5(b).

“Assigned Real Property” shall have the meaning set forth in Section 4.5(b).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.3(a).

“Assumed Liabilities” shall have the meaning set forth in Section 2.2(a).

“Audited Semiconductor Business Financial Statements” shall mean the audited consolidated balance sheet of Avago Technologies Finance Pte. Ltd. as of July 31, 2006, the related audited consolidated statements of operations and cash flows for the eight-month period ended July 31, 2006, and the related audited consolidated statement of shareholders equity as of July 31, 2006.

“Avago General IP License Agreement” shall have the meaning set forth in Section 6.11.

“Avago Sensor IPCo License Agreement” shall have the meaning set forth in Section 6.11.

“Avago Sensor Product” means a CMOS photosensitive silicon arrays for capturing images for human viewing, having an analog or digital output configured and intended for use in cellular telephone handset cameras (a personal, handheld device for human voice communication over a cellular network). An Avago Sensor Product may also include an on-board A/D converter and an image processor that is either on-board or separate, wherein the image process corrects the output signal, for example, to demosaic, color balance, gamma correct or otherwise compensate such output signal.

“Bill of Sale” shall have the meaning set forth in Section 2.3(a).

“Books and Records” shall have the meaning set forth in Section 6.5(d).

“Business” means the business of the design, development, research, manufacture, supply, distribution, sale, support, maintenance and service of Avago Sensor Products.

“Business Competitor” shall have the meaning set forth in Section 6.9.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are permitted or required by Law to close.

“Business Employee” shall mean (i) the employees of the Seller Parties and their respective Subsidiaries set forth in Section 4.11(j) of the Disclosure Letter, including (A) any such employees on temporary leave for purposes of jury or annual two week national service/military duty, employees on vacation and employees on a regularly scheduled day off from work and (B) any such employees who on the Closing Date are on maternity or paternity leave, education leave, military leave with veteran’s re employment rights under federal Law, leave under the Family Medical Leave Act of 1993 or equivalent provisions in other jurisdictions, approved personal leave, short term disability leave or medical leave (provided that the employees referenced in this subsection (B) shall be offered employment by Purchaser as of the date they return to active employment but only if such employee returns to active service within 180 days after the applicable Effective Time or such later time as their reemployment rights are protected by applicable Laws), but, unless otherwise required under local employment Laws, excluding any such employees on long term disability or whose employment with Seller Parent and its Subsidiaries has terminated prior to the Closing; (ii) each additional employee of the Seller Parties and their Subsidiaries hired by the Business between the date hereof and the Closing Date in the ordinary course of business or hired by the Seller Parties and their respective Subsidiaries in the ordinary course of business to replace employees identified in Section 4.11(j) of the Disclosure Letter who have terminated employment or taken leave between the date hereof and the Closing Date, all in accordance with Section 6.1; and (iii) each other employee of the Seller Parties and their Subsidiaries that Seller and Purchaser have mutually agreed to prior to the Closing Date, who is primarily engaged in work for the Business prior to the Closing Date. With respect to Business Employees employed in Malaysia, the foregoing provision shall be applied by substituting “Malaysia Closing” and “Malaysia Closing Date” for the terms “Closing” and “Closing Date”, respectively.

“Business Intellectual Property Licenses” shall mean any Contract under which (i) a third party has licensed to a Seller Party or any of its Subsidiaries any Business Intellectual Property Rights that is used exclusively in the Business, or (ii) a Seller Party or any of its Subsidiaries has licensed to or agreed to restrict its exercise of rights under any Business Intellectual Property Rights, other than Customer Contracts and Supplier Contracts.

“Business Intellectual Property Rights” means Intellectual Property Rights in and to Business Technology and Intellectual Property Rights owned by a Seller Party, any of its Subsidiaries or any other Person and used in or relating to the Business, and all other Intellectual Property Rights owned by U.S. R&D or Sensor IPCo.

“Business Technology” means any Technology that is used in the conduct of the Business as of the Closing.

“Cause” shall mean (A) the Business Employee’s neglect, failure or refusal to perform in any material respect the Business Employee’s duties or responsibilities for Purchaser or one of its Affiliates; or (B) the Business Employee’s material breach of the terms of any employment agreement (if any) with Purchaser or its Affiliates that, if curable, is not cured upon ten (10) days notice thereof; or (C) the engaging by the Business Employee in conduct that causes demonstrable injury in excess of $10,000, to the Purchaser or any of its Affiliates; (D) the Business Employee’s engagement in an act of moral turpitude or conviction of or entry of a plea of nolo contendere to a felony; or (E) the willful violation of a material published policy of the Purchaser or one of its Affiliates governing the conduct of such Business Employee. For purposes of this definition, an act or failure to act shall not be considered “willful” unless it is done, or omitted to be done, by the Business Employee in bad faith or without reasonable belief that the action or omission was in the best interests of Purchaser and its Affiliates.

“Closing” shall have the meaning set forth in Section 8.1(a).

“Closing Date” shall have the meaning set forth in Section 8.1(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Business” shall have the meaning set forth in Section 6.9.

“Confidential Information” shall have the meaning set forth in Section 6.2(b).

“Confidentiality Agreement” shall mean that certain letter agreement dated January 30, 2006 by and between Seller Parent and Purchaser.

“Contract” means any written or oral commitment, contract, subcontract, license, sublicense, lease, understanding, instrument, indenture, note or legally binding commitment or undertaking of any nature.

“Copyright” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Customer Contract” means any Contract between any Seller Party or any of their respective Subsidiaries, on the one hand, and a customer, distributor or dealer of any Seller Party or any of their respective Affiliates, on the other hand, for the purchase, sale, distribution, marketing, servicing, support or manufacturing (or similar matters) of Avago Sensor Products.

“Database Rights” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Designated Employees” shall have the meaning set forth in Section 6.6(n).

“Disclosure Letter” shall have the meaning set forth in the first sentence of Article IV.

“Disputes” shall have the meaning set forth in Section 11.1.

“DOJ” shall have the meaning set forth in Section 6.3(c).

“Dollars” or “$,” when used in this Agreement or any other Transaction Document, shall mean United States dollars unless otherwise stated.

“Effective Time” shall have the meaning set forth in Section 8.1(d).

“Environmental Claim” shall mean any written claim, proceeding, suit, complaint, notice of potential violation or notice of violation alleging violation of, or liability under, any Environmental Laws.

“Environmental Laws” shall mean any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Material Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including without limitation protection of health and safety of employees. Environmental Laws shall include, without limitation, the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local law, each as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 4.11(f).

“Excluded Assets” shall mean the assets of the Seller Parties and their respective Affiliates other than the Purchased Assets, including those assets identified on Exhibit G.

“Excluded IT Infrastructure” means all IT systems; network or telecommunications equipment and software; desktop computer software; accounting, finance and database software; general software development and control systems; and tools, environments and other general IT functionality used in the operation of both the Retained Business and the Business but excluding Transferred IT Infrastructure. For the avoidance of doubt, “Excluded IT Infrastructure” does not include any data or other information with respect to the Business contained in such software, systems, tools, or environments.

“Excluded Liabilities” shall have the meaning set forth in Section 2.2(b).

“Filing Party” shall have the meaning set forth in Section 6.14(a)(ii).

“First Effective Filing Date” means the earliest effective filing date in the particular country for any Patent or any application for any Patent. By way of example, it is understood that the First Effective Filing Date for a United States Patent is the earlier of (a) the actual filing date of the United States Patent application which issued into such Patent, (b) the priority date under 35 U.S.C. § 119 for such Patent, or (c) the priority date under 35 U.S.C. § 120 for such Patent.

“Flextronics” shall have the meaning set forth in Section 6.9(d).

“FTC” shall have the meaning set forth in Section 6.3(c).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, applied consistently with the principles used in preparing the Audited Semiconductor Business Financial Statements.

“General IP” means Avago Technologies General IP (Singapore) Pte. Ltd.

“Germany Employee” shall mean each Business Employee employed in Germany by any Seller Party or any of their respective Subsidiaries other than a Business Employee considered by Seller to be a U.S. expatriate.

“Good Reason” means (i) a relocation of a Key Employee’s principal place of work to a new location more than 20 miles from such Key Employee’s present principal place of work; (ii) a material negative change from the compensation or duties a Key Employee had immediately prior to the Closing (or if the change is not at the direction of Purchaser or any of its Affiliates, the Malaysia Closing, with respect to a Malaysia Employee); (iii) a material negative change from the job title a Key Employee had 60 days after the Closing (or if the change is not at the direction of Purchaser or any of its Affiliates, the Malaysia Closing, with respect to a Malaysia Employee); or (iv) working conditions that are so intolerable that a reasonable person would be compelled to resign; excluding, however, for purposes of clauses (i) and (ii) any relocation or change contemplated by this Agreement.

“Governmental Authority” shall have the meaning set forth in Section 4.4.

“Hazardous Materials” shall mean any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including, without limitation, petroleum, petroleum products, by-products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so called e waste fees) and compliance with any product take back or product content requirements.

“HSR Act” shall have the meaning set forth in Section 6.3(b).

“Image Sensor Product” shall have the meaning set forth in Section 6.9(e).

“Indebtedness” means (i) all outstanding obligations for senior debt and subordinated debt and any other outstanding obligation for borrowed money, (ii) obligations evidenced by notes, bonds, debentures or other instruments, (iii) any outstanding obligations under capital leases and purchase money obligations (other than as included in Accounts Payable), (iv) any reimbursement obligations under letters of credit, whether or not at the time drawn, and (v) any outstanding guarantees of obligations of the type described in clauses (i) through (iv) above (including in each case all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto).

“Indemnified Party” shall mean a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

“Indemnity Claim” shall have the meaning set forth in Section 9.3(c).

“IP Side Letter” shall have the meaning set forth in Section 6.11.

“Industrial Designs” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Insurance Proceeds” means those monies (i) received by an insured from an insurance carrier or (ii) paid by an insurance carrier on behalf of any insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, or cost of reserve paid or held by or for the benefit of such insured.

“Intellectual Property Rights” means the rights associated with the following: (a) United States and foreign patents and applications therefor (including any continuations, continuations in part, divisionals, reissues, renewals, extensions or modifications for any of the foregoing)

(“Patents”); (b) trade secret rights and all other rights in or to confidential business or technical information (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (d) trademarks, trade names, service marks, service names, trade dress rights and similar designation of origin and rights therein, and all goodwill symbolized thereby and associated therewith (“Trademarks”); (e) Uniform Resource Locators, Web site addresses and domain names (“Internet Properties”); (f) industrial design rights and any registrations and applications therefore (“Industrial Designs”); (g) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration thereof (“Database Rights”); (h) mask works, and mask work registrations and applications therefor (“Mask Works”); and (i) any similar, corresponding or equivalent rights to any of the foregoing any where in the world. Intellectual Property Rights specifically excludes contractual rights (including license grants) and also excludes the tangible embodiment of any of the foregoing.

“Internet Properties” shall have the meaning set forth in the definition of Intellectual Property Rights.

“IRS” shall mean the United States Internal Revenue Service.

“Joinder” shall have the meaning set forth in Section 6.8(b).

“Key Employees” shall have the meaning set forth in Section 3.3(c).

To “the knowledge of” a Party shall mean, with respect to Seller, actual knowledge of James Stewart, Todd Metcalf, Kathy Breidenbach, Floyd Anderson and Rex Jackson, in each case after due inquiry, and with respect to Purchaser, the actual knowledge of Gorden Gates, John Stukel and Ben Schwartz, in each case after due inquiry. For purposes of this Agreement, “due inquiry” means the knowledge each of the above-referenced individuals would reasonably be expected to obtain by reviewing such representations and warranties set forth in this Agreement applicable to the duties performed by such individual on behalf of the Seller Parties or Purchaser, as applicable, with each employee of the Party by whom such individual is employed (other than secretarial and other clerical personnel) who reports directly to such individual.

“Landlord” shall mean the landlord for the Assigned Real Property under the Assigned Lease.

“Law” means any law, treaty, statute, ordinance, rule, principle of common law or equity, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Lease” shall mean a lease, sublease, license or other agreement permitting the use or occupancy of real property, including any amendments, modifications, supplements, renewals, extensions and guaranties related thereto.

“Leased Employee” shall have the meaning set forth in Section 6.6(a).

“Liabilities” shall mean liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured.

“Licensed Business Intellectual Property Rights” means Business Intellectual Property Rights which as of the Closing Date are owned by any Seller Party or any of their respective Subsidiaries, or to which any Seller Party or any of their respective Subsidiaries has the right to grant licenses to Purchaser of the scope granted in the Avago General IP License Agreement without the payment of royalties or other consideration to third parties, in each case other than Transferred Business Intellectual Property Rights and Software Licenses.

“Licensed Business Technology” means Business Technology that as of the Closing Date is owned by any Seller Party or any of their respective Subsidiaries, or to which any Seller Party or any of their respective Subsidiaries has the right to grant licenses to Purchaser of the scope granted in the Avago General IP License Agreement without the payment of royalties or other consideration to third parties, in each case other than Transferred Business Technology.

“Liens” shall mean any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien (including any lien for unpaid Taxes), Liability, charge, security interest, option or any restriction or other encumbrance of any kind.

“Liquidation” shall have the meaning set forth in Section 2.7.

“Local Asset Transfer Agreement” shall have the meaning set forth in Section 2.3.

“Losses” means any and all losses, damages, Liabilities, deficiencies, claims, proceedings, causes of action, costs (including reasonable out of pocket costs of investigation) and expenses, including interest, diminution in value, penalties, settlement costs, judgments, awards, fines, costs of mitigation, losses in connection with any Environmental Law (including any clean up or remedial action), court costs and fees (including reasonable attorneys’ fees and expenses).

“Malaysia Closing” means the consummation of the Transfer to Purchaser or one or more of its Affiliate of the Malaysia Purchased Assets, the assumption by Purchaser of the Assumed Liabilities associated with the Malaysia Purchased Assets and Malaysia Employees, and the employment by Purchaser or one or more of its Affiliates of Malaysia Employees.

“Malaysia Closing Date” shall have the meaning set forth in Section 2.8.

“Malaysia Employee” shall mean each Business Employee employed in Malaysia by any Seller Party or any of their respective Subsidiaries other than a Business Employee considered by Seller to be a U.S. expatriate.

“Malaysia Purchased Assets” shall have the meaning set forth in Section 2.8.

“Mask Works” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Master Separation Agreement” shall have the meaning set forth in Section 6.8(a).

“Miniature Surface Mount Ambient Light Photo Sensor” means an ambient light sensor that is mounted on, and is integrally and operationally connected to, a host product and that is used to measure the amount of ambient light and that activates and controls display back-lighting in lighting management applications.

“Miniature Surface Mount Proximity Sensor” means an analog-output reflective sensor that is mounted on, and is integrally and operationally connected to, a host product and that has an integrated, high-efficiency infrared emitter and photodiode for determining an object’s proximity to the sensor.

“Minimum Amount” shall have the meaning set forth in Section 9.2(b).

“NDAs” shall have the meaning set forth in Section 6.19.

“Non U.S. Benefit Plans” means each plan, scheme, fund or arrangement of any Seller Party or any of their respective Affiliates within the Business operated outside the United States which provides compensation or benefits to or in respect of Non U.S. Employees, but not including any mandatory government or social security pension arrangements, or any other plans, funds or arrangements operated entirely within the United States.

“Non U.S. Employees” means the Germany Employees and the Malaysia Employees.

“Notification” shall have the meaning set forth in Section 6.14(d).

“Optical Mouse” means a position control device for inputting position or data information to computer, gaming or other electronic system, comprising a light source system for providing illumination, an imaging lens to channel a reflected light from the light source onto an image sensor, and an image processor to track changes in the surface feature images captured by the image sensor to determine movement of a mouse.

“ordinary course of business” means in the ordinary course of the operation of the Business, consistent with past practices of the Business.

“Outer Date” shall have the meaning set forth in Section 10.1(b).

“Patent Assignment” shall have the meaning set forth in Section 2.3.

“Party” and “Parties” shall have the respective meanings set forth in the Recitals to this Agreement.

“Patent” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Permits” shall have the meaning set forth in Section 4.13.

“Permitted Liens” shall mean (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, either (A) not delinquent or (B) being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business, (iii) protective filings related to operating leases with third parties entered into in the ordinary course of business, and (iv) Liens that do not materially affect the ownership, value or use of the underlying Purchased Asset for the purpose it is being utilized by the Seller Parties or their respective Affiliates on the Applicable Closing.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, incorporated organization, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Personal Property” shall have the meaning set forth in Exhibit M.

“Preparing Party” shall have the meaning set forth in Section 6.14(a).

“Prime Rate” shall mean the rate of interest as announced from time to time by JPMorgan Chase at its principal office in New York City as its prime lending rate, the Prime Rate to change when and if such prime lending rate changes.

“Proceeding” means any claim, action, arbitration, audit, hearing, inquiry, examination, proceeding, investigation, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Purchased Assets” shall mean the assets set forth in Exhibit M and all of the goodwill associated therewith.

“Purchaser” shall have the meaning set forth in the Recitals to the Agreement.

“Purchaser Disclosure Letter” shall have the meaning set forth in Article V.

“Purchaser Indemnified Party” shall have the meaning set forth in Section 9.1(a).

“Purchaser Losses” shall have the meaning set forth in Section 9.1(a).

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby and any documents delivered or entered into in connection herewith.

“Release” shall be defined as that term is defined in 42 U.S.C. § 9601 (22).

“Retained Business” means the design, manufacture and sale of semi-conductor products by Seller and its Affiliates other than the Business.

“SEC” shall have the meaning set forth in Section 5.2(b).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the Recitals to this Agreement.

“Seller Corporate Policies” shall have the meaning set forth in Section 6.13.

“Seller Facility” shall have the meaning set forth in Section 2.3(b).

“Seller Indemnified Party” shall have the meaning set forth in Section 9.1(a).

“Seller Losses” shall have the meaning set forth in Section 9.1(a).

“Seller Material Adverse Effect” means any change, circumstance, event or effect that is materially adverse to the Purchased Assets (or the ownership, use or operation thereof) or the Assumed Liabilities, in each case taken as a whole, provided that none of the following shall be deemed, either alone, or in combination, to constitute a Seller Material Adverse Effect: any change, circumstance, event or effect resulting from or arising out of (a) the public announcement of the entering into of this Agreement or the other Transaction Documents or the pendency of the transactions contemplated hereby or thereby, (b) except for the transactions contemplated by Sections 2.1, 2.2 and 2.3, the performance by any Seller Party of its obligations under this Agreement or the other Transaction Documents, (c) general economic conditions, including prevailing interest rates, (d) general conditions in the industry in which the Business is conducted, (e) any change related to the Excluded Assets or Excluded Liabilities that does not materially adversely affect the Purchased Assets (or the ownership, use or operation thereof) or the Assumed Liabilities, or (f) any change in the relationship between any of the Seller Parties and any customer or potential customer of the Business (including any failure to achieve any design win for Avago Sensor Product undergoing a product qualification process with any third party prior to the termination of this Agreement), unless, in the case of the foregoing clauses (c) and (d), such changes, circumstances, events or effects referred to therein materially disproportionately impact the Business relative to the industry in which the Business competes as a whole; provided that in determining whether a Seller Material Adverse Effect has occurred with respect to changes, circumstances, events or effects resulting from or arising out of one or more Contracts, it shall be taken into consideration whether such alternatives or replacements to such Contracts are commercially available on comparable terms without material disruption to the ownership, use or operation of the Purchased Assets following the Applicable Closing.

“Seller Parent” shall have the meaning set forth in the Recitals to this Agreement.

“Seller Parties” shall have the meaning set forth in the Recitals to this Agreement.

“Seller Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each plan, program or agreement, written or oral, statutory or contractual, that provides for compensation or benefits, including but not limited to, any deferred compensation, pension or retirement, workers compensation, medical, life insurance, disability or other welfare plan, educational assistance, loan, expatriate relocation or assistance, unfulfilled relocation obligations, severance, change in control, retention, employment, holiday, cafeteria, vacation, incentive, bonus, stock option, stock purchase, and restricted stock plan, program or policy and any other form of benefit described in any applicable offer letter or employment agreement under which any Business Employee has any present or future right to benefits and under which any Seller Party or any of their Subsidiaries or ERISA Affiliates has had or has any present or future liability.

“Semiconductor Business Purchase Agreement” shall have the meaning set forth in Section 6.9(a).

“Sensor IPCo” shall mean Avago Technologies Sensor IP Pte. Ltd., a company organized under the laws of Singapore.

“Sensor IP” shall have the meaning set forth in Section 2.7.

“Sensor IP Closing” shall have the meaning set forth in Section 2.7.

“Sensor IP Closing Date” shall have the meaning set forth in Section 2.7.

“Software Licenses” shall have the meaning set forth in Section 2.3(a).

“Software Licensor” shall have the meaning set forth in Section 6.18.

“Straddle Period” shall have the meaning set forth in Section 6.14(b)(iii).

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person means any corporation, partnership or other legal entity of which Purchaser, Seller or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Supplier Contract” means any Contract between any Seller Party or any of their respective Affiliates on the one hand and a supplier of any Seller Party or any of their respective Affiliates on the other hand for the purchase or sale of components, subsystems, complete systems or other materials used in the manufacture of the Avago Sensor Products or to the extent relating to the Business, and agreements or arrangements with regard to purchase or return of inventory of such components, subsystems, complete systems, materials or Avago Sensor Products.

“Tangible Personal Property” shall have the meaning set forth in Exhibit M.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, GST, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Benefit” shall have the meaning set forth in Section 9.3(c).

“Tax Claim” shall have the meaning set forth in Section 6.14(d).

“Tax Return” shall mean any return, declaration, report, election, disclosure, form, estimated return and information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means tangible embodiments, whether in electronic, written or other media, of technology, including designs, design and manufacturing documentation (such as bill of materials, build instructions and test reports), schematics, algorithms, routines, formulae, software, databases, lab notebooks, specifications, development and lab equipment, processes, prototypes, know-how and devices. “Technology” does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Threshold” shall have the meaning set forth in Section 9.2(b).

“Trademark” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Transaction Documents” shall have the meaning set forth in Section 4.2(a).

“Transfer” shall have the meaning set forth in Section 2.1.

“Transfer Regulations” means the Council Directive 77/187/EEC of 14 February 1977 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”) and the legislation and regulations of any EU Member State implementing such Acquired Rights Directive.

“Transfer Taxes” shall have the meaning set forth in Section 6.14(a)(i).

“Transferred Business Intellectual Property” means (i) the Patents listed on Schedule 1 hereto with such changes as may be further agreed to in writing prior to the Closing Date, the Trademarks listed on Schedule 2 hereto, the Internet Properties listed on Schedule 3 hereto and the Copyright registrations and MaskWorks registrations listed on Schedule 4 hereto, and (ii) those Trade Secrets, Copyrights, Industrial Designs, Database Rights and Mask Works in the Transferred Business Technology that are owned by any one or more of the Seller Parties or any of their respective Subsidiaries, solely or jointly, as of the Closing Date.

“Transferred Business Intellectual Property Rights” means all rights relating to the Transferred Business Intellectual Property, all other Intellectual Property Rights owned, in whole or in part, by a Seller Party or any of their respective Subsidiaries and, as of the Closing Date, pertaining exclusively to, or used exclusively in, the Business, and all Intellectual Property Rights (other than Patents, Trademarks, Internet Properties and Copyright registrations and MaskWorks registrations) incorporated in the Transferred Business Technology and in the tangible embodiments thereof, and all other Intellectual Property Rights owned by Sensor IPCo or U.S. R&D.

“Transferred Business Technology” means the Business Technology, as of the Closing Date, pertaining exclusively to, or used exclusively in, the Business.

“Transferred Contracts” shall have the meaning set forth in Exhibit M.

“Transferred Employees” shall have the meaning set forth in Section 6.6(a)(i).

“Transferred IT Infrastructure” means:

(a) at the Assigned Real Property, all desktop computers and or laptops used by Transferred Employees and all servers, printers and other such hardware for which 80% or more of their usage is for the benefit of Transferred Employees; and

(b) to the extent not included in (a) above, all IT systems; network or telecommunications equipment and software; desktop computer software; accounting, finance and database software; general software development and control systems; and tools, environments and other general IT functionality; in each case which is used exclusively in the operation of the Business;

in each case, to the extent such Transferred IT Infrastructure is transferable (including upon receipt of a third party consent to such transfer) and, with respect to any Transferred IT Infrastructure that is leased or licensed from a third party, subject to the terms of such lease or license and the inclusion in the Assumed Liabilities of the obligations of Seller and its Affiliates under such lease or license to the extent (but only to the extent) related to such Transferred IT Infrastructure.

“Transferred Material Contracts” shall have the meaning set forth in Section 4.6(a).

“U.S. R&D” shall have the meaning set forth in the Recitals to the Agreement.

“U.S. Employee” shall mean each Business Employee employed in the United States by any Seller Party or any of their respective Subsidiaries and each Business Employee considered by Seller to be a U.S. expatriate.

“WARN Act” shall have the meaning set forth in Section 6.6(l).

EXHIBIT A

FORM OF BILL OF SALE

THIS BILL OF SALE (this “Agreement”) is made, executed and delivered as of this [    ] day of [            ], 2006, by and among Avago Technologies U.S. Inc., a Delaware corporation (“U.S. OpCo”), Avago Technologies U.S. R&D Inc., a Delaware corporation (“ATUS”), and Avago Technologies Sensor (U.S.A.) Inc., a Delaware corporation (“U.S. R&D,” together with U.S. OpCo and ATUS, the “Seller Entities”), and Micron Technology, Inc., a Delaware corporation (“Purchaser”).

I.	RECITALS

WHEREAS, the Seller Entities are party to that certain Purchase and Sale Agreement, dated as of November 17, 2006 (the “Purchase Agreement”), by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Seller”), U.S. R&D, each Subsidiary of Seller Parent that executes a joinder to the Purchase Agreement pursuant to Section 6.8(b) thereof, and Purchaser.

WHEREAS, pursuant to the terms of the Purchase Agreement, the Seller Entities have agreed to sell, assign, transfer, convey, and deliver (“Transfer”) to Purchaser all of their right, title and interest in and to the Purchased Assets.

WHEREAS, pursuant to the terms of the Purchase Agreement, Purchaser has agreed to purchase, acquire and accept each of such Seller Entity’s right, title and interest in and to the Purchased Assets.

II.	AGREEMENT

NOW, THEREFORE, for and in consideration of the agreements and covenants contained in the Purchase Agreement, and the agreements and covenants contained herein, and for the other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Defined Terms. Capitalized terms used but not otherwise defined herein (including in the recitals above) have the meanings ascribed to such terms in the Purchase Agreement.

2. Transfer of Purchased Assets. Each Seller Entity hereby Transfers unto Purchaser, its successors and assigns, forever, all of such Seller Entity’s right, title and interest in and to the Purchased Assets (excluding those Purchased Assets that are conveyed pursuant to other instruments of transfer executed pursuant to the Purchase Agreement), free and clear of all Liens except Permitted Liens.

3. Purchase Agreement Controls. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

4. Authorization. Purchaser and each Seller Entity does hereby represent that it has due authorization and authority to bind such party to this Agreement.

5. Title to Assets. At any time and from time to time after the date hereof, at a party’s request and without further consideration, the other will execute and deliver such other instruments of sale, transfer, conveyance, assignment, and delivery and confirmation and take such action as a party may reasonably deem necessary or desirable to effectively Transfer to, and vest in, Purchaser, its successors and assigns, the Purchased Assets.

6. No Additional Remedies. Nothing in this instrument, express or implied, is intended or shall be construed to confer upon, or give to, any person, firm or corporation other than Purchaser and its successors and assigns, any remedy or claim under or by reason of this instrument or any terms, covenants or conditions hereof, and all the terms, covenants and conditions, promises and agreements contained in this instrument shall be for the sole and exclusive benefit of Purchaser and its successors and assigns.

7. Power of Attorney. Each Seller Entity hereby constitutes and appoints Purchaser, its successors and assigns, such Seller Entity’s true and lawful attorney and attorneys, with full power of substitution and resubstitution, in such Seller Entity’s name and stead, but on behalf and for the benefit of Purchaser, its successors and assigns, to demand, receive and collect any and all of the Purchased Assets, and to give receipts and releases for and in respect of the same, and any part thereof, and from time to time to institute and prosecute in such Seller Entity’s name, or otherwise for the benefit of Purchaser, its successors and assigns, any and all proceedings at law, in equity or otherwise, which Purchaser, its successors or assigns, may deem proper for the collection or recovery of any of the Purchased Assets or for the collection and enforcement of any claim or right of any kind hereby sold, conveyed, transferred and assigned, or intended so to be, and to do all acts and things in relation to the Purchased Assets which Purchaser, its successors or assigns, shall deem desirable, such Seller Entity hereby declaring that the foregoing powers are coupled with an interest and are and shall be irrevocable by such Seller Entity or by its dissolution or in any manner or for any reason whatsoever.

8. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9. Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of Delaware.

10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 10.

2

[Signature Page Follows]

3

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SELLER ENTITIES:

Avago Technologies U.S. Inc.

By:
Name:
Title:

Avago Technologies U.S. R&D Inc.

By:
Name:
Title:

Signature Page to Bill of Sale

PURCHASER:

Micron Technology, Inc.

By:
Name:
Title:

Signature Page to Bill of Sale

EXHIBIT B

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this “Agreement”) is made and entered into as of [            ], 2006 by and among Avago Technologies U.S. Inc., a Delaware corporation (“ATUS”), Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation (“U.S. Wireless”), and Avago Technologies Sensor (U.S.A.) Inc., a Delaware corporation (“U.S. R&D,” together with ATUS and U.S. Wireless, the “Assignors”), and Micron Technology, Inc., a Delaware corporation (“Assignee”).

I.	RECITALS

WHEREAS, the Assignors are party to that certain Purchase and Sale Agreement, dated as of November 17, 2006 (the “Purchase Agreement”), by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Seller”), U.S. R&D, each Subsidiary of Seller Parent that executes a joinder to the Purchase Agreement pursuant to Section 6.8(b) thereof (together with Seller Parent, Seller and U.S. R&D, the “Seller Parties”), and Assignee.

WHEREAS, pursuant to the Purchase Agreement, the Assignors have agreed to assign and Assignee has agreed to assume all of such Assignor’s right, title and interest in and to, and obligations under, the Assumed Liabilities.

II.	AGREEMENT

NOW, THEREFORE, for and in consideration of the agreements and covenants contained in the Purchase Agreement, and the agreements and covenants contained herein, and for the other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Capitalized Terms. Capitalized terms used but not defined herein (including in the recitals above) shall have the meanings ascribed to such terms in the Purchase Agreement.

2. Assignment. Each Assignor does hereby sell, assign, transfer, convey and deliver to Assignee, forever, all of such Assignor’s right, title and interest in and to, and obligations under, the Assumed Liabilities (excluding those Assumed Liabilities that are conveyed pursuant to the other instruments of transfer executed pursuant to the Purchase Agreement) (the “Assignment”).

3. Acceptance and Assumption. Assignee hereby accepts the Assignment and assumes and agrees to observe and perform all of the duties, obligations, terms, provisions and covenants of, and to pay and discharge when due, all of such Assignor’s right, title and interest in and to the Assumed Liabilities (other than those Assumed Liabilities that are conveyed pursuant to the other instruments of transfer executed pursuant to the Purchase Agreement). For the avoidance of doubt, Assignee assumes no Excluded Liabilities, and the parties hereto agree that all such Excluded Liabilities shall remain the sole responsibility of such Assignor.

4. Purchase Agreement Controls. Each Assignor acknowledges and agrees that the representations, warranties, covenants, agreements and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

5. Further Actions. Each of the parties hereto covenants and agrees, at its own expense, to execute and deliver, at the request of the other party hereto, such further instruments of transfer and assignment and to take such other action as such other party may reasonably request to more effectively consummate the assignments and assumptions contemplated by this Agreement.

6. No Additional Remedies. Nothing in this instrument, express or implied, is intended or shall be construed to confer upon, or give to, any Person other than Assignee and its successors and assigns, any remedy or claim under or by reason of this instrument or any terms, covenants or conditions hereof, and all the terms, covenants and conditions, promises and agreements contained in this instrument shall be for the sole and exclusive benefit of Assignee and its successors and assigns.

7. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8. Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of Delaware.

9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 10.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ASSIGNORS:

Avago Technologies U.S. Inc.

By:
Name:
Title:

Avago Technologies U.S. R&D Inc.

By:
Name:
Title:

Signature Page to Assignment and Assumption Agreement

ASSIGNEE:

Micron Technology, Inc.

By:
Name:
Title:

Signature Page to Assignment and Assumption Agreement

EXHIBIT C

FORM OF LOCAL ASSET TRANSFER AGREEMENT

[Note: Additional provisions may be added to this form of local asset transfer agreement (or a substitute form of equivalent substance may be used) depending on local requirements.]

THIS SALE AND PURCHASE AGREEMENT is made on [            ], [    ]

BETWEEN:

[—], a company incorporated under the laws of Malaysia whose registered office is at [—] (the “Selling Entity”); and

[—], a company incorporated under the laws of Singapore whose registered office is at [—] (the “Buying Entity”).

WHEREAS,

(A) This Agreement is entered into pursuant to and in connection with the Purchase and Sale Agreement (the “Purchase Agreement”) entered into on November 17, 2006, by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Seller”), as Seller on its own behalf and, to the extent therein provided, as agent for the Selling Entity, Avago Technologies Sensor (U.S.A.) Inc., a Delaware corporation (“U.S. R&D”), each Subsidiary of Seller Parent that executes a joinder to the Purchase Agreement pursuant to Section 6.8(b) thereof (together with Seller Parent, Seller and U.S. R&D, the “Seller Parties”), and Micron Technology, Inc., a Delaware corporation (“Purchaser”), as Purchaser on its own behalf and, to the extent therein provided, as agent for the Buying Entity for the sale and purchase of the Purchased Assets and the assumption by Purchaser of the Assumed Liabilities;

(B) In the Purchase Agreement, the Seller Parties have agreed to cause the Selling Entity to sell, and Purchaser has agreed to cause the Buying Entity to purchase, the Local Assets (as defined below);

(C) The Selling Entity has agreed to sell and the Buying Entity has agreed to purchase the Local Assets for the consideration and upon the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

APPLICATION OF TERMS OF PURCHASE AGREEMENT AND INTERPRETATION

1.1 This Agreement is being entered into pursuant to and in connection with the Purchase Agreement and references in this Agreement to the Purchase Agreement are to the Purchase Agreement as amended, modified, waived or extended from time to time in accordance with the terms thereof.

1.2 Unless expressly provided otherwise in this Agreement, capitalized terms used but not defined herein (including in the recitals above) shall have the meanings ascribed to such terms in the Purchase Agreement.

1.3 If any provision of this Agreement is in conflict with or inconsistent with any provision of the Purchase Agreement, the provisions of the Purchase Agreement shall control.

COMPLIANCE

2.1 The Selling Entity agrees to comply with, perform and observe the obligations and undertakings under the Purchase Agreement that Seller has agreed to procure from such Selling Entity, for as long as and to the extent that Seller has agreed under the Purchase Agreement to procure such compliance, performance or observance.

2.2 The Buying Entity agrees to comply with, perform and observe the obligations and undertakings under the Purchase Agreement that Purchaser has agreed to procure from such Buying Entity, for as long as and to the extent that Purchaser has agreed under the Purchase Agreement to procure such compliance, performance or observance.

SALE AND ASSUMPTION OF ASSETS AND LIABILITIES AND CONSIDERATION

3.1 Subject to and in accordance with the terms of this Agreement, the Selling Entity shall sell, assign, transfer, convey and deliver and the Buying Entity shall purchase at the Local Closing (as defined below) all of the Selling Entity’s right, title and interest in and to the Purchased Assets (the “Local Assets”), free and clear of all Liens other than Permitted Liens, other than those Purchased Assets that are conveyed pursuant to other instruments of transfer executed pursuant to the Purchase Agreement.

3.2 Subject to and in accordance with the terms of this Agreement, the Buying Entity shall assume as of and following the Local Closing, or as of such other date as provided in the Purchase Agreement, the Assumed Liabilities of the Selling Entity (the “Local Assumed Liabilities”), other than those Local Assumed Liabilities that are conveyed pursuant to other instruments of transfer executed pursuant to the Purchase Agreement.

3.3 The consideration payable by the Buying Entity to the Selling Entity for the Local Assets (the “Local Purchase Price”) shall be that portion of (and deemed to be a part and paid by the delivery of) the Purchase Price as allocated by the parties to the Local Assets based upon the Allocation Schedule. The Local Purchase Price does not, for the avoidance of doubt, include any applicable Transfer Taxes, which shall be payable by Purchaser and Seller in accordance with Section 6.14 of the Purchase Agreement.

3.4 In relation to itself, any of the Business conducted by the Selling Entity and the sale of the Local Assets pursuant to this Agreement, (a) the Selling Entity does not give any representations and warranties other than those given by Seller as agent on its behalf in Article IV of the Purchase Agreement on the terms set out therein, and (b) EXCEPT AS EXPRESSLY STATED IN ARTICLE IV OF THE PURCHASE AGREEMENT, ALL SUCH ASSETS ARE HEREBY SOLD ON AN “AS IS,” “WHERE IS” BASIS.

APPOINTMENT OF AGENTS

4.1 The Selling Entity hereby irrevocably appoints and instructs Seller as its sole agent (to the exclusion of itself) to do such acts and things, make such representations, warranties and indemnities, give such undertakings and covenants, undertake such obligations, make or be subject to any such claims as the Purchase Agreement expressly provides are done, given, undertaken, received or made by or to be conducted through Seller as agent for the Selling Entity and, without prejudice to the generality of the foregoing, the Selling Entity hereby irrevocably appoints and instructs Seller as its sole agent to receive or pay, as the case may be, any amounts owed to or by the Selling Entity pursuant to any of the provisions of the Purchase Agreement, and the Selling Entity hereby acknowledges and confirms to the Buying Entity that any payment made by Purchaser on behalf of the Buying Entity to Seller as agent for the Selling Entity shall be deemed to be and considered by the Selling Entity to satisfy the Buying Entity’s obligation(s) to pay any of the same to the Selling Entity and any such obligations shall be discharged thereby.

4.2 The Buying Entity hereby irrevocably appoints and instructs Purchaser as its sole agent (to the exclusion of itself) to do such acts and things, make such representations, warranties and indemnities, give such undertakings and covenants, undertake such obligations, make or be subject to any such claims as the Purchase Agreement expressly provides are done, given, undertaken, received or made by or to be conducted through Purchaser as agent for the Buying Entity and, without prejudice to the generality of the foregoing, the Buying Entity hereby irrevocably appoints and instructs Purchaser as its sole agent to receive or pay, as the case may be, any amounts owed to or by the Buying Entity pursuant to any of the provisions of the Purchase Agreement, and the Buying Entity hereby acknowledges and confirms to the Selling Entity that any payment made by Seller on behalf of the Selling Entity to Purchaser as agent for the Buying Entity shall be deemed to be and considered by the Buying Entity to satisfy the Selling Entity’s obligation(s) to pay any of the same to the Buying Entity and any such obligations shall be discharged thereby.

LOCAL CLOSING

5.1 The closing of the transactions contemplated by this Agreement (the “Local Closing”) is subject to the satisfaction or waiver by the appropriate party of the conditions to Closing set forth in Article VII of the Purchase Agreement and is interdependent with the Closing as provided in the Purchase Agreement and the steps taken at, or in contemplation of, the Local Closing shall have no effect unless the Closing as provided for in the Purchase Agreement (except insofar as it includes the Local Closing) shall have taken place in accordance with the Purchase Agreement.

5.2 Subject to clause 5.1, the Local Closing shall take place simultaneously with the Closing as provided for in the Purchase Agreement at the offices of [—] in [—], or at such other time and such other venue as may be agreed pursuant to Section 8.1 of the Purchase Agreement.

5.3 At the Local Closing, the Selling Entity shall deliver or make available (or cause to be delivered or made available) to the Buying Entity such transfer documents as are necessary to complete the sale, assignment, transfer, conveyance, delivery and purchase of the Local Assets and Local Liabilities. In addition the Selling Entity shall execute, and shall procure to be executed, all such deeds, documents and other instruments as the Buying Entity may reasonably require for vesting in the Buying Entity the Local Assets.

5.4 As of and at the Local Closing, all risk of loss as to the Local Assets shall pass to the Buying Entity. The Buying Entity shall execute, and shall procure to be executed, all such documents and other instruments as the Selling Entity may reasonably require for the assumption of the Local Assumed Liabilities.

APPROVALS AND CONSENTS

6. The provisions of Sections 2.3, 2.4 and 2.5 of the Purchase Agreement shall apply to the parties to this Agreement as if such provisions were fully set forth in this Section 6 on the date hereof.

OTHER MATTERS

7. [Intentionally Omitted]

EMPLOYEE RELATIONS AND BENEFITS

8. [Such Provisions of Section 6.6 and 6.7 of the Purchase Agreement to be repeated as shall apply to the parties to this Agreement. Insert country-specific employee transfer terms and conditions. To the extent required under local law, attach a schedule of employees to be transferred.]

FURTHER ASSURANCE

9. From time to time, whether at or after the Local Closing, the Selling Entity and the Buying Entity shall execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at the reasonable request of the other party, complete the sale and purchase of the Local Assets in accordance with the terms of the Purchase Agreement and this Agreement and otherwise to give effect to the terms of this Agreement.

VARIATION

10. No variation of this Agreement shall be valid unless it is in writing and signed by both the Purchaser and the Seller as agent on behalf of the Buying Entity and the Selling Entity, as appropriate. The expression “variation” shall include any amendment, modification, variation, supplement, deletion or replacement however effected.

ENTIRE AGREEMENT

11. This Agreement and the schedules hereto, the Purchase Agreement, the other Transaction Documents (including the exhibits, schedules and appendices thereto), the Disclosure Letter, the Purchaser Disclosure Letter set forth the entire understanding of the parties hereto with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties or their respective Affiliates other than those set forth or referred to herein.

ANNOUNCEMENTS

12. News releases or other public announcements pertaining to the transaction contemplated in this Agreement or the Purchase Agreement shall not be made by the Selling Entity and shall only be made by Purchaser and Seller in accordance with the provisions of Section 6.4 of the Purchase Agreement.

NOTICES

13. The provisions of Section 11.2 of the Purchase Agreement shall apply to the parties to this Agreement. A copy of all communications will be sent to the other party to this Agreement in accordance with the procedures set forth in Section 11.2 of the Purchase Agreement to:

If to the Buying Entity:	[—]

If to the Selling Entity:	[—]

or to such other address as any such party shall designate by written notice to the other party hereto.

SEVERABILITY

14. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purpose and intent of such invalid, illegal or unenforceable provision.

COUNTERPARTS

15. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 15.

GOVERNING LAW, JURISDICTION AND CLAIMS

16.1 This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, local law.

16.2 In the event of any dispute arising out of or relating to this Agreement the provisions of Section 11.1 of the Purchase Agreement shall apply.

16.3 Any claim of whatsoever nature arising out of or in connection with this Agreement or the Purchase Agreement shall only be enforceable by the parties to this Agreement through the agency of the Seller and the Purchaser respectively upon the terms of the Purchase Agreement. The Buying Entity shall not make any claim for indemnification arising out of or in connection with this Agreement or the Purchase Agreement in any circumstances whatsoever against the Selling Entity other than through the agency of the Purchaser against the Seller as agent for the Selling Entity pursuant to the terms of the Purchase Agreement. The Selling Entity shall not make any claim for indemnification arising out of or in connection with this Agreement or the Purchase Agreement in any circumstances whatsoever against the Buying Entity other than through the agency of the Seller against the Purchaser as agent for the Buying Entity pursuant to the terms of the Purchase Agreement. Liability in respect of any claim for indemnification arising out of or in connection with this Agreement or the Purchase Agreement shall be determined solely in accordance with the terms of the Purchase Agreement.

[SIGNATURE PAGES TO FOLLOW]

AS WITNESS this Agreement has been signed on behalf of the parties the day and year first before written.

By:
Name:
Title:

By:
Name:
Title:

Agency Acceptance:

Agreed and Accepted

(Solely as it relates to accepting the agency appointment set forth in Section 4.1)

SELLER:

By:
Name:
Title:

Agreed and Accepted

(Solely as it relates to accepting the agency appointment set forth in Section 4.2)

PURCHASER:

By:
Name:
Title:

EXHIBIT D

FORM OF PATENT ASSIGNMENT

ASSIGNMENT OF INTELLECTUAL PROPERTY

This ASSIGNMENT OF INTELLECTUAL PROPERTY (this “Assignment”), effective as of [            ], 2006, by Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Assignor”), is in favor of Micron Technology, Inc., a Delaware corporation (“Assignee”).

RECITALS

WHEREAS, the Assignor and Assignee are parties to that certain Purchase and Sale Agreement, dated as of November 17, 2006 (the “Purchase Agreement”), pursuant to which the Assignor has agreed to sell, assign, convey, transfer and deliver the Purchased Assets and transfer certain liabilities to Assignee, and Assignee has agreed to purchase and acquire the Purchased Assets and to assume those certain liabilities, in each case upon the terms and subject to the conditions of the Purchase Agreement; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Assignment of Intellectual Property. The Assignor does hereby sell, assign, transfer, convey and deliver to Assignee and its successors and assigns, all of the right, title, and interest of the Assignor in and to all of the issued patents and pending patent applications set forth in Attachment I hereto, including but not limited to renewal rights therein and the right to obtain patent or equivalent protection therein in the United States and throughout the world, as well as all related foreign patents and patent applications that are counterparts to such patents and patent applications (collectively, the “Assigned IP”). The foregoing includes the assignment, transfer and conveyance of all causes of actions, claims and demands or other rights for, or arising from, any infringement, including past infringement, all rights of priority under any international conventions and any other international agreements to which the United States adheres, all income, royalties, damages, claims, and payments now or hereafter due or payable with respect to the Assigned IP, and all rights corresponding thereto throughout the world.

2. Assistance and Cooperation. The Assignor further agrees, without further consideration, to cause to be performed such lawful acts and to execute such further assignments and other lawful documents as Assignee may reasonably request to effectuate fully this Assignment.

3. Perfection and Recordation. Assignee shall prepare all paperwork that is necessary to perfect and record the assignments of the Assigned IP in the various jurisdictions and shall be responsible for all expenses, including recordation expenses, associated therewith.

4. Conflicts. Notwithstanding any other provisions of this Assignment to the contrary, nothing contained herein shall in any way supersede, modify, replace, amend, change, rescind, waive or in any way affect the provisions, including warranties, covenants, agreements, conditions, representations or, in general, any of the rights and remedies and any of the obligations of either Assignee or the Assignor set forth in the Purchase Agreement. This Assignment is subject to and controlled by the terms of the Purchase Agreement.

5. Entire Agreement. This Assignment and the Purchase Agreement contain the entire agreement of the parties with respect to the subject matter of this Assignment. No prior agreement or understanding pertaining to any such matter shall be effective. This Assignment may only be modified in a written instrument executed by the parties.

6. Binding Assignment. This Assignment shall be binding upon and inure to the benefit of each of the parties hereto, their successors and permitted assigns.

7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without regard to any conflicts of laws principles.

8. Severability. If any provision of this Assignment shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Assignment shall not be affected and shall remain in full force and effect, and the Assignor and Assignee shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

9. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answer back, by express or overnight mail delivered by an internationally recognized air courier (delivery charges prepaid), by registered or certified mail (postage prepaid, return receipt requested) or by e-mail with receipt confirmed by return e-mail to the respective parties as follows:

if to Seller or Sensor USA:

Avago Technologies Imaging Holding (Labuan) Corporation

(or to Avago Technologies Sensor (U.S.A.) Inc.)

c/o Avago Technologies US Inc.

350 West Trimble Road

Building 90

San Jose, CA 95131

Attention: Rex S. Jackson, Esq.

Fax:    (408) 435-4172

with copies to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Peter F. Kerman, Esq.

  Anthony Klein, Esq.

Fax:    (650) 463-2600

if to Assignee:

Micron Technology, Inc.

8000 S. Federal Way

Mail Stop 1-507

Boise, ID 83716

Attention:    General Counsel

Facsimile:    (208) 368-4537

with copies to:

Thomas A. Briggs, Esq.

Jones Day

North Point

901 Lakeside Avenue

Cleveland, OH 44114

Fax:    (216) 579-0212

or to such other place and with such other copies as either party may designate as to itself by written notice to the others. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by e-mail, telecopy or by air courier shall be deemed effective on the first Business Day following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the third Business Day following the day on which such notice or communication was mailed. As used in this Section, “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions located in the jurisdiction in which the person to whom notice is to be provided is located are authorized or obligated by law or executive order to close.

10. Counterparts. This Assignment may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 10, provided that receipt of copies of such counterparts is confirmed.

11. Headings. The section headings contained in this Assignment are inserted for reference purposes only and are not intended to be a part, nor should they affect the meaning or interpretation, of this Assignment.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Assignment to be executed by the signature of its duly authorized officer as of the date above first written.

AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION

By:
Name:
Title:

AVAGO TECHNOLOGIES SENSOR (U.S.A.) INC.

By:
Name:
Title:

MICRON TECHNOLOGY, INC.

By:
Name:
Title:

[Signature Page to Assignment of Intellectual Property]

COUNTY OF	STATE OF ) SS. ))

I, a notary public, in and for the county and state aforesaid, do hereby certify that                                                   personally known to me to be the                                          of Avago Technologies Sensor IP (Singapore) Pte. Ltd., a Singapore Corporation, appeared before me this day in person and acknowledged that (s)he signed the above and foregoing instrument as his/her free and voluntary act and as the free and voluntary act of said corporation pursuant to authority granted to him/her by the board of directors of said corporation for the uses and purposes therein set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and notarial seal this      day of                     , 2006.

Notary Public

My commission expires:

COUNTY OF	STATE OF ) SS. ))

I, a notary public, in and for the county and state aforesaid, do hereby certify that                                                   personally known to me to be the                                          of Avago Technologies Sensor (U.S.A.), Inc., a Delaware corporation, appeared before me this day in person and acknowledged that (s)he signed the above and foregoing instrument as his/her free and voluntary act and as the free and voluntary act of said corporation pursuant to authority granted to him/her by the board of directors of said corporation for the uses and purposes therein set forth.

IN WITNESS WHEREOF, I have hereunto set my hand and notarial seal this      day of                     , 2006.

Notary Public

My commission expires:

ATTACHMENT I

LIST OF ASSIGNED IP

Patents and Applications

EXHIBIT G

Excluded Assets

The Excluded Assets include the following:

(a) cash, bank accounts, certificates of deposit and other cash equivalents;

(b) any and all accounts receivable with third parties due in connection with the Business;

(c) except as provided for in Section 6.13, all insurance policies and any rights, claims or chooses in action under such insurance policies;

(d) all rights to refunds of any Tax payments, or prepayments or overpayments of any Tax, with respect to periods prior to the Closing, including recoverable payments of VAT or similar Taxes;

(e) (i) all Intellectual Property Rights other than the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights and such rights transferred in the Transferred Contracts and (ii) any Business Technology that is owned by a third party that Seller and its Affiliates do not have the right to provide to Purchaser hereunder;

(f) enterprise deployed, centrally managed computer software and hardware used by Seller or its Subsidiaries prior to the Closing, including any such computer software or hardware that is used by or for the Business prior to or as of the Closing, and all licenses or other agreements with third parties concerning the use thereof other than the hardware and software included in the Transferred IT Infrastructure and other than Software Licenses to the extent provided in Section 6.18;

(g) all of Seller’s enterprise wide procurement contracts;

(h) fixtures and leasehold improvements at all locations; and office furniture and office equipment at all locations other than the Assigned Real Property;

(i) all Excluded IT Infrastructure;

(j) all interests in real property other than the Assigned Real Property;

(k) assets and Contracts relating to any Seller Plan or Non U.S. Benefits Plan, except as expressly provided in Sections 6.6 and 6.7;

(l) all equity or other ownership interests in any Person;

(m) all assets and other rights sold or otherwise transferred or disposed of between the date of this Agreement and the Closing not in violation of the terms of this Agreement;

(n) all rights of Seller and its Affiliates under this Agreement and the Transaction Documents;

(o) all books, records and other information prepared by Seller and its Subsidiaries in connection with the transactions contemplated hereby;

(p) all inventories to the extent used or held primarily for use in the Business (including raw materials, purchased goods, parts, containers, recycled materials, work in process, supplies, finished goods and demo and consignment inventory) of the Seller Parties or their Subsidiaries, held by vendors or which otherwise are used or primarily held for use in the Business; and

(q) all rights arising from Excluded Liabilities.

EXHIBIT H

FORM OF MASTER SEPARATION AGREEMENT

This Master Separation Agreement (together with Annex A hereto and any Separation Agreements (as defined herein), collectively, this “Agreement”) is entered into as of the [    ]th day of [            ], 2006 (the “Effective Date”), by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies (Malaysia) Sdn. Bhd., a company organized under the laws of Malaysia (“Avago Malaysia”, and, together with Seller Parent and its Subsidiaries, the “Seller Parties”), and Micron Technology, Inc., a Delaware corporation (“Purchaser”).

WITNESSETH:

WHEREAS, Seller Parent and Purchaser are among the parties to a Purchase and Sale Agreement (the “Purchase Agreement”) dated as of November 17, 2006, pursuant to which, among other things, Purchaser will acquire from the Seller Parties (as defined in the Purchase Agreement) the Purchased Assets (as defined in the Purchase Agreement), all on the terms and conditions set forth in the Purchase Agreement;

WHEREAS, capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement;

WHEREAS, pursuant to the terms of the Purchase Agreement, Seller Parent has agreed to provide to Purchaser and its Subsidiaries certain services as described herein; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Services Provided.

1.1	During the period commencing as of the Closing Date and ending on the Termination Date (as defined below), subject to the terms hereof, the Seller Parties shall provide to Purchaser and/or Purchaser’s Subsidiaries (collectively, the “Recipients”), or at Seller Parent’s option Seller Parent shall cause one or more of its Subsidiaries or one or more third parties to provide to the Recipients, the services and functions described in Annex A to this Agreement (the “Services”).

1.2	To the extent necessary, Seller Parent and Purchaser shall negotiate in good faith more detailed descriptions of the Services specified in Annex A and any additional Services agreed upon by the parties in respect of the Malaysia Employees or Malaysia Purchased Assets (“Additional Services”), in separation agreements (“Separation Agreements” or “SAs”), and any services jointly agreed to by Seller Parent and Purchaser in such Separation Agreements will be deemed part of the Services. Notwithstanding anything to the contrary contained herein, the Services (i) shall be no more extensive in scope and content than the services and functions provided by the Seller Parties or their respective Subsidiaries, as applicable, to the Business as conducted in Malaysia immediately prior to the Effective Date, except as necessary to implement any Separation Agreements, (ii) shall not include any Services that would be unlawful for the Seller Parties to provide, and (iii) shall not include the exercise of business judgment or general management for the Recipients. To the extent that pursuant to Section 3.2.1, the Seller Parties are unable to provide a Service, Seller Parent will provide written notice to Purchaser as promptly as practicable, but in any event no less than sixty (60) days prior to discontinuation of such Service by the Seller Parties (if such Service was being provided previously), and the parties will work together in good faith and use all reasonable efforts to arrange a substitute means of obtaining such Service as expeditiously as possible.

1.3	Separation Agreements.

1.3.1	In the event the parties agree (which agreement shall not be unreasonably withheld, conditioned or delayed by the Seller Parties) that Additional Services are necessary for the Seller Parties to provide to Purchaser in respect of the Malaysia Employees or Malaysia Purchased Assets, subject to the other terms and conditions hereof, the parties will enter additional SAs for the provision of such Additional Services. Any requests by Purchaser for Additional Services pursuant to this Section 1.3.1 must be made by Purchaser within forty-five (45) days after the Closing Date.

1.3.2	Any SAs executed hereunder, including any SAs that may need to be executed at a local level between Seller Parent’s Subsidiaries and Purchaser’s Subsidiaries in order to provide services under this Agreement, will incorporate the terms and conditions of this Agreement by reference, will not deviate from such terms, except as may be expressly set forth in each such SA or as required by local law, and shall be considered a supplement to this Agreement and not a standalone agreement. Unless otherwise agreed by the parties, all invoices for such Services will be paid by Purchaser in accordance with Section 3 below.

1.4	Transition Management.

1.4.1	To facilitate the efficient delivery of the Services, Seller Parent and Purchaser each agree to (i) designate one individual to serve as the principal point of contact for all questions and issues relating to the Services during the term of this Agreement (a “Transition Manager”) and (ii) make available the services of appropriate qualified employees and resources to allow for the provision of the Services and to allow each party to perform its duties, responsibilities and obligations related to the Services. Seller Parent’s initial Transition Manager will be Balakrishnan Subramanian, and Purchaser’s initial Transition Manager will be Debbie Mrongowius. Seller Parent or Purchaser may replace its Transition Manager by the delivery of a written notice setting forth

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such replacement to the other party hereto. Except in the case of death, disability, termination or resignation, prior to replacing its Transition Manager Seller Parent will secure a replacement and use reasonable efforts to ensure such replacement works with the departing Transition Manager for a reasonable period of time to ensure an adequate knowledge transfer. Seller Parent will use reasonable efforts to ensure any replacement Seller Parent Transition Manager shall have a comparable title, level of authority and responsibility and experience relating to the Services as the Transition Manager being replaced.

1.4.2	In addition, Seller Parent’s primary contact for information technology related services (“IT Services”) will be Mark Rankin and Alan Khoh, and Purchaser’s primary contact for IT Services will be Casey Fisher. Each such individual may be replaced in the same manner described above in Section 1.4.1.

1.4.3	If necessary, Seller Parent and Purchaser may designate additional Transition Managers for each of the Separation Agreements, and if applicable such Transition Managers will be specified in the SAs.

1.5	Purchaser shall make a commercially reasonable and good faith effort to assume performance of all of the Services as soon as is practicable after the Effective Date. In furtherance of the foregoing, but subject to the obligations of each party to obtain consents and waivers under the Purchase Agreement, Purchaser shall use commercially reasonable efforts to make or obtain any approvals, permits and licenses and implement any systems as may be necessary for it to provide the Services independently in each pertinent country as soon as practicable following the Closing.

1.6	Purchaser shall provide the Seller Parties with such information and documentation as is reasonably necessary for the Seller Parties to perform the Services and perform such other duties and tasks as may be reasonably required to permit the Seller Parties to perform the Services.

2.	Malaysia Employees.

2.1	Malaysia Employee Services. Upon the terms and subject to the conditions contained herein, the Seller Parties and Purchaser agree that from the Closing until the Malaysia Closing Date the Seller Parties shall provide to Purchaser the services of each of the Malaysia Employees, as listed in Annex B hereto, subject to such Malaysia Employee’s continued employment with Seller Parties.

2.2	Status of Malaysia Employees. From the Closing until the Malaysia Closing Date, the Malaysia Employees shall be employees of the Seller Parties or a Subsidiary thereof and shall remain on the payroll of the Seller Parties or the applicable Subsidiary. The Seller Parties shall determine the scope, manner and method of services to be performed by the Malaysia Employees, consistent with Seller Parties’ business practices in effect immediately prior to Closing; provided,

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however, that the Seller Parties will take into consideration any requests or input supplied by Purchaser with respect to making such determinations regarding the Malaysia Employees and, to the extent that such requests are consistent with the general scope of the Malaysia Employees’ duties prior to Close, Seller Parties shall implement such requests or input. Notwithstanding the foregoing, the Seller Parties will not permit the Malaysia Employees to engage in any joint development work of any kind or the performance of any Services together with any employees of a Seller Party. The parties acknowledge and agree that, prior to any Malaysia Employees and any employees of a Seller Party engaging in any joint development work of any kind or in the performance of any Services together, Purchaser and Seller Parent must agree in writing as to the specific scope and nature of such work to be performed and the parties’ respective ownership interests in and to any Work Product (as defined below) and any Intellectual Property Rights which may be developed by the respective employees in connection therewith.

2.3	Seller Parties’ Obligation to Provide Compensation. In its capacity as employer of the Malaysia Employees from the Closing until the Malaysia Closing Date, the Seller Parties shall continue to pay to the Malaysia Employees the compensation that such Malaysia Employees received pursuant to the business practices of the Seller Parties in effect immediately prior to the Closing, including, without limitation, any previously scheduled pay increases and bonus payments, and to withhold and pay taxes and other deductions in a timely manner and consistent with the Seller Parties’ business practices in effect immediately prior to the Closing.

2.4	Seller Parties’ Obligation to Provide Benefits. In their capacity as employers of the Malaysia Employees from the Closing until the Malaysia Closing Date, the Seller Parties shall provide to the Malaysia Employees the health, welfare and retirement benefits that similarly situated employees of the Seller Parties enjoy during such time period.

2.5	Additional Services and Covenants. From the Closing until the Malaysia Closing Date, the Seller Parties shall, consistent with Seller Parties’ business practices in effect immediately prior to Closing, supply, whether directly or by arms’ length contract with other parties, personnel, payroll, human resources, insurance and workers’ compensation and all other ordinary course support services related to the continuing employment of the Malaysia Employees and the provision of services by the Malaysia Employees. The Seller Parties shall at all times from the Closing until the Malaysia Closing Date, either maintain employer’s liability insurance policies with respect to the Malaysia Employees or self-insure those risks in accordance with applicable laws, in any event, consistent with the Seller Parties’ business practices in effect immediately prior to the Closing.

2.6	Termination of Malaysia Employees.

2.6.1	From the Closing until the Malaysia Closing Date, unless otherwise directed or agreed by Purchaser, the Seller Parties shall not terminate

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the services of any Malaysia Employee other than for Cause (as defined below) without Purchaser’s prior written consent. The Seller Parties shall terminate the services of any Malaysia Employee with respect to the Business (as defined in the Purchase Agreement) to the extent directed to do so by Purchaser, subject to applicable Laws (as defined in the Purchase Agreement). Purchaser shall reimburse the Seller Parties the cost of any and all severance benefits, including, without limitation, any payment-in-lieu of notice, to which any Malaysia Employee is entitled under applicable severance plans, programs or practices of the Seller Parties or under applicable Laws. Notwithstanding the foregoing, the Seller Parties shall be liable for the cost of any and all severance benefits for any Malaysia Employees who are terminated by the Seller Parties if such Malaysia Employees are terminated without Cause and not at the direction or with the consent of Purchaser.

2.6.2	For the purposes of this Agreement, “Cause” shall mean (i) the Malaysia Employee’s neglect, failure or refusal to perform in any material respect the Malaysia Employee’s duties or responsibilities for the Seller Parties or a Subsidiary thereof; or (ii) the Malaysia Employee’s material breach of the terms of any employment agreement with the Seller Parties or a Subsidiary thereof that, if curable, is not cured upon ten (10) days notice thereof; or (iii) the engaging by the Malaysia Employee in conduct that causes demonstrable injury in excess of $10,000, to the Seller Parties or any Subsidiary thereof; or (iv) the Malaysia Employee’s engagement in an act of moral turpitude or conviction of or entry of a plea of nolo contendere to a felony; or (v) the willful violation of a material published policy of the Seller Parties or a Subsidiary thereof governing the conduct of such Malaysia Employee. For the purposes of this definition, an act or failure to act shall not be considered “willful” unless it is done, or omitted to be done, by the Malaysia Employee in bad faith or without reasonable belief that the action or omission was in the best interests of the Seller Parties and the Subsidiaries thereof.

2.7	Records. From the Closing until the Malaysia Closing Date, the Seller Parties shall maintain, or cause to be maintained, books and records relating to the Malaysia Employees in a manner consistent with the business practices of the Seller Parties in effect immediately prior to Closing.

3.	Performance Standard.

3.1	The Seller Parties shall maintain directly or through third parties sufficient resources to perform their obligations hereunder. In performing the Services, the Seller Parties and each of their Subsidiaries, as applicable, shall provide, or ensure that any such third party will provide, a similar level of service and use the same degree of care, skill and diligence as it exercises in providing similar services for itself, and in substantially the same manner as corresponding services were

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provided on behalf of the Business immediately prior to the Effective Date. All Services shall be performed in compliance with applicable Law. The foregoing is subject to Section 3.2 below.

3.2	Limitations.

3.2.1	Seller Parent has disclosed to Purchaser and Purchaser hereby acknowledges that Seller Parent has many outsourcing relationships with, and uses software of, third parties (“Service Providers”) who may, through Seller Parent’s obligations under this Agreement, be delivering Services to Purchaser or whose software may be used by Seller Parent to provide Services to Purchaser. Purchaser further acknowledges that Seller Parent’s provision of such Services or use of such software may be subject to the terms and conditions of agreements between Seller Parent and such Service Providers. To the extent required under any such Service Provider agreements governing such Services or software, Purchaser agrees to cooperate with Seller Parent and will assist Seller Parent in obtaining third party consents, licenses, sublicenses, or approvals necessary to permit Seller Parent or the applicable Service Provider to perform, or otherwise make available to Purchaser, the Services set forth in this Agreement or to permit Seller Parent to use the applicable software to provide the Services set forth in this Agreement (provided that no such cooperation or assistance by Purchaser shall require Purchaser to pay any money or other consideration or grant forbearances to any third party).

3.2.2	Nothing in this Agreement will require the Seller Parties to favor the businesses of Purchaser over their own businesses or those of any of their Subsidiaries or divisions.

3.3	EXCEPT AS PROVIDED IN SECTION 3.1 ABOVE, THE SELLER PARTIES MAKE NO OTHER WARRANTIES OR REPRESENTATIONS OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY SERVICES OR ADDITIONAL SERVICES PROVIDED HEREUNDER. IN THE EVENT OF A BREACH OF THE SELLER PARTIES’ WARRANTY IN SECTION 3.1, PROVIDED THE SELLER PARTIES HAVE RECEIVED NOTICE WITHIN THIRTY (30) DAYS OF PERFORMANCE, SELLER PARENT SHALL, OR SHALL CAUSE ONE OF ITS SUBSIDIARIES TO, USE REASONABLE EFFORTS TO RE-PERFORM OR PERFORM THE SERVICES. IF SELLER PARENT OR ONE OF ITS SUBSIDIARIES DOES NOT RE-PERFORM OR PERFORM SUCH SERVICES WITHIN THIRTY (30) DAYS OF SUCH NOTICE, THEN PURCHASER’S SOLE AND EXCLUSIVE REMEDY FOR BREACH OF THE SELLER PARTIES’ WARRANTY IN SECTION 3.1 FOR SERVICES OTHER THAN THE MALAYSIA EMPLOYEE SERVICES DESCRIBED IN SECTION 2 SHALL BE LIMITED TO A PRO-RATA REFUND OF THE FEES PAID BY THE RECIPIENTS UNDER THIS

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AGREEMENT OR ANY SEPARATION AGREEMENTS DIRECTLY ATTRIBUTABLE TO SUCH SERVICES OR ADDITIONAL SERVICES, OR PORTION(S) THEREOF, NOT PERFORMED IN ACCORDANCE WITH SUCH WARRANTY. NOTHING HEREIN SHALL LIMIT PURCHASER’S RIGHTS UNDER THE PURCHASE AGREEMENT (IT BEING UNDERSTOOD THAT PURCHASER IS NOT ENTITLED TO ANY RECOVERY UNDER ARTICLE IX OF THE PURCHASE AGREEMENT FOR ANY BREACH OF ANY REPRESENTATION, WARRANTY OR COVENANT SET FORTH IN THIS AGREEMENT).

4.	Fees.

4.1	Annex A attached hereto sets forth the amount to be charged on a monthly basis for each individual Service (for any Service, the “Monthly Charge”). Purchaser shall pay to Seller Parent on a monthly basis, in accordance with Section 4.5, the Monthly Charge for any Service provided by the Seller Parties or their Subsidiaries or Service Providers pursuant to the terms of this Agreement during such month. The Monthly Charge for each Service will begin to be payable on the Closing Date or the inception of the Service, as applicable, and shall cease to be payable on the Termination Date or on such earlier date that such Service is completed or terminated pursuant to Section 1.2 or 9.3 or the terms of the applicable SA. If the Closing Date does not occur at the beginning of a calendar month, the Monthly Charge will be pro-rated.

4.2	Purchaser shall reimburse Seller for such Services, including any setup costs related to provision of such Services in an manner compliant with the Sarbanes-Oxley Act, on a time and materials basis, where the time charge for any Seller personnel will be derived from Seller’s fully burdened cost for such personnel. Without limiting the generality of the foregoing, Purchaser shall reimburse Seller for: (i) any amounts paid to third parties in connection with providing such Services, including amounts paid to Service Providers, (ii) shipping and transportation costs, duties, taxes, (iii) costs or expenses incurred by Seller, its Subsidiaries or Service Providers for the extraction, conversion and transfer of data, and (iv) other fees or expenses as set forth in the SAs.

4.3	The Monthly Charge for any Additional Services shall be set forth in the SA pertaining to such Additional Service.

4.4	If the scope of any Service is changed, the applicable Monthly Charge will be adjusted to reflect any additional costs or expenses incurred by the Seller Parties in connection with such change.

4.5

Seller Parent shall invoice Purchaser for the Services (including any Additional Services) provided hereunder in arrears on a monthly basis within twenty (20) days after the end of the month in which the charges accrued. Purchaser shall pay any invoice for Services promptly but in no event later than thirty (30) days after the date of invoice. Late payments shall bear interest at the Prime Rate plus 5% per annum, or the maximum amount allowed by law, whichever is less. Purchaser

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shall notify Seller Parent immediately, and in no event later than sixty (60) days following receipt of Seller Parent’s invoice, of any disputed charges. After such sixty (60) day time period, Purchaser will be deemed to have accepted Seller Parent’s invoice. Seller Parent shall provide supporting information and documentation as reasonably requested by Purchaser to validate any amounts payable by Purchaser pursuant to this Section 4.

4.6	Within fourteen (14) days after the Effective Date, and thereafter no later than five (5) business days prior to the beginning of each calendar quarter during the term of this Agreement (including any Extension Periods), the Seller Parties shall deliver to Purchaser in writing the Seller Parties’ good faith three (3) month rolling forecast of the estimated Monthly Charges (the “Estimated Malaysia Charges”) for the Penang Site Support Services set forth in Annex A (the “Malaysia Services”) which are to be provided by the Seller Parties during the three (3) full calendar months following the delivery of the forecast. Each forecast shall set forth in reasonable detail the Malaysia Services to be provided during the applicable time period, broken down by month and by the categories specified on Annex A.

5.	Security

5.1	In addition to the parties’ obligations under the Confidentiality Agreement, each party will and shall cause its Subsidiaries to keep in strict confidence and protect from disclosure all proprietary and confidential information and systems (including Purchaser Data, as defined below, in the case of Purchaser proprietary and confidential information, and any information received with respect to the products of Seller Parent or its Subsidiaries or Purchaser or its Subsidiaries) disclosed to it by the other party, or accessible within Seller Parent’s information technology infrastructure, including the handling of such information in substantial compliance with applicable legal and regulatory requirements, including any privacy regulations, and in the same general manner as it handles and protects its own information that it considers proprietary and confidential.

5.2	During the term of this Agreement or any Separation Agreements, Purchaser’s access to the Seller Parties’ information technology infrastructure for applications and other data processing activities shall be through secured controlled processes determined by Seller Parent in its sole discretion, and shall be in accordance with Seller Parent’s and its Subsidiaries’ business control and information protection policies, standards and guidelines as may be modified from time to time. Except as set forth above and except to the extent otherwise provided for in the Purchase Agreement or in connection with third party agreements assigned to Purchaser pursuant to the Purchase Agreement, the Seller Parties shall not transfer to Purchaser, and Purchaser shall have no rights in or access to, application software/systems source code associated with shared systems through which the Seller Parties are providing Services to Purchaser hereunder. Purchaser shall not, through reverse engineering or any other technique or means, attempt to access such source code and will use the application software/systems only for their intended use. Any use of software applications as set forth herein will be subject to Seller Parent’s standard software license terms in accordance with the Purchase Agreement or any additional terms that may be referenced in an SA.

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5.3	Notwithstanding the foregoing, neither party will be prevented from disclosing information which is owned by such party or is (i) already known by the recipient party without an obligation of confidentiality; (ii) publicly known or becomes publicly known through no unauthorized act of the recipient party; (iii) rightfully received from a third party without an obligation of confidentiality; (iv) independently developed without use of the other party’s confidential information; (v) disclosed without similar restrictions to a third party by the party owning the confidential information; (vi) approved in writing by the other party for disclosure; or (vii) required to be disclosed pursuant to a requirement of a governmental agency or law, if the disclosing party provides the other party with notice of this requirement prior to disclosure.

6.	Ownership of Work Product, Intellectual Property and Data.

6.1	This Agreement and the performance of the Services hereunder will not affect the ownership of any assets (including Purchased Assets or Intellectual Property Rights) allocated in the Purchase Agreement. Except as provided herein, no party will gain, by virtue of the Services provided hereunder, by implication or otherwise, any rights of ownership of any property or Intellectual Property Rights owned by the other party as of the Effective Date. Unless otherwise specified herein or in an SA, Purchaser will own all of the Technology and other tangible work product, if any, delivered to any Recipient in connection with the Seller Parties’ performance of the Services (collectively, “Work Product”). Seller Parent will own any and all Intellectual Property Rights in and to such Work Product; provided, however, that Purchaser will own solely all Intellectual Property Rights in all Work Product created or made solely by any Malaysia Employees in the course of their performance of any Services. In the absence of any prior agreement in accordance with Section 2.2 setting forth the parties’ respective ownership rights in any such joint developments, Purchaser and Seller Parent will own jointly all Intellectual Property Rights in all Work Product created or made jointly by any Malaysia Employee, on the one hand, and any employee of a Seller Party or a Service Provider, on the other hand, in the performance of any Services. Except as otherwise agreed, each of Purchaser and Seller Parent may independently exploit any Intellectual Property Rights jointly owned pursuant to this provision independently of, and without accounting to, the other joint owner.

6.2	During and after the term of this Agreement, and upon the request of Purchaser, Seller Parties shall take such further actions, including execution and delivery of instruments of conveyance and the securing of all waivers of any moral (or equivalent) rights, as may be appropriate to give full and proper effect to Purchaser’s ownership of any Intellectual Property rights in any Work Product created or made by the Malaysia Employees.

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6.3	Notwithstanding any statement to the contrary contained in Section 6.1, Purchaser shall own all data assigned to Purchaser pursuant to the Purchase Agreement as well as any changes or additions thereto made on behalf of Purchaser in the performance of the Services. In addition, Purchaser will own any other data with respect to Purchaser, Purchaser’s Subsidiaries or the Purchased Assets to the extent (and only to the extent) such data is developed, processed, stored, used or generated by the Seller Parties (including the Malaysia Employees) on behalf of Purchaser, Purchaser’s Subsidiaries or the Purchased Assets, in the performance of the Services, or by the Malaysia Employees following the Closing (whether or not in the performance of the Services). All such data will collectively be referred to herein as “Purchaser Data.” The provisions of this Section 6.2 do not grant Purchaser any rights to any data that is not Purchaser Data concerning the Seller Parties, Seller Parent’s Subsidiaries or the Retained Business.

6.4	Subject to the terms and conditions of this Agreement, each of the Seller Parties, on behalf of itself and any Service Providers, grants to Purchaser and its Subsidiaries and Affiliates, under all of the Seller Parties’ Intellectual Property Rights in such Work Product, a fully paid-up, non-exclusive, worldwide license to use the Work Product solely for Purchaser’s internal business purposes, including the right to make a reasonable number of copies of the Work Product and to distribute such copies to its Subsidiaries and Affiliates as necessary to exercise the license rights granted herein, provided that Purchaser shall not remove, obscure, or alter any Seller Party or other proprietary rights notice affixed to or contained within the Work Product. The foregoing license is transferable by Purchaser only to an entity that succeeds to all or substantially all of the business or assets of Purchaser to which this Agreement relates. All rights not expressly granted herein by the Seller Parties with respect to its Intellectual Property Rights in and to the Work Product are hereby reserved.

7.	Indemnification; Limitation of Liabilities.

7.1	Indemnification by the Seller Parties. The Seller Parties, jointly and severally, shall defend and hold harmless each of the Purchaser Indemnified Parties from and against any and all claims, proceedings, suits or actions (each one, a “Claim”) brought by a third party against the Purchaser Indemnified Parties, and will indemnify them for all Purchaser Losses suffered or incurred by any Purchaser Indemnified Party arising from or in connection with such a Claim to the extent such a Claim is based on or alleges (i) gross negligence or willful misconduct on the part of the Seller Parties or any of their Subsidiaries or Service Providers; or (ii) any violation by the Seller Parties of wage and hour laws or other employment laws with respect to the Malaysia Employees.

7.2	Indemnification by Purchaser. Purchaser shall indemnify, defend and hold harmless each of the Seller Indemnified Parties from and against any and all Seller Losses suffered or incurred by any Seller Indemnified Party arising from or in connection with the provision of Services by the Seller Parties or any of their Subsidiaries or Service Providers pursuant to this Agreement; provided that the Seller Indemnified Parties shall not be entitled to indemnification for any Seller

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Losses pursuant to this Section 7.2 to the extent such Seller Losses resulted from the gross negligence or willful misconduct of the Seller Parties or any of their Subsidiaries or Service Providers.

7.3	Limitation of Liabilities. Except for a breach by either party of their confidentiality obligations, or a willful and material breach by the Seller Parties of their obligations under Section 2, in no event shall the Seller Parties’ or their Subsidiaries’ or Service Providers’ total liability to the Purchaser Indemnified Parties or any other Person under this Agreement, or Purchaser’s and its Subsidiaries’ total liability to the Seller Indemnified Parties or any other Person under this Agreement, for any action, regardless of the form of action, whether in tort or contract, arising under this Agreement exceed One Million Five Hundred Thousand Dollars ($1,500,000). Except for a breach by either party of their confidentiality obligations, in no event shall the Seller Parties, their Subsidiaries or Service Providers, or Purchaser or its Subsidiaries, be liable for any lost profits or consequential, punitive, special or indirect damages, except to the extent awarded to a third party by a court of competent jurisdiction with respect to a third party claim, regardless of the cause of action, even if a party has been advised of the possibility thereof.

8.	Dispute Resolution.

8.1	Dispute Resolution. In the event of any dispute between the Seller Parties and Purchaser with respect to this Agreement, each of Seller Parent and Purchaser shall designate an employee or other representative as its representative to attempt to resolve the dispute and each such representative will use reasonable commercial efforts to resolve the dispute promptly. If the individuals designated by Seller Parent and Purchaser are unable to resolve the dispute promptly, the dispute will be submitted to a member of senior management of each party. Such members of senior management will meet in person or by telephone conference at least once in the ten (10) business day period following the submission of the dispute to them and will use commercially reasonable efforts to resolve the dispute promptly. If such members of senior management are unable to resolve the dispute within fifteen (15) business days of the submission of the dispute to them, such dispute will be resolved in accordance with the procedures set forth in Section 11.1 of the Purchase Agreement with respect to disputes arising out the Purchase Agreement.

8.2	Audits. Seller Parent shall invoice Purchaser for the Services provided hereunder in accordance with the terms of this Agreement and shall provide reasonable documentation supporting the amounts owed. Purchaser shall have the right, upon reasonable advance notice, to audit of the books and records and systems of the Seller Parties (excluding systems of Service Providers) solely for the purpose of verifying the accuracy of the fees and costs relating to the Services and any Additional Services and to ensure compliance with this Agreement, provided, however, Purchaser may only conduct one discretionary audit, plus one additional audit if the initial discretionary audit reveals discrepancies between the terms of this Agreement and the fees and costs invoiced to Purchaser, or to the extent

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necessary to enable Purchaser to comply with Laws applicable to Purchaser (but in no event more than two audits in total during the term of this Agreement). Any such audit may be performed by the employees, independent accounting firm or other designated representative of Purchaser (including internal auditing personnel) at its sole cost and expense. Purchaser and its auditors may have access to any such books or records with respect to the Services and Additional Services, including process documentation and reports, and modifications thereto, in connection with developing, documenting and testing Purchaser processes and controls relating to the Services and Additional Services, including those related to the Sarbanes-Oxley Act, and in satisfying legal requirements relating to securities or debt issued by Purchaser and its affiliates. For the avoidance of doubt, each party is solely responsible for its own compliance with the Sarbanes-Oxley Act. The Seller Parties shall, at Purchaser’s expense, fully cooperate with the auditing party’s representatives to accomplish the audit as expeditiously as possible. The Seller Parties shall maintain all relevant books and records in accordance with their document retention policies, but in any event no less than three (3) years after the Termination Date.

9.	Term, Extension and Termination.

9.1	Term. This Agreement shall become effective on the Effective Date and, unless sooner terminated in accordance with the terms hereof, including Sections 1.2 and 9.3, shall continue in effect until the six (6) month anniversary of the Closing Date (the “Initial Termination Date”) except as otherwise provided in this Section 9. All Services will be terminated on the Initial Termination Date or as specified in the applicable Separation Agreement or as otherwise provided for herein (including in Sections 1.2 and 9.3), unless the term of this Agreement is extended for an additional Extension Period as provided in Section 9.2 below.

9.2	Extension of SAs and the Agreement. Subject to Purchaser’s payment of the increased fees associated with each Extension Period as set forth in Annex A, Purchaser shall have the right to extend the term of this Agreement for three (3) additional one-month periods (each such extension, an “Extension Period”) by delivery of a written notice to Seller Parent at least thirty (30) days prior to the Initial Termination Date or the expiration of the applicable Extension Period. For purposes hereof, the “Termination Date” shall be the Initial Termination Date or, if there is one or more Extension Period, the last day of the final Extension Period.

9.3	Termination. This Agreement, any individual SA or any individual Service under this Agreement or any SA may be terminated prior to the Termination Date in accordance with any of the following provisions:

9.3.1	By mutual written consent of the Seller Parties and Purchaser;

9.3.2	By Purchaser upon at least thirty (30) days prior written notice (which notice shall specify the date such Service or agreement is to terminate);

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9.3.3	By either party entitled to the benefit of the performance of any of the obligations under this Agreement (the “Non Defaulting Party”), if the other party (the “Defaulting Party”) shall fail to perform or default in such performance in any material respect, subject to compliance with the remainder of this paragraph. The Non Defaulting Party shall give written notice to the Defaulting Party specifying the nature of such failure or default and stating that the Non Defaulting Party intends to terminate this Agreement or the applicable SA or Service with respect to the Defaulting Party if such failure or default is not cured within thirty (30) days after receipt of such written notice. If any failure or default so specified is not cured within such period, the Non Defaulting Party may elect to immediately terminate this Agreement or the applicable SA or Service with respect to the Defaulting Party; provided, however, that if the failure or default relates to a dispute contested in good faith by the Defaulting Party, the Non Defaulting Party may not terminate this Agreement or the applicable SA or Service pending the resolution of such dispute in accordance with Section 8 hereof. Such termination shall be effective upon giving a written notice of termination from the Non Defaulting Party to the Defaulting Party and shall be without prejudice to any other remedy which may be available to the Non Defaulting Party against the Defaulting Party;

9.3.4	Automatically, without notice by or to either party, if: (i) Purchaser shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its properties, (2) make a general assignment for the benefit of its creditors, (3) commence a voluntary case under the United States Bankruptcy Code, as now or hereafter in effect (the “Bankruptcy Code”), (4) file a petition seeking to take advantage of any law (the “Bankruptcy Laws”) relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts, (5) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in any involuntary case under the Bankruptcy Code, or (6) take any corporate action for the purpose of effecting any of the foregoing; or (ii) a proceeding or case shall be commenced against Purchaser in any court of competent jurisdiction, seeking (1) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (2) the appointment of a trustee, receiver, custodian, liquidator or the like of Purchaser or of all or any substantial part of its assets, or (3) similar relief under any Bankruptcy Laws, or an order, judgment or decree approving any of the foregoing shall be entered and continue unstayed for a period of ninety (90) days, or an order for relief against Purchaser shall be entered in an involuntary case under the Bankruptcy Code;

9.3.5	By Seller Parent, effective immediately upon notice to Purchaser, if any of the following shall occur: (i) the sale, transfer or other

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disposition of all or substantially all of the assets of Purchaser on a consolidated basis to any competitor of Seller Parent or (ii) any competitor of Seller Parent acquires beneficial ownership of a majority of the outstanding shares of common stock of Purchaser; or

9.4	Effect of Termination. The parties specifically agree and acknowledge that (i) all obligations of the Seller Parties to provide each Service hereunder, and all obligations of Purchaser to pay any Monthly Fees or other fees associated with each Service hereunder (other than any accrued and unpaid Monthly Fees or other fees), shall immediately cease upon the earlier of the Termination Date or the date of termination of such Service pursuant to Section 1.2 or 9.3 or the terms of the applicable SA, and (ii) the Seller Parties’ obligations to provide all of the Services for which the Seller Parties are responsible hereunder, and Purchaser’s obligations to pay any Monthly Fees or other fees associated with such Services (other than any accrued and unpaid Monthly Fees or other fees), shall immediately cease upon the termination of this Agreement.

9.5	Survival. Notwithstanding the expiration or early termination of this Agreement or any Services hereunder, Sections 3.3, 5 through 8, 9.4, this Section 9.5, and Sections 11 through 29 will survive.

10.	Personnel Matters.

10.1	Access to the Seller Parties’ Facilities. The Seller Parties and Purchaser agree that the Malaysia Employees may remain at the Seller Parties’ facilities until the Malaysia Closing. Purchaser will not permit any of its employees, agents or subcontractors to perform any activities at the Seller Parties’ facilities without Seller Parent’s prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed). Purchaser will ensure that all obligations imposed upon Purchaser pursuant to this Agreement are similarly imposed upon any authorized agent of Purchaser. Purchaser’s execution of any subcontracts or other agreements with any agents, subcontractors or other third Parties will not relieve, waive or diminish any obligation that Purchaser may have to the Seller Parties under this Agreement.

10.2	Access to Computer Systems. During the term of this Agreement, the Transferred Employees and any other employees, agents or subcontractors of Purchaser who are authorized by Seller Parent (collectively, “On-Site Personnel”) may have such access to the computer systems and related equipment of the Seller Parties as is necessary to fulfill the activities directly related to this Agreement; provided, however, that the Seller Parties may restrict such access to protect commercially sensitive resources and maintain the confidentiality of their other businesses.

10.3	Wages, Payroll Taxes, Benefits and Services. From and after the Closing Date, Purchaser will be solely responsible for the payment of all wages, benefits, social security, unemployment or similar expenses and taxes for all On-Site Personnel.

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10.4	Identification and Activities of On-Site Personnel. The Seller Parties will provide identification badges to On-Site Personnel that identify the On-Site Personnel as non-employees of the Seller Parties. Purchaser will use commercially reasonable efforts to ensure that such On-Site Personnel conspicuously display such badges at all times when present at the Seller Parties’ facility. In addition, to the extent provided by the Seller Parties to Purchaser in writing, Purchaser will use commercially reasonable efforts to ensure that On-Site Personnel are informed of and comply with all written restrictions and prohibitions associated with Purchaser’s use of the Seller Parties’ facilities, including without limitation the restriction that such On-Site Personnel may not participate in any activity reserved for the Seller Parties’ employees (e.g., use of exercise and sport facilities; participation in sponsored network groups, athletic leagues or teams; attendance at social events reserved for the Seller Parties’ employees; participation in staff meetings led by the Seller Parties), and the restrictions provided by the Confidentiality Agreement.

10.5	Conduct. Purchaser will be solely responsible for the proper conduct of all On-Site Personnel. Upon the written request from an authorized representative of the Seller Parties that any On-Site Personnel be removed for misconduct, Purchaser will remove such On-Site Personnel as soon as practicable from the Seller Parties’ facilities, and will provide written confirmation of such removal. Purchaser will also take possession and return such On-Site personnel’s badge identification to Seller Parent as soon as practicable. Seller Parent will not be notified of or participate in any disciplinary action regarding any On-Site Personnel.

11.	Independent Contractor. The parties hereto understand and agree that this Agreement does not make either of them an agent or legal representative of the other for any purpose whatsoever. No party is granted, by this Agreement or otherwise, any right or authority to assume or create any obligation or responsibilities, express or implied, on behalf of or in the name of any other party, or to bind any other party in any manner whatsoever. The parties expressly acknowledge (i) that each Seller Party is an independent contractor with respect to Purchaser in all respects, including, without limitation, the provision of the Services, and (ii) that the parties are not partners, joint venturers, employees or agents of or with each other.

12.	Beneficiary of Services; No Third Party Beneficiaries. No provision of this Agreement shall give or be construed to give any person other than the parties hereto, the Recipients, the Purchaser Indemnified Parties and the Seller Indemnified Parties any legal or equitable rights hereunder, whether as a third party beneficiary or otherwise. The Seller Parties and Purchaser agree that the Services will be provided solely to, and will be used solely by, the Recipients and, to the extent reasonably necessary and appropriate with respect to particular Services, Purchaser’s suppliers. Except as set forth in Section 17, the Recipients shall not resell or provide the Services to any other Person, or permit the use of the Services by any Person other than the Recipients.

13.	Force Majeure. Neither party will be held liable to the other for any delay or failure of performance to the extent such delay or failure results from events beyond that party’s

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control, including without limitation acts of God, earthquakes, fires, floods, civil disturbance, and lawful governmental action (a “Force Majeure Event”). The party claiming suspension due to a Force Majeure Event shall give prompt notice to the other party hereto of the occurrence of the Force Majeure Event giving rise to the delay or failure to perform under this Agreement and of its nature and anticipated duration, and such party will use its reasonable efforts to cure the cause of the delay or failure to perform promptly and shall resume performance as soon as the Force Majeure Event has ended. The Seller Parties will make available to the Recipients during the continuance of any Force Majeure Event, at cost if the Force Majeure occurs prior to the Initial Termination Date and at cost plus ten percent (10%) if the Force Majeure occurs during any Extension Period, the remedies and relief for the affected Services that the Seller Parties would have made available to the Business prior to Closing; provided, however, that the Seller Parties will not be required to give priority to or favor the businesses of the Recipients over their own businesses or those of any of their Subsidiaries or divisions in the course of making any of the aforementioned remedies or relief available to the Recipients.

14.	Entire Agreement. This Agreement (including the Annexes hereto), any SAs entered into in connection with this Agreement, and the Purchase Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof.

15.	Amendment; Waiver. This Agreement may be amended, and any provision of this Agreement may be waived, if but only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Seller Parties and Purchaser, or in the case of a waiver, by the party against whom the waiver is effective. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

16.	Notices. All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person or by private courier with receipt, when telefaxed and received, or three (3) days after being deposited in the United States mail, first-class, registered or certified, return receipt requested, with postage paid. Such communications will be given to the persons identified in Section 11.2 of the Purchase Agreement, or to such other address as any such party shall designate by written notice to the other party hereto.

17.	Non Assignability.

17.1	Except as provided in Section 17.2 below, neither party may, directly or indirectly, in whole or in part, neither by operation of law or otherwise, assign or transfer this Agreement without the other party’s prior written consent. Any (i) consolidation, merger, recapitalization or liquidation involving a party hereto pursuant to which such party’s stockholders immediately prior to such consolidation, merger, recapitalization or liquidation own, immediately after such consolidation, merger, recapitalization or liquidation securities representing less

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than 50% of the combined voting power of all voting securities of the surviving entity; (ii) transaction or series of related transactions as a result of which securities representing 50% or more of the combined voting power of all voting securities of a party hereto are sold, conveyed, transferred, assigned or pledged, either directly or indirectly, to persons other than such party’s stockholders immediately prior to such transaction or series of transactions; or (iii) sale, conveyance, transfer or assignment, either directly or indirectly, of all or substantially all of the assets of a party hereto, in one transaction or a series of related transactions, to a person that does not control, is not controlled by and is not under common control with such party, will be considered an assignment for the purposes of this Agreement. Any attempted assignment, transfer or delegation without such prior written consent will be void.

17.2	This Agreement will be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

18.	Definitions and Rules of Construction.

18.1	This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

18.2	Whenever the words “include,” “including,” or “includes” appear in this Agreement, they shall be read to be followed by the words “without limitation” or words having similar import.

18.3	As used in this Agreement, the plural shall include the singular and the singular shall include the plural.

19.	Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes hereof, provided that receipt of copies of such counterparts is confirmed. This Agreement shall become effective when each party has received a counterpart hereof signed by the other party hereto.

20.	Section Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

21.	No Publication. Neither party may publicize or disclose to any third party, without the written consent of the other party, the terms of this Agreement. Without limiting the generality of the foregoing sentence, no press releases may be made without the mutual written consent of each party.

22.	Annexes and SAs. The Annexes and SAs shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. In the event of any inconsistency between the terms of any Annex or SA and the terms set forth in the main body of this Agreement, the terms of this Agreement shall govern unless expressly stated otherwise in an SA.

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23.	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purpose and intent of such invalid, illegal or unenforceable provision.

24.	Subcontractors and Outsourcing. Notwithstanding anything to the contrary herein subject to Section 3, the Seller Parties shall have the right to subcontract or outsource any of its obligations hereunder upon written notice to Purchaser.

25.	Other Agreements. This Agreement is not intended to amend or modify, and should not be interpreted to amend or modify in any respect the rights and obligations of Seller Parent and Purchaser under the Purchase Agreement and any other Transaction Documents.

26.	Taxes. All amounts expressed herein and in any SA are exclusive of value added taxes, sales taxes and any other similar taxes. Purchaser will be responsible for all taxes (other than taxes based on net income or net profits of the Seller Parties or their employees) imposed by applicable taxing authorities on the procurement of Services hereunder. If Seller or any of its Subsidiaries are required to pay such taxes, Purchaser shall promptly reimburse the Seller therefore.

27.	Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of Delaware.

28.	Time is of the Essence. Time is of the essence under this Agreement.

29.	Specific Performance. The parties hereto hereby acknowledge, recognize and agree that (i) the Services are unique services that cannot be duplicated because of the Seller Parties’ unique know how and knowledge of the operations of the Business and (ii) irreparable injury may result to the non-breaching party and its business if the other party breaches any provision of this Agreement such that money damages alone would not be a sufficient remedy for any such breach. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

30.	Continuity of Services. In the event of a dispute between the Seller Parties and Purchaser (other than a dispute initiated by a Seller Party as a result of Purchaser’s non-payment of any fees, costs or other charges referenced in Section 4), the Seller Parties will continue to perform the Services under this Agreement in good faith, subject to Purchaser’s pre-

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payment of the likely fees associated with such Services, for a period of thirty (30) days following the beginning of such dispute, unless this Agreement expires or is terminated in accordance with its terms prior to the expiration of such thirty (30) day period.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AVAGO TECHNOLOGIES LIMITED

By:
Name:
Title:

AVAGO TECHNOLOGIES (MALAYSIA) SDN. BHD.

By:
Name:
Title:

[SELLER PARTIES’ SIGNATURE PAGE TO MSA – PURCHASER’S SIGNATURE PAGE FOLLOWS]

MICRON TECHNOLOGY, INC.

By:
Name:
Title:

[PURCHASER’S SIGNATURE PAGE TO MSA]

EXHIBIT I

FORM OF JOINDER TO PURCHASE AND SALE AGREEMENT

THIS JOINDER TO THE PURCHASE AND SALE AGREEMENT (this “Joinder”) effecting a joinder to the Purchase and Sale Agreement, dated as of November 17, 2006 (the “Purchase Agreement”), by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Seller”), Avago Technologies Sensor (U.S.A.) Inc., a Delaware corporation (“U.S. R&D”), each Subsidiary of Seller Parent that executes a joinder to the Purchase Agreement pursuant to Section 6.8(b) thereof, and Micron Technology, Inc., a Delaware corporation (“Purchaser”), is entered into as of                     , 2006, by and among Seller Parent, Seller, U.S. R&D, Purchaser and                                 , a Subsidiary of Seller Parent (the “Other Seller”).

1. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

2. Joinder. The Other Seller hereby joins in and becomes a party to the Purchase Agreement as if it were an original party thereto and becomes jointly and severally bound with the other Seller Parties for all terms, conditions, representations, warranties, covenants, and agreements applicable to the Seller Parties, as more fully set forth in the Purchase Agreement, a copy of which is attached hereto as Exhibit A.

3. Representations and Warranties. The Other Seller represents to the Purchaser that the representations and warranties set forth in Article IV of the Purchase Agreement are true and correct as to the Other Seller as if such representations and warranties were fully set forth in this Section 3 as of the date hereof.

4. Counterparts. This Joinder may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 7.

5. Governing Law. This Joinder and all claims arising out of this Joinder shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of Delaware.

6. Purchase Agreement Controls. If any provision of this Joinder is in conflict with or inconsistent with any provision of the Purchase Agreement, the provisions of the Purchase Agreement shall control.

7. Binding Effect. This Joinder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

[Signature Page Follows]

2

IN WITNESS WHEREOF, this Joinder to Purchase Agreement has been duly executed and delivered by the parties as of the date first above written.

SELLER

By:
Name:
Title:

SELLER PARENT

By:
Name:
Title:

U.S. R&D

By:
Name:
Title:

OTHER SELLER

By:
Name:
Title:

PURCHASER

By:
Name:
Title:

[SIGNATURE PAGE TO JOINDER]

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EXHIBIT A

PURCHASE AND SALE AGREEMENT

The Purchase and Sale Agreement is attached hereto.

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EXHIBIT J

FORM OF AVAGO GENERAL IP LICENSE AGREEMENT

This AVAGO GENERAL IP LICENSE AGREEMENT (the “Agreement”) between AVAGO TECHNOLOGIES GENERAL IP (SINGAPORE) PTE. LTD., a Singapore corporation (“General IP”), and MICRON TECHNOLOGY, INC., a Delaware corporation (“Purchaser”), is effective as of the Closing Date (as defined in the Purchase Agreement).

WHEREAS, General IP and certain Affiliates (as defined in the Purchase Agreement) of General IP are engaged in, among other things, the Business (as defined in the Purchase Agreement);

WHEREAS, certain of the Affiliates of General IP (the “Seller Parties”), including Avago Technologies Sensor IP PTE, Ltd. (“Sensor IP”) and Avago Technologies Sensor (U.S.A.), Inc. (“Sensor USA”), and Purchaser have entered into a Purchase and Sale Agreement, dated as of November 17, 2006 (“Purchase Agreement”), pursuant to which Purchaser shall purchase and assume, and the Seller Parties shall sell, transfer and assign certain equity, assets and liabilities of the Business to Purchaser; and

WHEREAS, as part of the foregoing, General IP desires to license to Purchaser certain of its and its Affiliates’ Intellectual Property Rights that have not been or will not be assigned to Purchaser under the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the parties, and of good and valuable consideration, it is agreed by and between the parties as follows:

ARTICLE I

DEFINITIONS

For the purpose of this Agreement the following capitalized terms are defined in this Article I and shall have the meaning specified in this Article I. Other terms that are capitalized but not specifically defined in this Agreement shall have the meaning set forth in the Purchase Agreement.

1.1 CONFIDENTIAL INFORMATION. “Confidential Information” has the meaning set forth in Article V.

1.2 FIRST EFFECTIVE FILING DATE. “First Effective Filing Date” means the earliest effective filing date in the particular country for any Patent or any application for any Patent. By way of example, it is understood that the First Effective Filing Date for a United States Patent is the earlier of (a) the actual filing date of the United States Patent application which issued into such Patent, (b) the priority date under 35 U.S.C. § 119 for such Patent, or (c) the priority date under 35 U.S.C. § 120 for such Patent.

1.3 IMPROVEMENTS. “Improvements” to Technology means (a) with respect to Copyrights, any modifications, derivative works, and translations of works of authorship; (b) with respect to Database Rights, any database that is created by extraction or re-utilization of another database; and (c) with respect to Mask Works, Trade Secrets and other Intellectual Property Rights included within the definition of Technology and not covered by Section 1.3(a) – (b) above, any improvements of Technology. For the purposes of clarification, an item of Technology will be deemed to be an Improvement of another item of Technology only if it is actually derived from such other item of Technology and not merely because it may have the same or similar functionality or use as such other item of Technology.

1.4 LICENSED BUSINESS PATENTS. “Licensed Business Patents” means:

(a) every Patent other than design patents to the extent entitled to a First Effective Filing Date prior to the Closing Date, provided that General IP (or any Subsidiary or Affiliate of General IP):

(i) has ownership or control of such Patent; or

(ii) otherwise has the right under such Patent to grant licenses of the type and on the terms herein granted by General IP without the obligation to pay royalties or other consideration to Third Parties; and

(iii) is not restricted from granting a license under such Patents by any other agreements; and

(b) applications for the foregoing Patents described in Section 1.4, including without limitation any continuations, continuations-in-part, divisions and substitutions.

1.5 LICENSED IMAGE SENSOR PRODUCTS. “Licensed Image Sensor Products” means a CMOS photosensitive silicon array for capturing images, having an analog or digital output. A Licensed Image Sensor Product may also include an on-board/on-chip A/D converter and an image processor that is either on-board/on-chip or separate, wherein the image process corrects the output signal, for example, to demosaic, color balance, gamma correct or otherwise compensate such output signal. Notwithstanding the foregoing, Licensed Image Sensor Products shall not be construed to include Optical Mouse Sensors, Miniature Surface Mount Ambient Light Photo Sensors, Miniature Surface Mount Proximity Sensors, or any other sensor device designed to capture light or images at less than VGA resolution and which are not intended primarily for human viewing.

1.6 PURCHASER’S FIELD OF USE. “Purchaser’s Field of Use” means the field of the Business as currently or hereafter conducted, including the design, manufacture, supply, distribution, sale, support, and maintenance of Purchaser Products.

1.7 PURCHASER PRODUCTS. “Purchaser Products” means Avago Sensor Products (as defined in the Purchase Agreement) sold by General IP and its Subsidiaries, or after the Closing, Licensed Image Sensor Products made by or for the Purchaser or any of its Affiliates, and all modified versions of any of the foregoing, any reasonably foreseeable extensions or improvements to any of the foregoing, or any new Licensed Image Sensor Products that are developed after the Closing, that are made or sold by or for Purchaser or its Subsidiaries or Affiliates after the Closing as Licensed Image Sensor Products.

1.8 GENERAL IP’S FIELD OF USE. “General IP’s Field of Use” means the business of General IP and its Subsidiaries and Affiliates, as currently or hereafter conducted, other than Licensed Image Sensor Products. Notwithstanding the foregoing, and subject to Section 6.9(d) of the Purchase Agreement, General IP’s Field of Use shall include the design, manufacture, supply, distribution, sale, support and maintenance of products which provide the functionality of Licensed Image Sensor Products but only to the extent that such functionality is designed into the products of the Retained Business, is incidental to the design, manufacture or sale of the products of the Retained Business, or is necessary to achieve the functionality inherent in the products of the Retained Business.

1.9 GENERAL IP PRODUCTS. “General IP Products” means any and all products and services of the businesses in which General IP or any of its Subsidiaries or Affiliates is now or hereafter engaged (including the business of making (but not having made) Third Party products for Third Parties when General IP or any of its Subsidiaries or Affiliates is acting as a contract manufacturer or foundry for such Third Parties), other than Licensed Image Sensor Products. Notwithstanding the foregoing, General IP’s Products shall include products providing the functionality of Licensed Image Sensor Products but only to the extent that such functionality is designed into products of the Retained Business, is incidental to the design, manufacture or sale of products of the Retained Business, or is necessary to achieve the functionality inherent in products of the Retained Business.

1.10 RETAINED BUSINESS. “Retained Business” means the design, manufacture, supply, distribution, sale, support and maintenance by General IP or its Subsidiaries and Affiliates of sensor products that are designed to capture light or images at less than VGA resolution, including without limitation Optical Mouse Sensors, Miniature Surface Mount Ambient Light Photo Sensors and Miniature Surface Mount Proximity Sensors. In addition, Retained Business includes the manufacture of the C2700 and C3860 Avago Sensor Products and the sale of such products to Flextronics International, Ltd. by General IP or its Subsidiaries and Affiliates as contemplated by Section 6.9(d) of the Purchase Agreement.

1.11 THIRD PARTY. “Third Party” means a Person other than General IP and its Subsidiaries and Affiliates or Purchaser and its Subsidiaries and Affiliates.

1.12 THIRD PARTY INTELLECTUAL PROPERTY RIGHTS. “Third Party Intellectual Property Rights” means any Intellectual Property Right owned by or licensed through a Third Party other than Patents, and includes Copyrights, Trademarks, Trade Secrets, Internet Properties, Industrial Designs, Database Rights, Mask Works, and any similar, corresponding or equivalent rights to any of the foregoing any where in the world that are owned by or licensed from a Third Party. For example, a Third Party Copyright is a Copyright owned by or licensed from a Third Party.

ARTICLE II

PATENT LICENSE GRANTS

2.1 LICENSE GRANTS TO PURCHASER. General IP grants, on behalf of itself and its appropriate Subsidiaries and Affiliates, effective as of the Closing Date to Purchaser, under the Licensed Business Patents, an irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and non-transferable (except as set forth in Section 9.12 hereof) license, with right of sublicense as set forth below, to make (including the right to practice methods, processes and procedures), have made, use, lease, sell, offer for sale and import Purchaser Products solely within the Purchaser’s Field of Use. With respect to those Licensed Business Patents owned by a Third Party, the license grant set forth in this Section shall be subject to the limitations set forth in the relevant license agreement between General IP and such Third Party.

2.2 SUBLICENSE RIGHTS OF PURCHASER.

(a) Subject to Sections 2.2(b) and (c) below and to Section 2.3, Purchaser may grant sublicenses to its respective Subsidiaries and Affiliates within the scope of its respective license granted in Section 2.1 (with no right to grant further sublicenses other than, in the case of a sublicensed Subsidiary or Affiliates, to another Subsidiary or Affiliate of Purchaser).

(b) Any sublicense under Section 2.2(a) may be made effective retroactively, but not prior to the sublicensee becoming a Subsidiary or Affiliate of Purchaser.

(c) The right of sublicense granted in this Section 2.2 shall not apply to any entity which was not a Subsidiary or Affiliate of Purchaser as of the Effective Date, but which later so qualifies if, at the time of such qualification, such entity is then engaged in litigation with General IP.

2.3 HAVE MADE RIGHTS OF PURCHASER. Purchaser understands and acknowledges that the “have made” rights granted to it in Section 2.1, and the sublicenses of such “have made” rights granted pursuant to Section 2.2, are intended to cover only the products of Purchaser and its Subsidiaries and Affiliates (including private label or OEM versions of such products), and are not intended to cover foundry or contract manufacturing activities that Purchaser may undertake through Third Parties for Third Parties.

2.4 LICENSE GRANTS BACK TO GENERAL IP. Purchaser, on behalf of itself and its appropriate Subsidiaries and Affiliates, grants back to General IP, under the Patents included in the Transferred Business Intellectual Property (excluding all design patents included therein), an irrevocable, non-exclusive, worldwide, fully-paid, royalty-free, and non-transferable (except as set forth in Section 9.12 hereof) license, with right of sublicense as set forth below, solely within General IP’s Field of Use, to make (including the right to practice methods, processes and procedures), have made, use, lease, sell, offer for sale and import General IP Products.

2.5 SUBLICENSE RIGHTS OF GENERAL IP.

(a) Subject to Sections 2.5(b) and (c) below and to Section 2.6, General IP may grant sublicenses to its respective Subsidiaries and Affiliates within the scope of its respective license hereunder (with no right to grant further sublicenses other than, in the case of a sublicensed Subsidiary or Affiliate, to another Subsidiary or Affiliate of General IP).

(b) Any sublicense under Section 2.5(a) may be made effective retroactively, but not prior to the sublicensee becoming a Subsidiary or Affiliate of General IP.

(c) The right of sublicense granted in this Section 2.5 shall not apply to any entity which was not a Subsidiary or Affiliate of General IP as of the Effective Date, but which later so qualifies if, at the time of such qualification, such entity is then engaged in litigation with Purchaser.

2.6 HAVE MADE RIGHTS OF GENERAL IP. General IP understands and acknowledges that the “have made” rights granted to it in Section 2.4, and the sublicenses of such “have made” rights granted pursuant to Section 2.5, are intended to cover only the products of General IP and its Subsidiaries and Affiliates, and are not intended to cover foundry or contract manufacturing activities that General IP may undertake through Third Parties for Third Parties.

2.7 DURATION.

(a) All licenses granted herein with respect to each Patent shall expire upon the expiration of the term of such Patent; provided, however, that licenses for those Licensed Business Patents owned by a Third Party shall expire on the expiration of the term of the relevant license agreement between General IP and such Third Party.

(b) All sublicenses granted pursuant to this Agreement to a particular Subsidiary or Affiliate of a party shall terminate the date that the Subsidiary or Affiliate ceases to be a Subsidiary or Affiliate of that party.

2.8 RELEASE. General IP and Purchaser, on behalf of themselves and their past, present and future Subsidiaries and Affiliates, hereby forever release and discharge the other party, and its Subsidiaries and Affiliates existing as such as of the Effective Date, from and against any all causes of action, claims, demands, liabilities and damages that could have been alleged (a) by General IP on or before the Effective Date based upon any alleged or actual infringement, misappropriation or other violation by Purchaser, or its Subsidiaries or Affiliates existing as such as of the Effective Date, of any Licensed Business Technology or Licensed Business Patents arising from their respective activities relating to the manufacture, sale or use of Licensed Image Sensor Products prior to the Effective Date, or (b) by Purchaser on or before the Effective date based upon any alleged or actual infringement, misappropriation or other violation by General IP, or its Subsidiaries or Affiliates existing as such as of the Effective Date, of any Intellectual Property Rights of Purchaser, its Subsidiaries or Affiliates arising from their respective activities relating to the manufacture, sale or use of Licensed Image Sensor Products prior to the Effective Date.

ARTICLE III

OTHER LICENSE GRANTS

3.1 LICENSE TO PURCHASER.

(a) General IP grants, on behalf of itself and its appropriate Subsidiaries and Affiliates, effective as of the Closing Date to Purchaser and its Subsidiaries the following irrevocable, non-exclusive, worldwide, fully paid, royalty-free and non-transferable (except as specified in Section 9.12 below) licenses, with right of sublicense as set forth below, under its and their applicable Intellectual Property Rights as well as sublicensable Third Party Intellectual Property Rights, solely within the Purchaser’s Field of Use:

(i) under its and their Copyrights and sublicensable Third Party Copyrights in and to the Licensed Business Technology, (A) to reproduce and have reproduced the works of authorship included in such Licensed Business Technology and Improvements thereof prepared by or for Purchaser, in whole or in part, in order to create or as part of Purchaser Products, (B) to prepare Improvements or have Improvements prepared for it based upon the works of authorship included in such Licensed Business Technology in order to create Purchaser Products, (C) to distribute (by any means and using any technology, whether now known or unknown, including without limitation electronic transmission) copies of the works of authorship included in such Licensed Business Technology and Improvements thereof prepared by or for Purchaser as part of Purchaser Products, and (D) to perform (by any means and using any technology, whether now known or unknown, including without limitation electronic transmission) and display the works of authorship included in such Licensed Business Technology and Improvements thereof prepared by or for Purchaser, as part of Purchaser Products;

(ii) under its and their Database Rights and sublicensable Third Party Database Rights in and to the Licensed Business Technology, to develop or have developed Improvements and to extract data from the databases included in such Licensed Business Technology and such Improvements and to re-utilize such data to design, develop, manufacture and have manufactured Purchaser Products and to sell such Purchaser Products that incorporate such data, databases and Improvements thereof prepared by or for Purchaser;

(iii) under its and their Mask Works and sublicensable Third Party Mask Works in and to the Licensed Business Technology, (A) to develop or have developed Improvements and to reproduce and have reproduced mask works and semiconductor topologies included in such Licensed Business Technology and embodied in Purchaser Products by optical, electronic or any other means, (B) to import or distribute a product in which any such mask work or semiconductor topology is embodied, and (C) to induce or knowingly to cause a Third Party to do any of the acts described in Sections 3.1(a)(iii)(A) and (B) above; and

(iv) under its and their Trade Secrets and Industrial Designs and sublicensable Third Party Trade Secrets and Industrial Designs in and to the Licensed

Business Technology, to develop or have developed Improvements and to use such Licensed Business Technology and Improvements thereof prepared by or for Purchaser to design, develop, manufacture and have manufactured, offer to sell, sell, support, and maintain Purchaser Products and make Improvements to Purchaser Products.

(b) With respect to Licensed Business Technology owned by a Third Party, the license grant set forth in this Section 3.1 shall be subject to the limitations set forth in the relevant license agreement between General IP and such Third Party.

(c) Without limiting the generality of the foregoing licenses granted in Section 3.1(a) above, with respect to software included within the Licensed Business Technology, such licenses include the right to use, modify, and reproduce such software and Improvements thereof made by or for Purchaser or its Subsidiaries or Affiliates to create Purchaser Products, in source code and object code form, and to sell and maintain such software and Improvements thereof made by or for Purchaser or its Subsidiaries, in source code and object code form, as part of Purchaser Products.

(d) The foregoing licenses in this Section 3.1 include the right to have contract manufacturers and foundries manufacture Purchaser Products for Purchaser.

(e) Purchaser may grant sublicenses within the scope of the licenses granted under Sections 3.1(a) and (b) above as follows:

(i) Purchaser may grant sublicenses to its Subsidiaries and Affiliates for so long as they remain its Subsidiaries or Affiliates, with no right to grant further sublicenses other than, in the case of a sublicensed Subsidiary or Affiliate, to another Subsidiary or Affiliates of such party; provided that any such sublicense may be made effective retroactively but not prior to the sublicensee becoming a Subsidiary or Affiliate, and provided further that the right of sublicense granted in this Section 3.1 shall not apply to any entity which was not a Subsidiary or Affiliate of Purchaser as of the Effective Date, but which later so qualifies if, at the time of such qualification, such entity is then engaged in litigation with General IP; and

(ii) Purchaser and its Subsidiaries and Affiliates may grant sublicenses with respect to Purchaser Products in the form of software, in object code and source code form, to its distributors, resellers, OEM customers, VAR customers, VAD customers, systems integrators and other channels of distribution and to its end user customers.

3.2 LICENSE BACK TO GENERAL IP.

(a) Purchaser, on behalf of itself and its appropriate Subsidiaries and Affiliates, grants to General IP and its Subsidiaries and Affiliates the following personal, irrevocable, non-exclusive, worldwide, fully paid, royalty-free and non-transferable (except as specified in Section 9.12 below) licenses, under its and their rights in Copyrights, Database Rights, Trade Secrets and Industrial Designs in and to the Transferred Business Technology, as applicable, together with the right to sublicense to Third Parties subject to the terms of this agreement, solely within General IP’s Field of Use:

(i) under its and their Copyrights in and to the Transferred Business Technology, (A) to reproduce and have reproduced the works of authorship included in the Transferred Business Technology and Improvements thereof prepared by or for General IP, in whole or in part, in order to create or as part of General IP Products, (B) to prepare Improvements or have Improvements prepared for it based upon the works of authorship included in the Transferred Business Technology in order to create General IP Products, (C) to distribute (by any means and using any technology, whether now known or unknown, including without limitation electronic transmission) copies of the works of authorship included in the Transferred Business Technology and Improvements thereof prepared by or for General IP as part of General IP Products, and (D) to perform (by any means and using any technology, whether now known or unknown, including without limitation electronic transmission) and display the works of authorship included in the Transferred Business Technology and Improvements thereof prepared by or for General IP, as part of General IP Products;

(ii) under its and their Database Rights in and to the Transferred Business Technology, to develop or have developed Improvements and to extract data from the databases included in the Transferred Business Technology and such Improvements and to re-utilize such data to design, develop, manufacture and have manufactured General IP Products and to sell such General IP Products that incorporate such data, databases and Improvements thereof prepared by or for General IP;

(iii) under its and their Trade Secrets and Industrial Designs in and to the Transferred Business Technology, to use the Transferred Business Technology and Improvements thereof prepared by or for General IP to design, develop, to manufacture and have manufactured, offer to sell, sell, support and maintain General IP Products and make Improvements to such General IP Products.

(b) Without limiting the generality of the foregoing licenses granted in Section 3.2(a) above, with respect to software included within the Transferred Business Technology, such licenses include the right to use, modify, and reproduce such software and Improvements thereof made by or for General IP or its Subsidiaries and Affiliates to General IP Products, in source code and object code form, and to sell and maintain such software and Improvements thereof made by or for General IP or its Subsidiaries and Affiliates, in source code and object code form, as part of General IP Products.

(c) The foregoing licenses in this Section 3.2 include the right to have contract manufacturers and foundries manufacture General IP Products for General IP and its Subsidiaries and Affiliates.

(d) General IP may grant sublicenses within the scope of the licenses granted under Sections 3.2(a) and (b) above as follows:

(i) General IP may grant sublicenses to its Subsidiaries and Affiliates for so long as they remain its Subsidiaries and Affiliates, with no right to grant further sublicenses other than, in the case of a sublicensed Subsidiary or Affiliate, to another Subsidiary or Affiliate of such party; provided that any such sublicense may be made effective retroactively but not prior to the sublicensee becoming a Subsidiary or Affiliate, and provided further that the right of sublicense granted in this Section 3.2 shall not apply to any entity which was not a Subsidiary or Affiliate of General IP as of the Effective Date, but which later so qualifies if, at the time of such qualification, such entity is then engaged in litigation with Purchaser; and

(ii) General IP or its Subsidiaries or Affiliates may grant sublicenses with respect to General IP Products in the form of software, in object code and source code form, to its distributors, resellers, OEM customers, VAR customers, VAD customers, systems integrators and other channels of distribution and to its end user customers.

3.3 IMPROVEMENTS. As between the parties, after the Closing Date:

(a) General IP hereby retains all right, title and interest, including all Intellectual Property Rights, in and to any Improvements to Transferred Business Technology made by or for General IP in the exercise of the licenses granted to it hereunder, subject only to the ownership of Purchaser in the underlying Transferred Business Technology and the non-competition terms agreed to by General IP pursuant to the Purchase Agreement. General IP shall not have any obligation under this Agreement to notify Purchaser of any Improvements made by or for it or to disclose or license any such Improvements to Purchaser; and

(b) As between the parties, after the Closing Date, Purchaser hereby retains all right, title and interest, including all Intellectual Property Rights, in and to any Improvements to Licensed Business Technology made by or for Purchaser in the exercise of the licenses granted to it hereunder, subject only to the ownership of General IP in the underlying Licensed Business Technology. Purchaser shall not have any obligation under this Agreement to notify General IP of any Improvements made by or for it or to disclose or license any such Improvements to General IP.

3.4 DURATION OF SUBLICENSES TO SUBSIDIARIES AND AFFILIATES. Any sublicenses granted to a particular Subsidiary or Affiliate by a party shall terminate upon the date that such Subsidiary or Affiliate ceases to be a Subsidiary or Affiliate of that party.

3.5 NO PATENT LICENSES. Nothing contained in this Article III shall be construed as conferring to either party by implication, estoppel or otherwise any license or right under any Patent or applications therefor, whether or not the exercise of any right herein granted necessarily employs an invention of any existing or later issued Patent, or, in the case of General IP, under any Mask Works. The applicable licenses granted by General IP to Purchaser and by Purchaser to General IP with respect to Patents are set forth in Article II above.

ARTICLE IV

ADDITIONAL OBLIGATIONS

4.1 ADDITIONAL OBLIGATIONS WITH REGARD TO PATENTS. Purchaser acknowledges that its employees and contractors who are former General IP or General IP Affiliate employees and contractors have a continuing duty to assist General IP with the prosecution of Licensed Business Patent applications and other Patent applications owned by General IP and, accordingly, Purchaser agrees to make available, to General IP or its counsel, on reasonable advance written notice, inventors and other persons employed by Purchaser for interviews and/or testimony to assist in good faith in further prosecution, maintenance or litigation of such Patent applications, including the signing of documents related thereto. Any actual and reasonable out-of-pocket expenses associated with such assistance shall be borne by General IP, expressly excluding the value of the time of such Purchaser personnel; provided, however, that in the case of assistance with litigation, the parties shall agree on a case by case basis on compensation, if any, of Purchaser for the value of the time of Purchaser’s employees as reasonably required.

4.2 ASSIGNMENT OF PATENTS. Neither party shall assign or grant any rights under any of the Licensed Business Patents unless such assignment or grant is made subject to the licenses granted in this Agreement.

4.3 RESPONSE TO REQUESTS. General IP shall, upon a request from Purchaser sufficiently identifying any Patent or Patent application, inform Purchaser as to the extent to which said Patent or Patent application is subject to the licenses and other rights granted hereunder.

ARTICLE V

CONFIDENTIALITY

5.1 CONFIDENTIAL INFORMATION. The parties hereto expressly acknowledge and agree that all information, whether written or oral, furnished by either party to the other party or any Subsidiary of such other party pursuant to this Agreement (“Confidential Information”) shall be deemed to be confidential and shall be maintained by each party and their respective Subsidiaries in confidence, using the same degree of care to preserve the confidentiality of such Confidential Information that the party to whom such Confidential Information is disclosed would use to preserve the confidentiality of its own information of a similar nature and in no event less than a reasonable degree of care. Notwithstanding the foregoing, after the Closing Date all Transferred Business Technology shall be deemed the Confidential Information of Purchaser, not of General IP, and Purchaser shall be deemed to have disclosed it to General IP. Except as authorized in writing by the other party, neither party shall at any time use or disclose or permit to be disclosed any such Confidential Information to any person, firm, corporation or entity, (a) except as may reasonably be required in connection with the performance of this Agreement by Purchaser, General IP or its respective Subsidiaries, as the case may be, and (b) except as may reasonably be required after the Closing Date (i) by Purchaser or its Subsidiaries in connection with the use of the Licensed Business Technology and the operation of the Business or (ii) by General IP or its Subsidiaries in connection with the licensed use of the Transferred Business Technology and the operation of its business, and (c) except to the parties’ agents or representatives who are informed by the parties of the confidential nature of the information and are bound to maintain its confidentiality, and (d) in the course of due diligence in connection with the sale of all or a portion of either party’s business provided the disclosure is pursuant to a nondisclosure agreement having terms comparable to Sections 5.1 and 5.2 hereof.

5.2 EXCEPTIONS. The obligation not to disclose information under Section 5.1 hereof shall not apply to information that, as of the Closing Date or thereafter, (a) is or becomes generally available to the public other than as a result of disclosure made after the execution of the Purchase Agreement by the party desiring to treat such information as non-confidential or any of its Subsidiaries or representatives thereof, (b) was or becomes readily available to the party desiring to treat such information as non-confidential or any of its Subsidiaries or representatives thereof on a non-confidential basis, (c) is or becomes available to the party desiring to treat such information as non-confidential or any of its Subsidiaries or representatives thereof on a non-confidential basis from a source other than its own files or personnel or the other party or its Subsidiaries, provided that such source is not known by the party desiring to treat such information as non-confidential to be bound by confidentiality agreements with the other party or its Subsidiaries or by legal, fiduciary or ethical constraints on disclosure of such information, or (d) is required to be disclosed pursuant to a governmental order or decree or other legal requirement (including the requirements of the U.S. Securities and Exchange Commission and the listing rules of any applicable securities exchange), provided that the party required to disclose such information shall give the other party prompt notice thereof prior to such disclosure and, at the request of the other party, shall cooperate in all reasonable respects in maintaining the confidentiality of such information, including obtaining a protective order or other similar order. Nothing in this Section 5.2 shall limit in any respect either party’s ability to disclose information in connection with the enforcement by such party of its rights under this Agreement; provided that the proviso of clause (d) in the immediately preceding sentence shall apply to the party desiring to disclose such information.

5.3 DURATION. The obligations of the parties set forth in this Article V with respect to the protection of Confidential Information, shall remain in effect until five years after (a) the Closing Date, with respect to Confidential Information of one party that is known to or in the possession of the other party as of the Closing Date, or (b) the date of disclosure, with respect to Confidential Information that is disclosed by the one party to the other party after the Closing Date.

ARTICLE VI

TERMINATION

6.1 VOLUNTARY TERMINATION. By written notice to the other party, either party may voluntarily terminate all or a specified portion of the license and rights granted to it hereunder by such other party. Such notice shall specify the effective date of such termination and shall clearly specify any affected Intellectual Property Rights, Technology, product or service.

6.2 SURVIVAL. Any voluntary termination by either party of the license and rights granted to it by the other party under Section 6.1 hereof shall not affect such party’s license and rights with respect to any licensed product made or service furnished prior to such termination.

6.3 NO OTHER TERMINATION. Each party acknowledges and agrees that its remedy for breach by the other party of the licenses granted to it hereunder during the applicable term of such licenses, or of any other provision hereof, shall be, subject to the requirements of

Article VII, to bring a claim to recover damages subject to the limits set forth in this Agreement and to seek any other appropriate equitable relief, other than termination of the licenses granted by it in this Agreement. For the avoidance of doubt, the parties acknowledge and agree that this Agreement and the licenses granted hereunder may not be terminated by a party for any reason whatsoever, including for breach by the other party of this Agreement or that party’s exercise of the Intellectual Property Rights of a party beyond the scope of the license granted to them hereunder.

ARTICLE VII

DISPUTE RESOLUTION

Except as otherwise set forth herein, resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, or otherwise (collectively, “Disputes”), shall be exclusively governed by and settled in accordance with the provisions of this Article VII.

7.1 NEGOTIATION. The parties shall make a good faith attempt to resolve any Dispute arising out of or relating to this Agreement through negotiation. Within thirty (30) days after notice of a Dispute is given by either party to the other party, each party shall select a first tier negotiating team comprised of supervisor, manager or area director level employees of such party and shall meet and make a good faith attempt to resolve such Dispute and shall continue to negotiate in good faith in an effort to resolve the Dispute or renegotiate the applicable Section or provision without the necessity of any formal proceedings. If the first tier negotiating teams are unable to agree within thirty (30) days of their first meeting, then each party shall select a second tier negotiating team comprised of vice president level employees of such party and shall meet within thirty (30) days after the end of the first thirty (30) day negotiating period to attempt to resolve the matter. During the course of negotiations under this Article VII, all reasonable requests made by one party to the other for information, including requests for copies of relevant documents, will be honored. The specific format for such negotiations will be left to the discretion of the designated negotiating teams but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other party. All negotiations between the parties pursuant to this Section 7.1 shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future litigation.

7.2 FAILURE TO RESOLVE DISPUTES. In the event that any Dispute arising out of or related to this Agreement is not settled by the parties within fifteen (15) days after the first meeting of the second tier negotiating teams under Section 7.1, the parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement.

7.3 PROCEEDINGS. Nothing herein, however, shall prohibit either party from initiating litigation or other judicial or administrative proceedings if such party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the Dispute through negotiation. In the event that litigation is commenced under this Section 7.3 the parties agree to continue to attempt to resolve any Dispute according to the terms of Section 7.1 during the course of such litigation proceedings under this Section 7.3.

7.4 PAY AND DISPUTE. Except as provided herein, in the event of any dispute regarding payment of a third party invoice (subject to standard verification of receipt of products or services), the party named in a third party’s invoice must make timely payment to such third party, even if the party named in the invoice desires to pursue the dispute resolution procedures outlined in this Article VII. If the party that paid the invoice is found pursuant to this Article VII to not be responsible for such payment, such paying party shall be entitled to reimbursement, with interest accrued at an annual rate of the Prime Rate, from the party found responsible for such payment.

7.5 ELECTION TO BYPASS. In the event that the parties attempt to resolve any Dispute through good-faith negotiation between personnel of a position higher than the second tier employees referenced in Section 7.1, regardless of whether the parties have previously commenced the dispute resolution process referenced in Section 7.1, then the parties shall be deemed to have satisfied the process required by Section 7.1 and may at any time invoke their respective rights under Section 7.2.

ARTICLE VIII

LIMITATION OF LIABILITY

IN NO EVENT SHALL EITHER PARTY OR ITS SUBSIDIARIES OR AFFILIATES BE LIABLE TO THE OTHER PARTY OR ITS SUBSIDIARIES OR AFFILIATES FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL NOT, HOWEVER, LIMIT THE AMOUNT OR TYPES OF DAMAGES AVAILABLE TO EITHER PARTY FOR INFRINGEMENT OR MISAPPROPRIATION OF ITS OR ITS SUBSIDIARIES’ OR AFFILIATES’ INTELLECTUAL PROPERTY RIGHTS BY THE OTHER PARTY OR SUCH OTHER PARTY’S SUBSIDIARIES OR AFFILIATES, OR FOR ANY DISCLOSURE OF CONFIDENTIAL INFORMATION.

ARTICLE IX

DISCLAIMERS

9.1 DISCLAIMER. EXCEPT AS OTHERWISE SET FORTH HEREIN OR IN THE PURCHASE AGREEMENT, EACH PARTY ACKNOWLEDGES AND AGREES THAT ALL (A) TECHNOLOGY AND INTELLECTUAL PROPERTY RIGHTS LICENSED HEREUNDER, ARE LICENSED WITHOUT ANY WARRANTIES WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT THERETO, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE,

ENFORCEABILITY OR NON-INFRINGEMENT. Except as otherwise set forth herein or in the Purchase Agreement, neither party nor any of its Subsidiaries or Affiliates makes any warranty or representation that any manufacture, use, importation, offer for sale or sale of any product or service will be free from infringement of any patent or other Intellectual Property Right of any Third Party. Except as otherwise set forth herein or in the Purchase Agreement, neither party nor any of its Subsidiaries or Affiliates makes any warranty or representation as to the validity and/or scope of any Patent licensed by it to the other party hereunder or any warranty or representation that any manufacture, use, importation, offer for sale or sale of any product or service will be free from infringement of any Patent or other Intellectual Property Right of any Third Party.

9.2 NO IMPLIED LICENSES. Nothing contained in this Agreement shall be construed as conferring any rights by implication, estoppel or otherwise, under any Intellectual Property Right, other than the rights expressly granted in this Agreement. Neither party is required hereunder to furnish or disclose to the other any technical or other information (including copies of the Licensed Business Technology or Transferred Business Technology), except as specifically provided herein or in the Purchase Agreement.

9.3 INFRINGEMENT SUITS. Neither party shall have any obligation hereunder to institute or maintain any action or suit against Third Parties for infringement or misappropriation of any Intellectual Property Right in or to any Technology licensed to the other party hereunder, or to defend any action or suit brought by a Third Party which challenges or concerns the validity of any of such rights or which claims that any Technology licensed to the other party hereunder infringes or constitutes a misappropriation of any Intellectual Property Right of any Third Party. General IP shall not have any right to institute any action or suit against Third Parties for infringement of any of the Transferred Business Intellectual Property Rights. Purchaser shall not have any right to institute any action or suit against Third Parties for infringement of any of the Licensed Business Intellectual Property Rights.

9.4 NO OBLIGATION TO OBTAIN OR MAINTAIN RIGHTS IN TECHNOLOGY. Except as otherwise set forth herein or in the Purchase Agreement, neither party, nor any of its Subsidiaries, shall be obligated to provide the other party with any technical assistance or to furnish the other party with, or obtain, any documents, materials or other information or Technology.

9.5 NO OBLIGATION TO OBTAIN OR MAINTAIN PATENTS OR TRADEMARKS. Neither General IP, nor any of its Subsidiaries or Affiliates is obligated to (a) file any Patent application, or to secure any Patent or Patent rights or (b) to maintain any Patent in force. Neither General IP, nor any of its Subsidiaries is obligated to (i) file any Trademark application, or to secure any Trademark rights or (ii) to maintain any Trademark registration in force.

ARTICLE X

MISCELLANEOUS

10.1 RECONCILIATION. The parties acknowledge that, as part of the transfer of Transferred Business Intellectual Property, Transferred Business Technology, and Transferred Business Intellectual Property Rights, General IP may inadvertently retain Technology or Intellectual Property that should have been transferred to Purchaser as part of the contemplated transfer of assets, and Purchaser may inadvertently acquire Technology or Intellectual Property that should not have been thereby transferred. Each party agrees to transfer to the other any such later discovered Technology or Intellectual Property, subject to the licenses set forth above, at the reasonable request of the appropriate owner of such Technology or Intellectual Property.

10.2 ENTIRE AGREEMENT. This Agreement and the Purchase Agreement constitute the entire understanding between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

10.3 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without regard to any conflicts of laws principles.

10.4 CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. Each party hereto irrevocably submits to the exclusive jurisdiction of the United States District Court located in Santa Clara County, California, or if such court does not have jurisdiction, the superior courts of the State of California located in Santa Clara County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties, further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 10.6 shall be effective service of process for any action, suit or proceeding in California with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Agreement or any other agreement entered into in connection therewith and for any counterclaim with respect thereto.

10.5 SECTION HEADINGS. The section headings contained in this Agreement are inserted for reference purposes only and are not intended to be a part, nor should they affect the meaning or interpretation, of this Agreement.

10.6 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answer back, by express or overnight mail delivered by an internationally recognized air courier

(delivery charges prepaid), by registered or certified mail (postage prepaid, return receipt requested) or by e-mail with receipt confirmed by return e-mail to the respective parties as follows:

if to General IP:

Avago Technologies General IP (Singapore) Pte. Ltd.

c/o Avago Technologies US Inc.

350 West Trimble Road

Building 90

San Jose, CA 95131

Attention: Rex S. Jackson, Esq.

Fax: (408) 435-4172

with copies to:

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA 94025

Attention: Peter F. Kerman, Esq.

                Anthony Klein, Esq.

Fax: (650) 463-2600

if to Purchaser:

Micron Technology, Inc.

8000 S. Federal Way

Mail Stop 1-507

Boise, ID 83716

Attention: General Counsel

Facsimile: (208) 368-4537

with copies to:

Thomas A. Briggs, Esq.

Jones Day

North Point

901 Lakeside Avenue

Cleveland, OH 44114

Fax: (216) 579-0212

or to such other address as the party to whom notice is given may have previously furnished to the other in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by e-mail, telecopy or by air courier shall be deemed effective on the first Business Day following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the third Business Day following the day on which such notice or communication was mailed. As used in this Section 10.6, “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions located in the jurisdiction in which the person to whom notice is to be provided is located are authorized or obligated by law or executive order to close.

10.7 ASSIGNABILITY.

(a) Neither party may, directly or indirectly, in whole or in part, assign or transfer this Agreement, without the other party’s prior written consent, and any attempted assignment, transfer or delegation without such prior written consent shall be voidable at the sole option of such other party; provided, however, that either party may assign or otherwise transfer this Agreement in its entirety without such consent to an entity that succeeds to all or substantially all of its business or assets to which this Agreement relates. For purposes of clarity, the parties acknowledge and agree that the business or assets to which this Agreement relates (i) with respect to Purchaser, is Purchaser’s business and assets pertaining to Licensed Image Sensor Products and (ii) with respect to General IP, is the business and assets of General IP, taken as a whole, or of any of the following business divisions of Avago Technologies Limited in existence as of the Effective Date: Wireless Semiconductor Division, Fiber Optic Products Division, ASICs Products Division, Solid-State Illumination Division, Optoelectronic Products Division, Isolation Products Division, Infrared Products Division, Motion Control Products Division, Navigation Products Division, and Mobile Input Device Operation, including any reorganized or renamed versions thereof (each, an “Avago Division”); provided, however, that in the event of an assignment or transfer of this Agreement by General IP to a third party in connection with a sale or other disposition of an Avago Division, then for purposes of the licenses granted by Micron upon closing of such disposition or sale only, (a) “General IP’s Field of Use” means the business of General IP and its Subsidiaries and Affiliates, as currently or hereafter conducted, other than Licensed Image Sensor Products and (b) “General IP Products” means any and all products and services of the businesses in which General IP or any of its Subsidiaries or Affiliates is now or hereafter engaged (including the business of making (but not having made) Third Party products for Third Parties when General IP or any of its Subsidiaries or Affiliates is acting as a contract manufacturer or foundry for such Third Parties), other than Licensed Image Sensor Products.

(b) In addition, each party (including its respective Subsidiaries or Affiliates or its permitted successive assignees or transferees hereunder) may assign or transfer this Agreement as a whole, without consent, in connection with a corporate reorganization that places such party in a substantially equivalent position in terms of business, assets or ownership of such party as before the reorganization (e.g., a reorganization in another jurisdiction).

(c) No assignment or transfer made pursuant to this Section shall release the transferring or assigning party from any of its liabilities or obligations hereunder. Without limiting the foregoing, this Agreement will be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

10.8 SEVERABILITY. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect, and General IP and Purchaser shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

10.9 AMENDMENT; WAIVER; REMEDIES CUMULATIVE. This Agreement, including this provision of this Agreement, may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party or a failure or delay by any party in exercising any power, right or privilege under this Agreement, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 10.10, provided that receipt of copies of such counterparts is confirmed.

[SIGNATURE PAGE FOLLOWS]

WHEREFORE, the parties have signed this Intellectual Property License Agreement effective as of the Closing Date.

GENERAL IP:
AVAGO TECHNOLOGIES GENERAL
IP (SINGAPORE) PTE. LTD.

By:

Name:

Title:

PURCHASER:
MICRON TECHNOLOGY, INC.

By:

Name:

Title:

[SIGNATURE PAGE TO AVAGO GENERAL IP LICENSE AGREEMENT]

EXHIBIT K

FORM OF AVAGO SENSOR IP LICENSE AGREEMENT

This AVAGO SENSOR IP LICENSE AGREEMENT (the “Agreement”) between AVAGO TECHNOLOGIES SENSOR IP PTE. LTD., a Singapore corporation (“Sensor IP”), and AVAGO TECHNOLOGIES SENSOR (U.S.A.), INC., a Delaware corporation (“Sensor USA”), (each a “Licensor” and collectively, the “Licensors”) and MICRON TECHNOLOGY, INC., a Delaware corporation (“Purchaser”), is effective as of the Closing Date (as defined in the Purchase Agreement).

WHEREAS, Licensors and certain of their Affiliates (the “Seller Parties”), and Purchaser have entered into a Purchase and Sale Agreement, dated as of November 17, 2006 (“Purchase Agreement”), pursuant to which Purchaser shall purchase and assume, and the Seller Parties shall sell, transfer and assign certain equity, assets and liabilities of the Business to Purchaser;

WHEREAS, as part of the transactions contemplated by the Purchase Agreement, contemporaneously herewith an Affiliate of the Seller Parties, Avago Technologies General IP (Singapore) Pte. Ltd., a Singapore corporation (“General IP”), and Purchaser are entering into the Avago General IP License Agreement (“Avago General IP License Agreement”), which licenses to Purchaser certain Intellectual Property Rights that have not been and will not be assigned to Purchaser under the Purchase Agreement; and

WHEREAS, all of the Intellectual Property Rights of the Licensors constitute Purchased Assets to be assigned to Purchaser after the Closing Date, either directly or indirectly through another Seller Party, and until such assignment is complete, Licensors desire to license to Purchaser all of Licensors’ respective Intellectual Property Rights.

NOW, THEREFORE, in consideration of the mutual promises of the parties, and of good and valuable consideration, it is agreed by and between the parties as follows:

ARTICLE I

DEFINITIONS

For the purpose of this Agreement the following capitalized terms are defined in this Article I and shall have the meaning specified in this Article I. Other terms that are capitalized but not specifically defined in this Agreement shall have the meaning set forth in the Purchase Agreement.

1.1 CONFIDENTIAL INFORMATION. “Confidential Information” has the meaning set forth in Article V.

1.2 IMPROVEMENTS. “Improvements” means (a) with respect to Copyrights, any modifications, derivative works, and translations of works of authorship; (b) with respect to Database Rights, any database that is created by extraction or re-utilization of another database;

and (c) with respect to Mask Works, Trade Secrets and other Intellectual Property Rights included within the definition of Technology and not covered by Section 1.2(a) – (b) above, any improvements of Technology. For the purposes of clarification, an item of Technology will be deemed to be an Improvement of another item of Technology only if it is actually derived from such other item of Technology and not merely because it may have the same or similar functionality or use as such other item of Technology.

1.3 LICENSOR PATENTS. “Licensor Patents” means every Patent anywhere in the world owned, in whole or in part, by a Licensor, including those set forth on Schedule 1 hereto.

1.4 LICENSOR INTELLECTUAL PROPERTY RIGHTS. “Licensor IP Intellectual Property Rights” means any and all Intellectual Property Rights anywhere in the world owned, in whole or in part, by a Licensor other than Licensor Patents, including such Intellectual Property Rights that constitute (a) a Trademark, including those set forth on Schedule 2 hereto; (b) Internet Property, including those set forth on Schedule 3 hereto; and (c) a registered Copyright or registered Mask Work, including those set forth on Schedule 4 hereto.

ARTICLE II

LICENSE GRANT

2.1 LICENSE GRANT TO PURCHASER. Licensors grant to Purchaser an irrevocable, worldwide, fully-paid, royalty-free, fully transferable, exclusive license, including the right to sublicense (through multiple tiers), under each and every right of Licensors in the Licensor Patents and Licensor Intellectual Property Rights for any and all products, purposes and applications in any and all fields of use.

2.2 IMPROVEMENTS. As between the parties, after the Closing Date, Purchaser hereby retains all right, title and interest, including all Intellectual Property Rights, in and to any Improvements made by or for Purchaser in the exercise of the licenses granted to it hereunder, subject only to the ownership of Licensors in the underlying Licensor Patents or Licensor Intellectual Property Rights. Purchaser shall not have any obligation under this Agreement to notify Licensors of any Improvements made by or for Purchaser or to disclose or license any such Improvements to Licensors.

ARTICLE III

ADDITIONAL OBLIGATIONS

3.1 PROSECUTION.

(a) As between Purchaser and Licensors, Purchaser shall have the right to direct and control prosecution and maintenance of the Licensor Patents and Licensor Intellectual Property Rights.

(b) Licensors shall deliver to Purchaser all of the IP Files in the possession of Licensors, any of the other Seller Parties and their respective Affiliates for the Licensor Patents and Licensor Intellectual Property Rights on or as promptly as reasonably possible after, but in no event later than 90 days after, the effective date of this Agreement. Until such time as Licensors, the other Seller Parties and their respective Affiliates transfer to Purchaser the IP File for any particular Licensor Patent or Licensor Intellectual Property Right, a Licensor shall continue to prosecute and maintain such Licensor Patent or Licensor Intellectual Property Right, at Purchaser’s expense, including by payment of all maintenance fees, annuities and other fees required to maintain the active status of such Licensor Patent or Licensor Intellectual Property Right. Subject to the foregoing sentence, Licensors shall not commit any act or fail to commit any act, and shall cause the other Seller Parties and their respective Affiliates not to commit any act or fail to commit any act that would cause any of the Licensor Patents or Licensor Intellectual Property Rights to become abandoned, expired, invalid or otherwise unenforceable. Licensors shall promptly forward to Purchaser all correspondence received by Licensor, any other Seller Party or their respective Affiliates regarding any Licensor Patent or Licensor Intellectual Property Right. Except as may be necessary to fulfill their express obligations under this Section 3.1 or to carry out the Liquidation of Sensor IP contemplated in Section 2.7 of the Purchase Agreement, Licensors shall not communicate with any Governmental Authority regarding any Licensor Patent or Licensor Intellectual Property Right without the prior consent of Purchaser, and Licensors shall communicate with any Governmental Authority regarding any Licensor Patent or Licensor Intellectual Property Right as reasonably requested by Purchaser from time to time.

3.2 ASSIGNMENT. Except in connection with an assignment of the Licensor Patents and Licensor Intellectual Property Rights to Purchaser in connection with the Purchase Agreement, Licensors shall not, and shall cause the other Seller Parties and their respective Affiliates not to, assign, license, encumber or otherwise grant any rights under any of the Licensor Patents or Licensor Intellectual Property Rights. Any such purported action shall be void and of no effect. As between Licensors and Purchaser, Licensors shall be responsible for all transfers of title of the Licensor Patents and Licensor Intellectual Property Rights, recording thereof and the costs and expenses associated therewith other than the recording of such transfer to Purchaser. As between Licensors and Purchaser, Purchaser shall be responsible for the recording of such transfer to Purchaser and the costs and expenses associated therewith.

3.3 LITIGATION.

(a) Neither party shall have any obligation hereunder to institute any action or suit against Third Parties for infringement, misappropriation or other violation of the Licensor Patents or Licensor Intellectual Property Rights. As between Licensors and Purchaser, Purchaser shall have, and Licensors shall not have, the sole right to institute any such action, and neither Licensor shall institute any such action.

(b) If any Third Party institutes any action or suit that challenges the validity or enforceability of any of the Licensor Patents or Licensor Intellectual Property Rights, as between Licensors and Purchaser, Purchaser shall have the sole right to control the defense of such action or suit. Licensors shall forward to Purchaser promptly upon receipt any correspondence from any Third Party received by either Licensor, any other Seller Party or any of their respective Affiliates challenging the validity or enforceability of any of the Licensor Patents or Licensor Intellectual Property Rights or requesting a license thereto.

(c) Each Licensor shall, and shall cause the Seller Parties and their respective Affiliate(s) to, join as a party to any suit instituted by Purchaser to enforce any of the Licensor Patents or Licensor Intellectual Property Rights, if requested by Purchaser and necessary to effect standing to sue under the applicable rules of procedure.

3.4 FURTHER ASSURANCES.

(a) Licensors shall, and shall cause the other Seller Parties and their respective Affiliates, to execute and deliver, or cause to be executed and delivered, all documents, including powers of attorney appointing Purchaser the right to control prosecution and maintenance of the Licensor Patents and Licensor Intellectual Property Rights, and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law.

(b) Licensors have, and shall ensure that their and their respective Affiliates’ employees and contractors have, a continuing duty to assist Purchaser with the prosecution, maintenance and enforcement of any Licensor Patents or Licensor Intellectual Property Rights and, accordingly, Licensors agree to make available, to Purchaser or its counsel, on reasonable advance written notice, inventors and other such employees and contractors for interviews and/or testimony to assist in good faith in prosecution, maintenance or enforcement of Licensor Patents or Licensor Intellectual Property Rights. Any actual and reasonable out-of-pocket expenses associated with such assistance shall be borne by Purchaser, excluding the value of the time of such personnel.

ARTICLE IV

CONFIDENTIALITY

4.1 CONFIDENTIAL INFORMATION. All information, whether written or oral, relating to the Licensor Patents (other than the content of published and issued Patents) and Licensor Intellectual Property Rights and the communications between the parties under this Agreement relating thereto (“Confidential Information”) shall be deemed to be confidential and shall be maintained by Licensors using the same degree of care to preserve the confidentiality of such Confidential Information that Licensors used to preserve the confidentiality thereof prior to the effective date of this Agreement, but in no event less than a reasonable degree of care. Except as authorized in writing by the Purchaser, neither Licensor shall at any time use or disclose or permit to be disclosed any such Confidential Information to any person, firm, corporation or entity, except as may reasonably be required in connection with the performance of this Agreement or the Purchase Agreement by Licensors or their respective Affiliates or Subsidiaries, as the case may be.

4.2 EXCEPTIONS. The obligation not to disclose information under Section 3.1 hereof shall not apply to information that, as of the effective date of this Agreement, (a) is or becomes generally available to the public other than as a result of disclosure by Licensor in violation hereof, (b) is or becomes available to a Licensors on a non-confidential basis from a source other than its own files or personnel or any of the other Seller Parties or their Affiliates, provided that such source is not known by Licensors to be bound by confidentiality agreements with Purchaser or any of its Affiliates, or (c) is required to be disclosed pursuant to a governmental order or decree or other legal requirement (including the requirements of the U.S. Securities and Exchange Commission and the listing rules of any applicable securities exchange), provided that Licensors shall give Purchaser prompt notice thereof prior to such disclosure and, at the request of Purchaser, shall cooperate in all reasonable respects in maintaining the confidentiality of such information, including obtaining a protective order or other similar order.

ARTICLE V

TERMINATION

5.1 TERMINATION. This Agreement shall terminate automatically upon assignment of all of the Licensor Patents and Licensor Intellectual Property Rights to Purchaser.

5.2 SURVIVAL. Upon termination of this Agreement, the provisions of Articles III and VI, and this Section 4.2, shall survive.

5.3 NO OTHER TERMINATION. Licensors remedy for breach by Purchaser of any provision of this Agreement shall be to bring a claim to recover damages and to seek any other appropriate equitable relief, other than termination of this Agreement or the licenses granted by it in this Agreement. This Agreement and the licenses granted hereunder may not be terminated by Licensors for any reason whatsoever, including breach of this Agreement by Purchaser.

ARTICLE VI

DISCLAIMER

6.1 DISCLAIMER. EXCEPT AS OTHERWISE SET FORTH IN THE PURCHASE AGREEMENT, EACH PARTY ACKNOWLEDGES AND AGREES THAT ALL LICENSOR PATENTS AND LICENSOR INTELLECTUAL PROPERTY RIGHTS ARE LICENSED WITHOUT ANY WARRANTIES WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT THERETO, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, ENFORCEABILITY OR NON-INFRINGEMENT. Except as otherwise set forth herein or in the Purchase Agreement, neither party nor any of its Subsidiaries or Affiliates makes any warranty or representation that any manufacture, use, importation, offer for sale or sale of any product or service will be free from infringement of any patent or other Intellectual Property Right of any Third Party. Except as otherwise set forth herein or in the Purchase Agreement, Licensors make no any warranty or representation as to the validity and/or scope of any Patent or Intellectual Property Right licensed by them hereunder.

ARTICLE VII

MISCELLANEOUS

7.1 ENTIRE AGREEMENT. This Agreement and the Purchase Agreement constitute the entire understanding between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

7.2 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without regard to any conflicts of laws principles.

7.3 CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. Each party hereto irrevocably submits to the exclusive jurisdiction of the United States District Court located in Santa Clara County, California, or if such court does not have jurisdiction, the superior courts of the State of California located in Santa Clara County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties, further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 6.5 shall be effective service of process for any action, suit or proceeding in California with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Agreement or any other agreement entered into in connection therewith and for any counterclaim with respect thereto.

7.4 SECTION HEADINGS. The section headings contained in this Agreement are inserted for reference purposes only and are not intended to be a part, nor should they affect the meaning or interpretation, of this Agreement.

7.5 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy with answer back, by express or overnight mail delivered by an internationally recognized air courier (delivery charges prepaid), by registered or certified mail (postage prepaid, return receipt requested) or by e-mail with receipt confirmed by return e-mail to the respective parties as follows:

if to Sensor IP or Sensor USA:

Avago Technologies Sensor IP (Singapore) Pte. Ltd.

(or to Avago Technologies Sensor (U.S.A.), Inc.)

c/o Avago Technologies US Inc.

350 West Trimble Road

Building 90

San Jose, CA 95131

Attention:  Rex S. Jackson, Esq.

Fax:

with copies to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention:  Peter F. Kerman, Esq.

                   Anthony Klein, Esq.

Fax: (650) 463-2600

if to Purchaser:

Micron Technology, Inc.

8000 S. Federal Way

Mail Stop 1-507

Boise, ID 83716

Attention:        General Counsel

Facsimile:        (208) 368-4537

with copies to:

Thomas A. Briggs, Esq.

Jones Day

North Point

901 Lakeside Avenue

Cleveland, OH 44114

Fax:  (216) 579-0212

or to such other address as the party to whom notice is given may have previously furnished to the other in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by e-mail, telecopy or by air courier shall be deemed effective on the first Business Day following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the third Business Day following the day on which such notice or communication was mailed. As used in this Section, “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions located in the jurisdiction in which the person to whom notice is to be provided is located are authorized or obligated by law or executive order to close.

7.6 ASSIGNABILITY. Purchaser may assign or transfer this Agreement, directly or indirectly, in whole or in part, without the prior written consent of the other parties hereto. Neither Licensor may assign or otherwise transfer this Agreement other than pursuant to those transactions contemplated by the Purchase Agreement. No assignment or transfer made pursuant to this Section shall release the transferring or assigning party from any of its liabilities or obligations hereunder. Without limiting the foregoing, this Agreement will be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

7.7 SEVERABILITY. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect, and Licensors and Purchaser shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

7.8 AMENDMENT; WAIVER; REMEDIES CUMULATIVE. This Agreement, including this provision of this Agreement, may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party or a failure or delay by any party in exercising any power, right or privilege under this Agreement, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

7.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 7.9, provided that receipt of copies of such counterparts is confirmed.

[SIGNATURE PAGE FOLLOWS]

WHEREFORE, the parties have signed this Avago Sensor IP License Agreement effective as of the Closing Date.

SENSOR IP:
AVAGO TECHNOLOGIES SENSOR IP PTE. LTD.

By:

Name:
Title:

SENSOR USA:
AVAGO TECHNOLOGIES SENSOR (U.S.A.), INC.

By:

Name:
Title:

PURCHASER:
MICRON TECHNOLOGY, INC.

By:

Name:
Title:

[SIGNATURE PAGE TO AVAGO SENSOR IP LICENSE AGREEMENT]

EXHIBIT L

FORM OF IP SIDE LETTER

[            ], 2006

Micron Technology, Inc.

8000 South Federal Way

Boise, Idaho 83707

Re: Matters Related to HP and Agilent IP

Ladies and Gentlemen:

Reference is hereby made to that certain Purchase and Sale Agreement, dated as November 17, 2006 (the “Purchase Agreement”), by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of Labuan (“Seller”), Avago Technologies (Sensor) U.S.A. Inc., a Delaware corporation (“U.S. R&D”), each Subsidiary of Seller Parent that executes a joinder to this Agreement pursuant to Section 6.8(c) of the Purchase Agreement (together with Seller, Seller Parent and U.S. R&D, the “Seller Parties”), and Micron Technology, Inc., a Delaware corporation (“Purchaser”). Capitalized terms not otherwise defined herein shall have the respective meaning assigned to them in the Purchase Agreement.

1. Following the Closing and in addition to the indemnification obligations set forth in the Purchase Agreement, the Seller Parties shall indemnify, defend and hold harmless each Purchaser Indemnified Party from and against, and shall compensate and reimburse each Purchaser Indemnified Party for, those Purchaser Losses (but only such Purchaser Losses) that would not have been suffered or otherwise incurred by such Purchaser Indemnified Party had Purchaser entered into the license agreements attached hereto as Attachment A and Attachment B on the Closing Date.

2. Each Purchaser Indemnified Party shall notify Seller Parent promptly of such Purchaser Indemnified Party’s discovery of any matter and of any actual or threatened claims by, or actual or threatened litigation or other disputes with, third parties that may give rise to a claim for indemnification pursuant to this letter agreement (any such claims, litigation and disputes being referred to as “Claims” for purposes of this letter agreement).

3. Promptly (but in no event later than ten days) after the receipt by any Purchaser Indemnified Party of a notice of any Claim, such Purchaser Indemnified Party shall give written notice of such Claim to Seller Parent, stating in reasonable detail the nature and basis of each Claim and the amount thereof, to the extent known, along with copies of the relevant documents received by such Purchaser Indemnified Party evidencing the Proceeding, if any, in which each such Claim is made, and the basis for indemnification sought. Failure of such Purchaser Indemnified Party to give such notice shall not relieve the Seller Parties from liability on account of this indemnification, except if and only to the extent that the Seller Parties are actually prejudiced thereby. Thereafter, such Purchaser Indemnified Party shall deliver to Seller Parent, promptly after such Purchaser Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by such Purchaser Indemnified Party relating to any Claim. Each Indemnified Party shall cooperate and assist the Seller Parties in determining the validity of any claim for indemnity by such Purchaser Indemnified Party and in otherwise resolving such matters.

4. Upon written notice to Seller Parent from a Purchaser Indemnified Party of any Claim, the Seller Parties shall, promptly but in no event later than 30 days after receipt of the particular notice of such Claim from such Purchaser Indemnified Party, assume the defense of the Purchaser Indemnified Party against such Claim.

5. After a Purchaser Indemnified Party provides written notice of any Claim, and upon the Seller Parties assuming the defense thereof, for so long as the Seller Parties continue to assume the defense of the Claim in accordance herewith, (i) such Purchaser Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Claim, it being understood that the Seller Parties shall pay all reasonable costs and expenses of counsel for such Purchaser Indemnified Party after such time as such Purchaser Indemnified Party has notified the Indemnifying Party of such Claim and prior to such time as the Seller Parties have assumed the defense of such Claim, (ii) such Purchaser Indemnified Party shall not file any papers or consent to the entry of any judgment in connection with any Proceeding or enter into any settlement with respect to the Claim without the prior written consent of Seller Parent, on behalf of the Seller Parties (such consent not to be unreasonably withheld, conditioned or delayed), unless Purchaser Indemnified Party first waives its claim to indemnification hereunder, and (iii) no Seller Party will consent to the entry of any judgment in connection with any Proceeding or enter into any settlement with respect to the Claim (other than a judgment or settlement that is solely for money damages and is accompanied by a release of all indemnifiable claims against such Purchaser Indemnified Party) without the prior written consent of such Purchaser Indemnified Party (not to be unreasonably withheld, conditioned or delayed). No Seller Party shall be obligated to indemnify and hold harmless any Purchaser Indemnified Party hereunder for any settlement entered into without the prior written consent of Seller Parent on behalf of all Seller Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

6. In connection with each Claim, each Purchaser Indemnified Party shall cooperate in the defense by the Seller Parties of such Claim (and the Parties agree with respect to all such Claims that a common interest privilege agreement exists between the Purchaser Indemnified Parties and the Seller Parties), including:

(i) permitting the Seller Parties to discuss the Claim with such officers, employees, consultants and representatives of such Purchaser Indemnified Party as the Seller Parties reasonably request;

(ii) permitting the Seller Parties to have reasonable access to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of such Purchaser Indemnified Party at reasonable hours to review information and documentation relative to the Claim;

(iii) providing to the Seller Parties copies of documents and samples of Avago Sensor Products as the Seller Parties reasonably request in connection with defending such Claim;

(iv) permitting the Seller Parties to conduct privileged interviews and witness preparation of officers, employees and representatives of such Purchaser Indemnified Party as the Seller Parties reasonably request;

(v) promptly collecting documents and extracting information from documents for the Seller Parties’ review and use, as the Seller Parties reasonably request, or allowing the respective representatives of the Seller Parties to do the same;

(vi) notifying the Seller Parties promptly of receipt by such Purchaser Indemnified Party of any subpoena or other third-party request for documents or interviews and testimony;

(vii) providing to the Seller Parties copies of any documents produced by such Purchaser Indemnified Party in response to or compliance with any subpoena or other third-party request for documents; and

(viii) permitting the Seller Parties to conduct such other reasonable investigations and studies, and take such other actions, as are reasonably necessary in connection with their defense or investigation of such Claim.

7. In connection with each Claim, except to the extent inconsistent with a Purchaser Indemnified Party’s obligations under applicable Law and except to the extent that to do so would subject such Purchaser Indemnified Party or its employees, agents or representatives to criminal or civil sanctions:

(i) unless ordered by a court to do otherwise, such Purchaser Indemnified Party shall not produce documents to a third party until the Seller Parties have been provided a reasonable opportunity to review, copy and assert privileges covering such documents;

(ii) the transfer to such Purchaser Indemnified Party by the Seller Parties of documents covered by the Seller Parties’ attorney-client or work-product privileges shall not constitute a waiver of such privileges;

(iii) unless otherwise ordered by a court, such Purchaser Indemnified Party shall withhold from production to any third party any documents as to which the Seller Parties assert a privilege;

(iv) such Purchaser Indemnified Party shall defend in court any such privilege asserted by the Seller Parties; and

(v) such Purchaser Indemnified Party shall permit the Seller Parties to prepare any employees of such Purchaser Indemnified Party required or requested to testify or otherwise be deposed or interviewed in connection with any Claim and to be present during any such testimony or interviews.

8. Any payment made pursuant to the indemnification obligations arising under this letter agreement shall be treated as an adjustment to the Purchase Price to the extent allowable under applicable Law. Any indemnity payment under this letter agreement shall be decreased by any amounts actually received by any Purchaser Indemnified Party under third-party insurance policies with respect to such Loss prior to the time payment by the Seller Parties is due and payable under this Agreement (net of any premiums paid by such Purchaser Indemnified Party under the relevant insurance policy and any costs incurred by such Purchaser Indemnified Party in procuring such payment under such policy). Purchaser shall, and shall cause each Purchaser Indemnified Party (i) to use commercially reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this letter agreement has been paid by any Seller Party to or on behalf of such Purchaser Indemnified Party prior to the receipt, directly or indirectly, by such Purchaser Indemnified Party of any net insurance proceeds under third-party insurance policies on account of such Purchaser Loss which duplicate, in whole or in part, the payment made by such Seller Party to or on behalf of such Purchaser Indemnified Party, such Purchaser Indemnified Party shall remit to such Seller Party an amount equal to the amount of the net insurance proceeds actually received by such Purchaser Indemnified Party on account of such Purchaser Loss which duplicate, in whole or in part, the payment made by such Seller Party to or on behalf of such Purchaser Indemnified Party.

9. If the amount of any Indemnity Claim gives rise to a current deduction to the Purchaser Indemnified Party making the Indemnity Claim, the indemnity payment shall be reduced by the amount of the Tax Benefit of such current deduction actually realized by such Purchaser Indemnified Party on account of such Purchaser Loss prior to the time payment by the Seller Parties is due and payable under this letter agreement. In the event that any Seller Party pays to or on behalf of a Purchaser Indemnified Party any amount in respect of a Purchaser Loss subject to indemnification under this letter agreement and, subsequent to such payment such Purchaser Indemnified Party actually realizes a Tax Benefit on account of such Purchaser Loss, such Purchaser Indemnified Party shall remit to the Seller Parties an amount equal to the amount of such Tax Benefit actually realized on account of such Purchaser Loss.

10. Notwithstanding anything in this letter agreement or in any Local Asset Transfer Agreement to the contrary, Purchaser shall not make any claim for indemnification or otherwise in any circumstances whatsoever against any Seller Party other than by means of a claim against Seller as agent for such other Seller Party pursuant to the terms of this letter agreement unless Seller fails to satisfy its obligations under this letter agreement, and Purchaser shall indemnify Seller on its own behalf and as agent for all other Seller Parties against any claim for indemnification made against the Seller Parties contrary to this sentence.

11. Following the Closing, with the exception of remedies based on fraud, the remedies set forth in this letter agreement shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Purchaser Indemnified Parties under any other agreement or pursuant to any statutory or common law with respect to any Purchaser Losses of any kind or nature incurred directly or indirectly resulting from or arising out of the matters for which indemnification may be sought by the Purchaser Indemnified Parties under this letter agreement. The Seller Parties and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this paragraph.

12. The provisions hereof shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns. This letter agreement and all claims arising out of this letter agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of Delaware.

[signature page follows]

Very truly yours,

AVAGO TECHNOLOGIES LIMITED

By:
Printed Name:
Title:

AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION

By:
Printed Name:
Title:

AVAGO TECHNOLOGIES (SENSOR) U.S.A. INC.

By:
Printed Name:
Title:

Acknowledged and agreed to,
As of the date first written above

MICRON TECHNOLOGY, INC.

By:
Printed Name:
Title:

[Signature Page to IP Side Letter]

EXHIBIT M

Purchased Assets

Purchased Assets consist of the following assets related to the Business:

(a)	Any fixtures, leasehold improvements, machinery, equipment and tangible personal property attached to or located on the Assigned Real Property that (i) relate primarily to or are used or held for use primarily in connection with the Business, or (ii) that relate exclusively to or are held for use exclusively by the Business and are located in those portions of the Assigned Real Property that are occupied by or shared with the Retained Business and excluding any facility equipment shared by the Business and the Retained Business such as air handling units, chillers and similar items (collectively, the “Tangible Personal Property”), including the Tangible Personal Property identified or that should have been identified in Section 4.18 of the Disclosure Letter;

(b)	to the extent not of a category or type described in clause (a) above, all machinery, equipment, vehicles, furniture, fixtures, tools, instruments, spare parts, supplies (including storeroom supplies), pallets, office and laboratory equipment, testing facilities, materials, fuel and other personal property, owned or leased, not normally included in inventory, that are used or held primarily for use in connection with the Business (collectively, the “Personal Property”), but excluding Personal Property that is part of the Seller Parties’ centralized services for information technology or other matters, which shall be Excluded Assets;

(c)	except as otherwise specifically provided in the Agreement, all transferable warranties, guarantees, claims, rights, credits, causes of action, or rights of setoff, against third parties to the extent relating to or arising from any of the Business, the Purchased Assets, the Transferred Business Intellectual Property or the Transferred Business Intellectual Property Rights;

(d)	all transferable Permits, certificates, licenses (excluding licenses relating to Intellectual Property Rights), orders, franchises, registrations, variances, Tax abatements, approvals and other similar rights or authorizations of any Governmental Authority exclusively related to the ownership, maintenance and operation of the Business;

(e)	all customers’ files, credit information, supplier lists, parts lists, vendor lists, business correspondence, business lists, sales literature, promotional literature and other selling and advertising materials and all other assets and rights primarily related to the distribution, sale or marketing of the Avago Sensor Products; provided, however, that to the extent any such materials also relate to or arise from or are used in connection with the Retained Business, or any such information is commingled with information used in the Retained Business, Seller shall have the right to use and license others to use such materials and information (provided such use and licenses to use are not in violation of or otherwise inconsistent with the terms of Section 6.9 of this Agreement, the Avago General IP License Agreement or the Master Separation Agreement), and the original version of all such materials and of all tangible embodiments of such information shall not be a Purchased Asset and shall be retained by the Seller Parties with true, complete and correct copies of all such originals and tangible embodiments to be provided to Purchaser at Closing;

(f)	to the extent transferable (assuming receipt of any required third party consent to such transfer), all right, title or interest of the Seller Parties and their Affiliates in or to: (A) the Business Intellectual Property Licenses identified on Exhibit M-1, (B) the Supplier Contracts, maintenance or service agreements, purchase orders for materials and other services, dealer and distributorship agreements, advertising and promotional agreements, equipment leases, licenses (but excluding licenses relating to Intellectual Property Rights other than Business Intellectual Property Licenses), joint ventures, partnership agreements or other Contracts (including any agreements of the Seller Parties or their Affiliates with suppliers, sales representatives, distributors, agents, lessees of Personal Property, licensors, licensees, consignors and consignees specified therein (but excluding licenses related to Intellectual Property Rights other than Business Intellectual Property Licenses)), in each case in this clause “(B)” that are exclusively related to the Business and are identified on Exhibit M-1, and (C) any utility, electricity, gas, water, sanitary, sewer and similar property specific Contracts exclusively related to the Assigned Real Property (collectively, the “Transferred Contracts”), and with respect to any of the foregoing types or categories of Contracts in clause “(B)” that are primarily but not exclusively related to the Business, the portion thereof relating to the Business to the extent the Seller Parties obtain the consent of the counterparty thereto to assign in part or otherwise divide such Contracts between Purchaser and the applicable Seller Party or its Affiliates in accordance with Section 6.17 hereof and upon receipt of such consent such portion thereof shall become a Transferred Contract;

(g)	all Transferred Business Technology and all Transferred IT Infrastructure;

(h)	all marketing, personnel, financial and other books and all other documents, microfilm and business records and correspondence wherever located, primarily related to the Business; provided, however, that to the extent any such documents also relate to or arise from or are used in connection with the Retained Business, or any such information is commingled with information used in the Retained Business, the original version of such information shall not be a Purchased Asset (and Seller shall have the right to use such information, provided such use and licenses to use are not in violation of or otherwise inconsistent with the terms of Sections 6.9 or 6.10 of this Agreement, the Avago General IP License Agreement or the Master Separation Agreement) and shall be retained by Seller with true, complete and correct copies thereof to be provided to Purchaser at Closing; provided, however, upon reasonable request, the Seller Parties will provide the Purchaser with reasonable access to the foregoing information that relates to the Business but does not primarily relate to the Business;

(i)	all automobiles and other vehicles owned by the Seller Parties and their Affiliates and used exclusively by Transferred Employees, and, to the extent transferable, leasehold interests in all leases of automobiles and other vehicles leased by the Seller Parties or their Affiliates and used exclusively by Transferred Employees, a list of which automobiles and other vehicles and leasehold interests therein is set forth in Exhibit M-2.

M-2

(j)	any and all assets associated with or allocated to Transferred Employees in accordance with Section 6.6 or 6.7;

(k)	the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights, including the right to sue for past, present and future infringement or other violation thereof, and also including the goodwill of the Business appurtenant to trademarks included in the Transferred Business Intellectual Property, but subject to the terms of any licenses granted to third parties listed on Section 4.6(a)(x) of the Disclosure Letter; and

(l)	all other assets and rights of the Seller Parties and their respective Affiliates to the extent such assets are used primarily in the Business, are not Excluded Assets identified on Exhibit G and are not of a category or type described in the foregoing clauses (a) through (k).

With respect to the Purchased Assets identified in foregoing clauses (a) and (b), to the extent such Purchased Assets are leased or licensed from a third party, the transfer to Purchaser shall only be to the extent of such lease or license.

The Seller Parties shall use commercially reasonable efforts to identify prior to the Closing any Contracts of a type required to be listed on Exhibit M-1 that are not so listed as of the date of this Agreement and to promptly deliver true, correct and complete copies of such contracts to Purchaser. In the event Purchaser elects prior to the Effective Date to treat any of such Contracts as a Transferred Contract under this Agreement, then the Parties shall amend Exhibit M-1 to add such Contract.

For an asset to be deemed to be “primarily” used or held for use by the Business, 80% or more of its usage must be for the benefit of the Business.

Notwithstanding the foregoing, the Purchased Assets will not include any Excluded Assets.

M-3